U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                      ---------------------
                        FORM 10-SB AMENDED
                      ---------------------


         GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                     Under Section 12(g) of
              The Securities Exchange Act of 1934
                     ---------------------

                 ICEBERG CORPORATION OF AMERICA
         (Name of Small Business Issuer in its charter)


Nevada                                                Applied For
(State or other jurisdiction of                  (I.R.S. Employer
Incorporation or organization)                Identification No.)



     P.O. Box 8251, St. John's, Newfoundland, Canada A1B 3N4
             (Address of principal executive offices)


                          (709) 739-5731
                   (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act:

                               NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                  $0.0001 PAR VALUE COMMON STOCK
                         (Title of Class)

              $0.0001 PAR VALUE SPECIAL COMMON STOCK
                         (Title of Class)

                        TABLE OF CONTENTS


                              PART I

Item 1.   Description of Business

Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations.

Item 3.   Description of Property

Item 4.   Security Ownership of Certain Beneficial Owners and
          Management

Item 5.   Directors, Executive Officers, Promoters and Control
          Persons

Item 6.   Executive Compensation

Item 7.   Certain Relationships and Related Transactions

Item 8.   Description of Securities


                             PART II

Item 1.   Market for Common Equities and Related Stockholder
          Matters

Item 2.   Legal Proceedings

Item 3.   Changes in and Disagreements with Accountants

Item 4.   Recent Sales of Unregistered Securities

Item 5.   Indemnification of Directors and Officers


                             PART F/S

Financial Statements


                             PART III

Index to Exhibits

Signatures

Exhibits

                              PART I


Item 1.   Description of Business

     a)  Company Background.

     Iceberg Corporation of America (the "Company") was organized under the laws of the State of Nevada on July 3rd, 1989, under the name "D.V. Holdings, Inc." Until June of 1999, the Company conducted no business. On June 25, 1999, the Company consummated a reverse merger whereby it acquired 100% of the issued and outstanding common shares of Iceberg Industries Corporation ("Iceberg Industries") for total consideration of $3,631,848, based upon a share for share exchange at a ratio of 1.7 shares of the Company for each share of Iceberg Industries. As a result of the merger, the Company filed a Certificate of Amendment with the Secretary of State of the State of Nevada changing its name to "Iceberg Corporation of America".

     At the date of combination, the Company was a dormant public shell company with no identifiable assets other than cash. As such, the reverse takeover transaction was considered a capital transaction rather than a business combination. The purchase price for the Iceberg Industries shares was satisfied by the issuance of 1,251,753 Common Shares and 4,506,106 Special Common Shares of the Company. The Special Common Shares are held by Icecap Equity, Inc., an entity incorporated under the laws of the Province of Newfoundland, through its trustee James D. Smyth, to allow for the postponement of potential tax implications to Canadian resident shareholders of Iceberg Industries resulting from the reverse takeover transaction. The Special Common Shares have voting rights equal to the Company's Common Shares and may be exchanged at any time for a Common Share of the Company on an equivalent basis. Accordingly, the Special Common Shares are the economic equivalent of the Common Shares, and, in effect, give the Company full ownership and control of Iceberg Industries.

     As a result of these transactions, the former shareholders of Iceberg Industries effectively control the Company through their share ownership. Under these circumstances, U.S. GAAP requires that Iceberg Industries be identified as the accounting acquirer. Accordingly, this registration statement and the accompanying financial statements reflect, both prior and subsequent to the acquisition, the business of the acquired entity, Iceberg Industries Corporation. Historical shareholders' equity of Iceberg Industries has also been retroactively restated for the equivalent number of shares received in the reverse takeover transaction.

     Iceberg Industries Corporation, a development stage company, was incorporated under the laws of the province of Newfoundland, Canada on July 22, 1996. As a result of its acquisition of Iceberg Industries, the Company's principal activity is intended to be the commercial supply of premium beverage products, including iceberg water, beer and vodka, which utilize only water obtained from icebergs as the core ingredient. To date, Iceberg Industries has generated 55% of its revenue from bottling spring water and 45% from iceberg water. Iceberg Industries has invested $698,264 in the development of technology for the harvesting of icebergs and the production of premium water from icebergs. Iceberg Industries acquired a spring water bottling company on March 31, 1998, which gave it access to an existing water bottling line as well as trained staff who could be used to bottle the iceberg water product. It has subsequently developed substantial new production facilities and has recently focused its energies on product development, packaging, market research and market development. Management continues to commit significant efforts to these development activities, financial planning and raising the required capital to support the ongoing research and development.

     The acquired company, Iceberg Industries Corporation, had previously received a Grant from the Canadian government for up to $400,000 in recognition of the company's attempt to increase employment in the St. John's, Newfoundland area; had secured an improvement loan from Hong Kong Bank in the amount of $165,000 to retrofit a ship for the company's business venture; and had secured a permit from the United States Food and Drug Administration (the "FDA") to "test market" Borealis Iceberg Water in the U.S. marketplace. This permit, attached hereto as
Exhibit 10.4, was obtained when Iceberg Industries applied to the FDA for permission to sell Iceberg water in the United States. The permit allows Iceberg Industries to sell 150,000 cases of Iceberg water over a period of 15 months commencing with the first shipment of Iceberg water products. Subsequently, Iceberg Industries has applied for permission to sell Iceberg water products in the United States and to date has received individual permits from 41 States. The Company expects to receive permission from the remaining nine states over the next two months.

     The Company operates a processing plant in Trepassey, Newfoundland, and has long-term leases on the property upon which the facility is located and for purposes of office space at 16
Forest Road, St. Johns, Newfoundland.

     b)  Description of Business.

General Information on Icebergs.

     Almost the entire extent of Greenland is covered by a huge glacial blanket over 700,000 square miles in area and more than 9,000 feet in maximum thickness. Icebergs are created where the glaciers meet the sea. Icebergs spend nearly three years at sea in the freezing Arctic waters of the North Atlantic before they arrive off the coast of Newfoundland and Labrador. This annual migration of thousands of icebergs to the rugged coastline of Newfoundland can pose a serious threat to ships. Countless ships and lives have been lost to these "phantoms of the north". Every year thousands of tourists flock to the rugged shores of Newfoundland and Labrador to witness one of nature's truly magnificent marvels, the migration of ancient icebergs. These massive white giants evoke powerful images and are unique to this geographic region. The continuing interest in the Titanic has helped reinforce consumer awareness and respect for these floating fresh water sanctuaries. Icebergs start their three-year journey to the coastline of Newfoundland from Greenland. Extensive records exist on iceberg prevalence throughout the season, dating back many years. These are compiled by the International Ice Patrol, an organization formed shortly after the sinking of the Titanic in 1912. The data provides a level of comfort that icebergs will be available. The International Ice Patrol reports the number of observed icebergs that drift south of the 48th parallel North, a point that crosses the northernmost tip of the Avalon Peninsula on the Northeast coast of Newfoundland. From 1983 to 1994 an average of 312 icebergs were sighted annually. For the period 1990-1995, iceberg conditions were much more severe, with an average of 876 spotted per year. In some years more than 1,500 have been observed. A single iceberg can weigh millions of metric tones. The Company's targeted harvest represents a very small portion of this amount.

     The purity and quality of the iceberg water has been verified by independent laboratory analysis. Iceberg Industries selected water samples from several large volume producers of water products and engaged an independent lab, CANTEST, to compare various components of each water product. The results of this test indicated that Iceberg water was an excellent product and exceeded all of the tested products in 27 out of 28 elements that were measured. In the particular category, "Total Dissolved Solids", which is used by certain companies to promote their products, Iceberg water did not register on the measurement scale whereas a Canadian market leader measured 209 mg/L and a French market leader measured 301 mg/L.

Harvesting Icebergs.

     Iceberg Industries was the first holder of a permit to harvest icebergs under the Government of Newfoundland and Labrador's water use policy. The technology for harvesting icebergs is unique to Iceberg Industries. Large icebergs fracture or "calve" into smaller pieces. Once the bergs have calved to a manageable size, the Iceberg Industries' harvesting process can begin. With the use of an ocean-going tug, an ice harvesting vessel fully equipped for harvesting and processing is carefully positioned alongside a suitable iceberg. Using a crane and hydraulic grapple, ice is retrieved, crushed, and deposited into a sterile melting tank. When full, the harvesting vessel is towed to the production facility in Trepassey, Newfoundland and the water is transferred into a land storage system.

     Bottling of "Iceberg Water" is conducted at the Company's plant in Trepassey. A recent expansion and renovation added an additional 6,400 square feet. In addition, a new bottling line was installed which gives Iceberg Industries the capacity to produce 1,800,000 cases of water on an annual basis. Trepassey, Newfoundland is located on the ocean approximately two hours away from St. John's. St. John's is located on the shipping lanes to Europe and as such provides Iceberg Industries with an economical containerized shipping service to major markets. In addition, Newfoundland, which is located on the extreme East Coast of Canada, receives large quantities of goods by transport truck. There is not enough local export business to utilize all of these transport trucks on their return trips and as a result local exporters can receive favorable freight rates for the movement of goods. This provides some assistance to Iceberg Industries in making their products competitive in various markets outside of Newfoundland.

     Iceberg Industries bottles its own Spring water and Iceberg water products at its Trepassey plant. Vodka production has been sub-contracted to a highly regarded manufacturing company in Ontario, Canada. A packaging arrangement has been negotiated for the production and bottling of Vodka with Commercial Alcohol Co. at their Brampton, Ontario facility.

     Beer production has been sub-contracted to Moosehead
Breweries Inc. located in Saint John, New Brunswick, Canada. No formal contracts have yet been signed with these companies.

Industry Information.

     The bottled water industry has experienced tremendous growth over the last decade due to two major trends: rising concern about the safety of tap water and a general shift in the beverage market toward healthier, low calorie, non-alcoholic products. This trend continues. The North American bottled water market is currently a $4 billion market and, with an annual growth rate of 10%, is the fastest growing segment of the beverage industry. Management believes that the market in North America is still far from saturated as domestic per capita consumption of bottled water is only a fraction of European consumption. The industry is also extremely fragmented, with the top 10 brands accounting for only 40% of total industry sales. Industry analysts predict that bottled water sales in the United States will reach $5 billion by the year 2000. The United Kingdom and other European Union countries are also major consumers of bottled water, with per capita consumption in such countries as Germany, France and Italy being five to six times higher than that in Canada.
Further market opportunities exist in Japan and other Asian countries. At the same time, the bottled water industry is highly competitive. There are hundreds of water bottlers, many of which operate on a regional basis due to relatively high transport costs. For a major portion of the market, competition on price is important. However, there are products positioned at the high end of the market that successfully receive a price premium. "Iceberg Water" is positioned here, as an ultra premium product, capitalizing on its ability to provide the unique experience of drinking pure water from icebergs hundreds of thousands of years old. It is promoted as an affordable treat.

     Iceberg Industries' research and development efforts have positioned it as the world's first commercial supplier of a family of products which utilize water obtained from icebergs as the core ingredient. These "bergs", up to one hundred and fifty thousand years in age, yield a pristine source of natural drinking water. Protected from man and our polluted planet, these icebergs represent a unique category of drinking water. This is what separates Iceberg from the pack: pre-civilization, pre-pollution, quality water. All Iceberg products are positioned in niche markets at the premium end of the price and quality spectrum. Marketing programs rely upon the powerful, pristine and emotive images of icebergs.

     Iceberg water is considered a premium water product and as such the Company generally compares its retail price with Evian, a world leader in bottled water. The suggested retail price for 1 Liter of Iceberg water in the local market is US$1.08, although the retailer is at liberty to charge whatever price is appropriate. The price for 1 Liter of Evian water ranges from US$1.06 to US$1.15 in the same marketplace.

Branding.

     Iceberg Industries is committed to building brand equity. The product family will carry a common brand name - "BOREALIS". This helps support the cold, northern image and mystique surrounding the Company's products. Application has been made to have the name "Borealis" registered as a trademark in the United States and in Canada. In Europe, due to prior registrations of the name "Borealis", Iceberg Industries has made application to register the name "White Berg" for all products to be sold in that territory. The word "ICEBERG" will play prominently in the name, used as a descriptive term for all products. Private label production is also possible for selected customers, with a further opportunity to build brand equity. To date, water has been produced for Canadian Pacific Hotels with the "BOREALIS" trade name retained. Product has also been produced for Loblaw's and, although this was done under the President's Choice banner, it has helped create awareness of the availability of iceberg water. Iceberg Industries' initial family of products is:

     *    bottled iceberg water
     *    iceberg vodka
     *    iceberg beer
     *    crushed iceberg ice, and
     *    bottled natural spring water

     New and exciting additions to the product line are currently in the planning process, including "ice tea" and other products that use water as a foundation.

     Borealis Iceberg Water is a unique experience to be enjoyed and savored. Taste tests conducted by prospective distributors have determined that iceberg water has the softest, most natural taste of any bottled water on the market.

     Borealis Iceberg Vodka is an ultra-smooth, four-column distilled spirit. Iceberg water is used in both the distillation and blending processes.

     Borealis Iceberg Beer is craft brewed in small batches for superior quality and consistency at a highly-regarded Atlantic
Canada brewery.

     Borealis Iceberg Ice has a number of unique features that create exceptional promotional opportunities. When added to beverages, it fizzles and crackles, releasing ancient, pure air from tiny air pockets trapped under pressure in the ice.

Market Positioning.

     Iceberg Industries has created a new sector in the beverage industry. All products will be positioned at the premium end of the price and quality spectrums. Management believes that the Company's products, being unique and authentic, have many marketing advantages. Management believes it is critical to adopt this "premium" positioning strategy given the incremental harvesting, transport and processing costs relative to more conventional beverage producers.

Target Markets and Distribution.

     The initial marketing thrust has been in Canada and the United States, with the United Kingdom as an additional key market. Thus far, marketing efforts have utilized established beverage marketing companies within these regions. The intention of the Company is to utilize these companies' expertise as well as take advantage of existing shelf space made available through these companies. Negotiations have been completed with the following key distributors:

     Central Dairies ("Central"): Iceberg Industries has negotiated an arrangement with Central to represent our water products, both Spring water and Iceberg water, in Newfoundland, Nova Scotia, New Brunswick and Prince Edward Island commonly referred to as the Atlantic Provinces of Canada. Central is a division of the Farmers Dairy Co-operative Society in Nova Scotia and is the largest dairy producer and distributor in Newfoundland. Our water products are a complimentary addition to their product line. No formal contract has been entered into for this arrangement.

     Loblaw Companies Limited ("Loblaws"): Iceberg Industries has negotiated an arrangement with Loblaws for a private label 1 litre "President's Choice" Iceberg water product which is being distributed through Loblaws' 450 store supermarket chain. Future plans are to add a 500ml bottle size to the current product and to expand distribution to an additional approximately 1,000 supermarket and franchised stores. No formal contract has been entered into for this arrangement.

     Better Beverage Importers Co. ("BBI"): Iceberg Industries has negotiated a contract with BBI to be our importer of record to distribute Iceberg vodka in the United States.

     Transtrade International Inc. ("Transtrade"): Iceberg Industries has negotiated a contract with Transtrade to represent all Iceberg products in various countries around the world. The term of the contract is for 18 months and shall be renewed automatically subject to certain sales objectives on subsequent annual periods for four years.

     St. Killian Importing Co. Inc. ("St. Killian"): Iceberg Industries has negotiated a contract with St. Killian to represent Iceberg beer in the United States. The term of the contract is for a period of three years with a one year renewal at that time.

Promotion.

     The Company has focused on public relations as a major contributor to the awareness of Iceberg products. Press coverage on the Company and its activities has been favorable. It is the intention of the Company to take advantage of this situation as much as possible in order to capitalize on the editorial pieces and free press made available to the Company. This will be supplemented by expenditures on promotional materials as well as participation with distributors in joint promotional activities. Management believes that such activities as being the "official water" of the 1998 Canadian Commonwealth Games Team have tremendous ongoing promotional value.

Raw Material Transport.

     Water will be primarily transported to the plant using an ice harvesting vessel. Some road transport using tanker trucks is also anticipated during the harvesting season and for transportation to producers of beer and vodka. To date, the Company has used a combination of its own tanker and a leased tanker. It intends to acquire several additional tankers which will give the Company complete control over the material put into the tankers. Hauling of these will be contracted to independent truckers. Commercial carriers will be used for longer distances. An option also exists to transport water in portable storage bags in conjunction with regular transport trailers. These can be employed for transporting bulk water over long distances. Raw material for ice production will be transported and stored in insulated containers with plastic liners. These containers each hold approximately 0.5 metric tones. The Company will have to purchase its own containers in order to maintain product integrity and to ensure an adequate supply. When offloaded from the barge or vessel at other than the processing location, these containers can be loaded into transport trailers for transportation to the processing facility.

     To date, the Company has used the services of independent local carriers and national carriers to deliver water to its processing facility. No formal contracts have been negotiated but there are adequate for-hire truckers located in the area to meet any raw material transportation requirements.
Production.

     It is not desirable for the Company to make the significant investment required to have all the required production capabilities in-house. The basic philosophy will be to make a series of strategic contractor arrangements for its products, other than water production. The Company's Trepassey plant has been bottling natural spring water since 1992. Trepassey is located 140 km south of the capital city of St. John's, Newfoundland. The plant is also used to bottle the Iceberg Water. A recent expansion added an additional 6,400 square feet, more than doubling the size of the plant. This is required to meet the demand for Iceberg Water and to accommodate the growing local demand for spring water. Within the limited confines of the existing plant processing area some equipment enhancements were initiated in the Spring of 1998. Additional enhancements were added with the plant expansion in order to meet growth in sales volume, enhance efficiencies, adhere to the rigid quality standards of the International Bottled Water Association and to reduce product costs.

     Iceberg Vodka - A packaging arrangement has been negotiated for the production of vodka with Commercial Alcohol's at their Brampton, Ontario facility. The Company will transport iceberg water to the distiller for blending with spirits and bottling under the Company's label. No formal contract has been negotiated with Commercial Alcohol at this time. Iceberg Industries supplies all of the water and packaging and the final product is then produced on a per unit fee basis.

     Iceberg Beer - Excess capacity exists in the brewing industry. Arrangements have been made with Moosehead Breweries in Saint John, New Brunswick to produce an iceberg beer product. The Company will deliver iceberg water to Moosehead for the brewing and bottling of beer for national and international markets. No formal contract has been negotiated with Moosehead Breweries at this time. Iceberg Industries supplies all of the water and packaging and the final product is then produced on a per unit fee basis.

     Iceberg Ice - There are many dormant and under-utilized seafood processing facilities on the coast of Newfoundland.
These contain a variety of receiving, weighing, conveying, sorting, processing and packaging equipment and cold storage areas. With minimal modification these are well-suited to the requirements for processing ice. Because of this, Iceberg Industries has not made any provision to process bagged crushed ice at its facility in Trepassey. The front end of the production set-up is similar to that required for melting. The ice is dumped into a hopper and fed to an ice crusher. From there the crushed ice is automatically "screened" to remove small pieces unsuitable for an ice product. These smaller particles are retrieved for melting. The pieces suitable for an ice product fall onto a flat grading conveyor. Any large or otherwise unsuitable pieces are removed. The balance continues to the end of the belt to an automatic packaging machine. After being filled, the container is appropriately sealed and placed into cold storage.

     Preliminary discussions have taken place with a company located on the North East Coast of Newfoundland, near iceberg alley, with a view to utilizing their cold storage facility to process the Company's requirements for bagged crushed ice. It is not anticipated that the Company will have to spend significant dollars to accommodate this production activity.


Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations.

Forward Looking Information.

     This report contains certain forward-looking statements and information. The cautionary statements made in this report should be read as being applicable to all related forward-looking statements wherever they appear. Forward-looking statements, by their very nature, include risks and uncertainties. Accordingly, the Company's actual results could differ materially from those discussed herein. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. Such factors, many of which are beyond the Company's control, include the following: our success in obtaining new customers; the volume and type of orders that are received from such customers; levels of, and ability to, collect accounts receivable; availability of trained personnel and utilization of the Company's capacity to complete work; competition and competitive pressures on pricing; availability, cost and terms of debt or equity financing; and economic conditions in the United States and in the regions served.

     The Company's functional currency is the Canadian dollar as all Company operations have been conducted in Canada and are denominated in the Canadian dollar. Except for share investments in U.S. dollars, there has been no activity denominated in foreign currency through June 30, 1999. Therefore, there is no currency risk or exposure to the Company in the period to June 30, 1999.

     The Company's financial statements are translated into U.S. dollars using the current exchange rate as required by FAS 52. The accumulated currency translation adjustment is reported as other comprehensive income in the statement of shareholders' equity and was $29,199 to June 30, 1999. Subsequently, in September and October 1999, the Company issued 600,000 shares for proceeds of US$1.5 million. In the future, the Company intends to conduct operations in the U.S. and in Europe. Currency risks and functional currency will be evaluated as future plans are formulated.

     While the Company is still in its development stage, management has presented the statements of operations in the traditional format.

     During the six month period ended December 31, 1999, the Company continued its development strategy by investing $142,600 in plant, property and equipment. This brings its total investment in plant, property and equipment to $2,141,141.

     In order to finance the additional investment in plant and equipment, increase in inventory, and to support ongoing start-up and research and development, the Company raised $1,500,000 through the issuance of equity shares during the six month period ended December 31, 1999. The Company is continuing its strategy of funding development through additional equity financing.
These funds will be used to manage working capital requirements and to fund ongoing operational costs with a particular emphasis on marketing expenditures as the Company introduces its products to the European Economic Community.

     The Company reports sales of $385,387 and $190,211 for the six months ended December 31, 1999, and the six months ended December 31, 1998, respectively. These sales represent minimal revenue from bottling spring water and some iceberg water. Sales have doubled over the same period last year with management's anticipation that the next quarter will see increased sales volumes for each of these products. Management continues to focus its energies on product development, market research and market development, which includes the formation of alliances in various geographical areas.

     General and administration expenses have increased in the six month period ended December 31, 1999 to $601,966 as compared with $286,283 for the six month period ended December 31, 1998. The major portion of the increase can be attributed to legal costs and additional accounting and auditing costs which were incurred in the process of preparing Iceberg Industries Corporation for the reverse takeover of Iceberg Corporation of America.

     Research and development expenses decreased in the six month period ended December 31, 1999 to $94,406 compared to $209,319 for the six month period ended December 31, 1998. Our production facility became operational during the period and the ice harvesting methodology was determined with the result that less additional expenditures are being incurred on these activities. Research and development expenses in the second quarter ended December 31, 1999 were reduced when iceberg water which was harvested in the research and development activity of the first quarter was transferred to finished product inventory.

     Sales and marketing expenses increased in the six month period ended December 31, 1999 to $359,618 as compared with $128,808 for the six month period ended December 31, 1998. This increase is a result of our redesign of all of our labels to better position our products for the international marketplace. Additional costs were incurred in shipping and warehousing as the Company started to ship products into the United States market. Product giveaways and expenditures to support the brand also increased as product sales doubled during the six month period.

     Depreciation and Amortization increased in the six month period ended December 31, 1999 to $166,417 compared with $91,563 for the six months ended December 31, 1998. This increase results from the amortization of the costs of an extension to our production facility at Trepassey which was completed in July 1998. We also installed a new bottling line which became operational in July 1998 and additional depreciation has been reflected in these six month statements.

     Interest and bank charges increased in the six month period ended December 31, 1999 to $32,116 compared with $27,710 for the six month period ended December 31, 1998. The net increase of $4,406 comprised of a decrease in short term interest expense of $321 and an increase in long term interest expense of $4,727.
The increase in long term interest expense resulted from interest charges on recent loans from shareholders.

     Net loss for the six months ending December 31, 1999 was $1,125,504 ($0.12 per share) compared to $731,214 ($0.17 per share) for the six months ending December 31, 1998.

     Research and development expenses decreased in the three months ended September 30, 1999 to $48,425 as compared with $95,675 for the three months ended September 30, 1998. This decrease resulted from the fact that our production facility became operational during the three months and the ice harvesting methodology has been determined with the result that future research and development expenditures on these particular activities will be reduced on an ongoing basis.

     Sales and Marketing expenses increased in three months ended September 30, 1999 to $186,061 as compared with $81,606 for the three months ended September 30, 1998. As stated earlier, the company recently designed new labels for all iceberg products in order to provide a consistent format in label design on the advice of our U.S. Marketing consultant. These additional costs in addition to increased wages, travel, sales retainers and advertising, as the new products became available in the marketplace, resulted in extra costs for the three month period.

     Depreciation ad Amortization increased in the three months ended September 30, 1999 to $83,032 as compared with $38,318 for the three months ended September 30, 1998. This increase results from the costs of an extension to our production facility at Trepassey and installation of a new bottling line. Both of these acquisitions were substantially completed at June 30, 1999.

     Interest and bank charges increased in the three months ended September 30, 1999 to $17,498 as compared to $14,985 for the three months ended September 30, 1998. The net increase of $2,513 comprised of a reduction in short term interest expense of $4,915 and an increase in long term interest expense of $7,428. The increase in long term expenses resulted from interest charges on recent loans from shareholders.

     During the six month period ended June 30,1999, the Company continued its development strategy by investing $985,794 in plant, property and equipment. This brings its total investment in plant, property and equipment to $1,858,953. This current period investment expanded the Company's production facility and also resulted in the installation of a new bottling line for production of its water-based products. In addition, the Company acquired land adjacent to its facility and installed storage capacity to hold bulk products for subsequent processing.

     In order to finance the acquisition of the plant and equipment, and to support ongoing start-up and research and development, the Company raised $1,878,149 through the issuance of additional equity shares during the six month period ended June 30, 1999. This significant financing activity was supplemented by shareholder advances of $425,974, an increase in trade payables of $618,587 and additional long-term debt financing of $161,033. The Company is continuing its strategy of funding development through additional equity financing. These funds will be used to manage working capital requirements and to fund ongoing developments costs. Subsequent to the June 30, 1999 year-end, the Company has raised $1,500,000 from the issuance of an additional 600,000 common shares. Management believes that this strategy will enable the Company to finance its start-up and development and move it to commercial production by the fourth quarter of fiscal year 2000.

     For the six months ended June 30, 1999 and 1998, the Company reported sales of $209,188 and $113,640, respectively. These sales represent minimal revenue from bottling spring water and some iceberg water. Management recognizes that its cost of sales for the six months ended June 30, 1999 exceeds sales by $78,282. This is as a result of the Company being in its development stage and volume of sales for the above period were insufficient to absorb the new production costs associated with the Company's expanded facility. Management expects that this will be corrected as new markets create demand for the Company's products. Management continues to focus its energies on product development, market research and market development, which includes the formation of alliances in various geographical areas.

     Cost of sales for the six months ended June 30, 1999 was $287,470 as compared to $45,013 for the six months ended June 30, 1998. In addition to the effect of increased sales, the cost of sales increase was partly the result of a write-down of vodka inventory in the amount of $94,849. This write-down was necessary to reflect the fact that previously made sales arrangements with distributors did not come to maturation. Since this was the Company's first production run of this product, packaging and label designs were not acceptable to other potential distributors. The inventory turnover ratio for the six months ended June 30, 1999 was 4.8 times per year. This ratio was not materially different from the inventory turn-over ratio of the previous year.

     General and administration expenses increased in the six month period ended June 30, 1999 to $1,059,010, as compared with $267,543 for the six month period ended June 30, 1998. These expenses include substantial costs which were incurred in the acquisition of Iceberg Corporation of America. These particular costs represent amounts paid to lawyers, accountants and other advisors in the amount of $568,095. This acquisition represents a significant event in the planned positioning of the Company into the international market place for both sales and financing.

     General and administration expenses include other costs, such as wages of $114,169 and legal and accounting fees of $63,819, incurred to enable the Company to organize itself and create the infrastructure to become an international provider of premium beverage products.

     Research and development expenses increased in the six months ended June 30, 1999 to $217,058 as compared with $169,335 for the six months ended June 30, 1998. These expenses represent a continuation of expenses incurred in operating and maintaining the ice harvesting vessel and finalizing the production and storage system at the plant in Trepassey.

     Sales and Marketing expenses incurred in the six months ended June 30, 1999 increased to $236,230 as compared with $74,354 for the six month period ended June 30, 1998. The increase represents additional costs incurred for wages, travel, sales retainers and advertising supplies and design work to prepare the Iceberg water products for introduction into the United States markets.

     Depreciation and Amortization expenses increased in the six months ended June 30, 1999 to $111,259 as compared with $47,855 for the six months ended June 30, 1998. This increase resulted from the acquisition of the ice harvesting vessel in late 1997 and the extra depreciation resulting from the purchase of Enterprise Atlantic Limited in March 1998.

     Interest and bank charges increased in the six months ended June 30, 1999 to $41,913 as compared with $33,866 for the six months ended June 30, 1998. The increase results mainly from interest charges incurred on recent loans from shareholders.

     The Company reported sales of $248,092 and nil for the years ended December 31, 1998 and 1997, respectively. Sales of Iceberg water products did not occur in this previous period as Iceberg Industries was still in its research and development phase. Iceberg Industries had purchased a spring water company, Enterprise Atlantic Limited, in early 1998 and the 1998 sales represent revenue from spring water sales and some iceberg water.

     General and administration expenses increased in the year ended December 31, 1998 to $507,167 as compared with $185,934 for the year ended December 31, 1997. These expenses which are comprised of management salaries ($207,125), legal and audit fees ($149,214), and other costs ($150,828), increased because of the activity which resulted from the purchase of the spring water company and efforts to further advance the business of producing and selling iceberg water products.

     Research and development expenses increased in the year ended December 31, 1998 to $361,850 as compared with $66,464 for the year ended December 31, 1997. These expenses represent the amounts of $182,271 incurred in operating and maintaining the Company's ice harvesting vessel as it experimented with various methods of retrieving ice from icebergs in different locations around the province of Newfoundland. The balance of research and development expenditures are comprised of amounts incurred at the Company's production facility in experimenting with different methods and procedures to safely and efficiently handle the receiving and processing of the iceberg water.

     Sales and Marketing expenses increased in the year ended December 31, 1998 to $198,250 as compared with $157,078 for the year ended December 31, 1997. These expenses represent costs incurred for wages, travel, sales retainers and advertising supplies and design work to prepare the iceberg water products for introduction into the United States market.

     Depreciation and Amortization increased in the year ended December 31, 1998 to $130,881 as compared with $8,202 for the year ended December 31, 1997. This increase resulted from the acquisition of the ice harvesting vessel and the extra depreciation resulting from the purchase of Enterprise Atlantic Limited in March 1998.

     Interest and bank charges increased in the year ended December 31, 1998 to $59,968 as compared with $15,819 for the year ended December 31, 1997. This increase resulted from interest paid on a new loan of $170,000 received from the Hong Kong Bank of Canada to purchase and refurbish the Company's ice harvesting vessel. In addition, the Company incurred high interest charges on a credit card facility which was used to fund operations prior to the completion of significant equity sales.

     The Company has incurred significant operating losses since its inception and has an accumulated deficit of $4,586,287 at December 31, 1999. The Company expects to incur further development costs to continue its product development and marketing efforts, and the Company's working capital deficiency at December 31, 1999, and limited revenue will not be sufficient to meet its development requirements. The Company's management recognizes this "going concern" issue and the need to generate additional revenues and/or resources, and has implemented several solutions to address this problem.

     Primary to management's plans for solvency in the coming year is the sale of additional equity in the Company, at least $1,500,000 of which has already been secured. (See Rule 144A Private Placement, Exhibit 10.11). Additional common stock and/or convertible debt will be marketed in the 4th quarter of fiscal 2000 to sustain the Company's projected ongoing losses. The Company also intends to enter into distribution agreements for its products in the United States, shifting marketing costs to the distributors, and thereby increasing its delivery of product through existing channels without commensurate increases in overhead. The Company believes that it can be operationally profitable by the fourth quarter of 2000, and should only experience further losses if it opts to increase advertising in an attempt to rapidly increase market penetration. Notwithstanding the foregoing, there is substantial doubt regarding the Company's ability to continue as a going concern, and as such, the Company is substantially dependent upon its ability to generate sufficient revenues to cover its operating costs.

     The Company is presently in negotiations with a third-party U.S.-based investor for a $2,000,000 equity investment and a $1,000,000 line-of-credit commitment. The Company expects to complete the sale in March 2000. These funds will be used to fund ongoing costs incurred to produce and bring the Company's products to market. Capital commitments for the year ended June 30, 2000, are estimated at $350,000 and these additional funds will be sufficient to meet the Company's obligations until the various sales initiations described herein are able to create significant cash flow. No additional facilities are needed to enable the Company to produce on a commercial basis.

     The Company believes that its long-term debt is manageable due to the fact that it is owed primarily to government lenders interested in the viability of the Company (Atlantic Canada Opportunities Agency and the Trepassey Community Development Fund totaling $395,821) or because it is payable to Company "insiders" who are likely to defer collection if shortages occur ($346,150 due to directors and officers).


RISK FACTORS

Market Risk.

     There has already been significant and substantial interest in the Iceberg product line, however, as with any market and/or product, there are uncertainties, including:

New Product Risk.

     There is a risk that consumer acceptance or ongoing interest may not be as widespread as expected.

Price Resistance Risk.

     These products are premium products that demand a high price. There is a danger of price resistance in the consumer marketplace.

Harvesting Risk.

     The data available to the Company indicates that the availability of ice from bergs will not be a problem. However, the data does not indicate the proximity of icebergs to the shore, which is a cost-sensitive condition for the Company. To safely and cost-effectively harvest icebergs, they must be close to shore to the point where the icebergs are actually aground or touching the bottom and generally in areas offering some protection from the open sea. The reported length of the season can also be misleading. Icebergs may be present but they must also be in a suitable location and in the process of breaking up in order to be harvested. The data currently available does not provide such detailed information. However, it is known that over the last three years, there were approximately 1,800 icebergs per year which floated down from Northern Labrador and Greenland. Of this number, approximately 30-40% would migrate into the sheltered bays and coves where harvesting can take place. There can be no guarantee, however, as to how many of these icebergs actually reach close enough to shore and in sheltered locations where they can be safely and economically harvested.

Sub-Contractor Performance.

     The Company relies upon sub-contracted vessels to assist in harvesting its ice supply. There is a risk of default or non-performance by these sub-contractors.

Processing Risk.

     The extent of raw material handling before final production poses an element of risk. The Company's Quality Assurance/Quality Control (QA/QC) manager has developed and monitors procedures and ensures adherence to raw material and finished product specifications. Regular lab analysis is conducted at all stages of the process. The Company is moving to implement a Hazard Analysis of Critical Control Points ("HACCP") system and is pursuing ISO 9000 certification. As a member of the International Bottled Water Association, the Company also has access to technical resources and is subject to an annual independent review of the Company's manufacturing processes.

Financial Risk.

     If the Company needs to raise additional funds in order to fund expansion, develop new or enhanced products, respond to competitive pressures or acquire complementary products, businesses or technologies, additional funds raised through the issuance of equity or convertible debt securities may dilute the percentage ownership of the present stockholders of the Company, and, in addition, such securities may have rights, preferences or privileges senior to those of the Company's Common Stock. The Company does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lesser extent, not be able to take advantage of acquisition opportunities, develop or enhance its products or respond to competitive pressures.


YEAR 2000 DISCLOSURE

     The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. The Company has not in any way been affected by Year 2000 issues related to non-compliant information technology ("IT") systems or non-IT systems operated by the Company or by third parties.

     As of the date of this filing, this risk has been a non-issue and neither the Company nor any of its hardware or software suppliers has experienced any system failures or disruptions caused by the Year 2000 issue. To date, the Company has not incurred, and does not in the future expect to incur, any material costs in remediating any potential Year 2000 problems. Most of the Company's equipment is not date-sensitive and thus not susceptible to Year 2000 issues. Any equipment that may be date-sensitive is new, and the architecture and design of its software was taken into account in all equipment purchases. Purchases have been and will continue to be limited to equipment from well-known and reputable hardware manufacturers.


Item 3.   Description of Property

     Iceberg Industries, a wholly-owned subsidiary of the Company, has an 11,200 square foot manufacturing facility at Trepassey, Newfoundland where its water products are processed and bottled. This facility is located on approximately 40 acres of Company-owned land, and all of the equipment is owned by the Company. Embedded within the 40-acre site is a small piece of real estate owned by the City of Trepassey, which is specifically the size of and constitutes the site for the bottling plant.
This parcel has been leased to the Company for a term of 99 years, with an annual rental or lease rate of $1.00. The City is surrendering fee title on this parcel to the Company after the next batch of bottle labels are modified to show Trepassey as the source of the spring water. As of the date of this filing, the transfer has not occurred. The 40-acre parcel is encumbered by a first mortgage to Trepassey Community Development Fund in the amount of $88,021, with monthly payments of $990.00, and a second mortgage to Bank of Nova Scotia, securing an obligation of $27,461, which has amortizing payments of $1667.00 per month.

     This property is, in the opinion of management, adequately covered by Insurance on the premises and its contents, under a policy issued by AXA Insurance Company.

     The Company also has long-term water rights leases in place with Basil James, an unrelated third-party landowner, for extraction of mineral water from a site directly adjacent to the Trepassey facility. The Company has these water rights for $67 per month for a period of 25 years, commencing January of 1992.

     The Company maintains an office at 16 Forest Road, St. John's, Newfoundland, Canada, which it utilizes as its main corporate business office. This lease is from Commerce Atlantic Limited, and is for a term of three (3) years, commencing on December 1, 1998, with an annual rental rate of $32,000. The space is approximately 4200 square feet, comprising the second floor of the premises. This property is also covered by insurance through AXA Insurance Company.

     The Company also maintains offices at 675 Fairview Drive, #
246, Carson City, Nevada 89701, furnished without cost to the Company.


Item 4.   Security Ownership of Certain Beneficial Owners and
          Management

(a)  Security Ownership of Certain Beneficial Owners.

     The following table sets forth the security and beneficial ownership interest for each class of equity securities known by the Company to have more than five (5%) percent of the voting securities.


Title of       Name and address           Amount and nature   Percentage
class          of beneficial              of beneficial       of class
               Owner                      ownership (1)

Common         John Kleinert              969,226             11.02%
               16 Forest Road             (affiliate)
               Suite 200
               St. John's, Newfoundland
               Canada

Common         Ron Stamp                  620,860             7.06%
               16 Forest Road             (affiliate)
               Suite 200
               St. John's, Newfoundland
               Canada

Common         Maurice Murphy             619,140             7.04%
               16 Forest Road             (affiliate)
               Suite 200
               St. John's, Newfoundland
               Canada

Common         Paul Benson                480,958             5.47%
               16 Forest Road             (affiliate)
               Suite 200
               St. John's, Newfoundland
               Canada

Special        James D. Smyth, Trustee    4,506,106           51.26%
Common (2)     16 Forest Road             (affiliate)
               Suite 100
               St. John's, Newfoundland
               Canada


     (1) Unless otherwise indicated, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

     (2) James D. Smyth is functioning as trustee for the Canadian-resident investors and shareholders that acquired their stock by way of an investment in Icecap Equity, Inc., an intermediary company formed to enable the Iceberg Industries acquisition, on a tax-deferred basis for Canadian shareholders. (See "Purchase Offer for Securities of Iceberg
          Industries" at Exhibit 10.6, which details the terms of the acquisition and the rights of holders of the Company's Special
          Common Stock; and "Notice of Change in Purchase Offer for
          Securities of Iceberg Industries" at Exhibit 10.7)


(b)  Security Ownership of Management.

     The following table sets forth the beneficial ownership for each class of equity securities of the Company beneficially owned by all directors and officers of the Company.


Title of       Name and address           Amount and nature   Percentage
class          of beneficial              of beneficial       of class
               Owner                      ownership (1)

Common         John Kleinert              969,226             11.02%
               16 Forest Road             (affiliate)
               Suite 200
               St. John's, Newfoundland
               Canada

Common         Ron Stamp                  620,860             7.06%
               16 Forest Road             (affiliate)
               Suite 200
               St. John's, Newfoundland
               Canada

Common         Maurice Murphy             619,140             7.04%
               16 Forest Road             (affiliate)
               Suite 200
               St. John's, Newfoundland
               Canada

Common         Paul Benson                480,958             5.47%
               16 Forest Road             (affiliate)
               Suite 200
               St. John's, Newfoundland
               Canada

Common         Lewis Stoyles              144,018             1.64%
               16 Forest Road             (affiliate)
               Suite 200
               St. John's, Newfoundland
               Canada

Common         All Officers and           2,834,202           32.23%
               Directors as a
               Group


     (1) Unless otherwise indicated, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.



Item 5.   Directors, Executive Officers, Promoters and
          Control Persons

     The directors and officers of the Company are as follows:

Name                     Age  Position
-----------------        ---  ---------------
Paul Benson              46   President, CEO & Director
Ron Stamp                45   Vice President-Marketing & Director
Maurice Murphy           48   Vice President-Operations
Lewis Stoyles            50   Vice President-Finance & Director
John Kleinert            40   Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

PAUL BENSON, 46, President, C.E.O. & Director

     Mr. Benson has served in senior management positions with national and local multi-unit organizations. He founded Newfoundland's first independent retail gasoline operation and co-founded a Newfoundland based advertising and marketing firm. Mr. Benson is a co-founder of the Company, and a founder of Newfoundland's first and largest bottled water operation, Enterprise Atlantic Limited, since amalgamated with the Company. Mr. Benson founded Enterprise Atlantic Limited in 1991, and was President of the company until its merger with Iceberg Industries Corporation in 1998. Mr. Benson is a graduate of Memorial University in St. John's and has served as an officer in the Canadian Navy.

RONALD STAMP, 45, Vice President - Marketing and Sales & Director

     Mr. Stamp is a co-founder of the Company, and has overall responsibility for sales and marketing. From 1994 until his co-founding of the Company in 1996, Mr. Stamp was Managing Director at Canadian Iceberg Vodka Corporation. He has over 20 years of experience in sales, marketing and public relations in the food and beverage industry in Canada, the United States and the Caribbean.

MAURICE MURPHY, 48, P. Eng., Vice President - Operations

     Mr. Murphy is a registered professional engineer and possesses a Third Class Power Certificate of Competency, issued by the government of Canada. Mr. Murphy has had over 20 years experience in the food and beverage industry in Newfoundland in senior management positions. These positions all involved responsibility for capital and operational budgets for these facilities, as well as overall responsibility for maintenance and engineering departments. Mr. Murphy assumes similar responsibilities in both plant and harvesting operations at Iceberg. Prior to his employment with the Company, Mr. Murphy was President of M.J. Murphy and Associates, Ltd., a designer, supplier and installer of general mechanical and refrigeration systems. Mr. Murphy received his Bachelor of Engineering degree from Memorial University in St. John's, Newfoundland.

LEWIS STOYLES, 50, FCA, CMC, Vice President, C.F.O. & Director

     Mr. Stoyles is a member of the Canadian Institute of Chartered Accountants and a fellow of the Newfoundland Institute of Chartered Accountants. In addition, Mr. Stoyles is a certified management consultant. He brings over 30 years experience in accounting, auditing and financial management to his position. Mr. Stoyles has worked for 20 years in various industries including manufacturing and distribution of food products, trucking and aviation transport operations. Prior to his position at Iceberg, Mr. Stoyles was managing partner of the Coopers and Lybrand, St. John's office for 6 years. Mr. Stoyles is responsible for all financial affairs of the Company.

JOHN KLEINERT, 40, Director

     Mr. Kleinert has over 18 years experience in the financial industry. As a General Partner at Goldman Sachs & Co. in New York, Mr. Kleinert worked in the municipal bond department wherein he managed the firm's Risk Portfolio. Since 1995, Mr. Kleinert has been the Chief Financial Officer of a high technology firm specializing in thermal management. Mr. Kleinert received his Bachelor of Science degree in Chemical Engineering from Princeton University.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


Item 6.   Executive Compensation.

     The following table sets forth the cash compensation which was paid by the Company for services rendered to the Company.
During fiscal years ended 1996, 1997 and 1998, the following payments were made:

                                             Remuneration (US$)
                                        ----------------------------
Name                Position            1999      1998      1997
                                        ----------------------------
Paul Benson         President & CEO      63,102    69,994   40,482

Ron Stamp           Vice President       60,426    55,146   35,836
                    -Marketing

Maurice Murphy      Vice President       45,037    25,263   Nil
                    -Operations

Lewis Stoyles       Vice President       51,340     9,628   Nil
                    -Finance

All Executive
Officers as
a group                                 219,905   159,671  76,318


     No compensation is payable to Directors of the Company in connection with attendance at board meetings, except as to such Directors who also serve as Officers of the Company in capacities other than Directors. At this time, no other compensation has been scheduled for any other member of the Board of Directors or Officer of the Company.

     Future compensation of Officers will be determined by the Board of Directors based upon the financial condition and performance of the Company, the financial requirements of the Company, and upon the individual performance of each Officer.
The Board of Directors intends to ensure that the salaries paid to the Company's Officers and employees are reasonable and prudent and are based upon both the financial condition and performance of the Company and upon the performance of individual Officers and employees.


Item 7.   Certain Relationships and Related Transactions.

     The Company and Icecap Equity Inc. purchased all of the issued and outstanding common shares of Iceberg Industries on the basis of one and seven-tenths Preferred Exchangeable Shares of Icecap Equity Inc. for each one Iceberg Industries Share or, at the option of a holder who was a non-resident of Canada, one and seven-tenths Common Shares of the Company for each Iceberg Industries Share. This purchase was completed on June 25, 1999.

     Icecap Equity Inc. was incorporated on May 3rd, 1999, to allow for the postponement of a deemed disposition of shares of Iceberg Industries and consequential tax implications for Canadian resident security holders of Iceberg Industries, until such time as the investor disposes of the Company's shares exchanged for shares of Icecap Equity Inc. Other than for the purposes stated herein, Icecap Equity Inc. has no other business activities, and shares of Icecap Equity Inc. have no value other than the right to be exchanged for shares of the Company. (See "Purchase Offer for Securities of Iceberg Industries" at Exhibit 10.6, which details the terms of the acquisition and the rights of holders of the Company's Special Common Stock; and "Notice of Change in Purchase Offer for Securities of Iceberg Industries" at
Exhibit 10.7)

     In addition, the Company has outstanding notes payable due to shareholders and to directors. Notes payable to shareholders matured in June 1999, and bear interest at rates which range between 6% to 8.75%. At June 30, 1999, all principal and accrued interest related to the notes were in arrears and outstanding. Subsequent to June 30, 1999, $328,000 of the notes have been repaid, and Management expects to fully repay the remaining balance of these notes during the fiscal year ended June 30, 2000. Notes payable to directors are unsecured, bear interest at 5% and are repayable upon demand. As of June 30, 1999, notes payable to directors totaled $346,150. The directors holding these notes have agreed not demand repayment before July 1, 2000.

     Except as herein above set forth, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


Item 8.   Description of Securities.

     The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.0001 per share, and five million (5,000,000) shares of Special Common Stock, par value $.0001 per share. At June 30, 1999, there were 4,285,085 Common Shares issued and outstanding and 4,506,106 Special Common Shares issued and outstanding, for a total of 8,791,191 issued and outstanding shares of the Company.

     All shares of the Company's Common Stock and Special Common
Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders.

     The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     The Special Common Stock shares of the Company are convertible, at the option of the respective holders of the shares thereof, at any time, and into fully paid, non-assessable Common Stock shares of the Company, at the rate of one Common Stock share for each one Special Common Stock share so surrendered for conversion. The Special Common Stock shares of the Company carry the following additional rights:

     Dividend rights: any dividends paid will be equivalent to dividends paid on the common shares of Iceberg Corporation of America Shares.

     Direct Voting Rights:  One vote per Special Common Stock
Share.

     Retraction/Redemption Rights:  The Special Common Stock
Shares are redeemable at the option of Icecap Equity Inc. and retractable at the option of the holder upon delivery of one
Iceberg Corporation of America Share.

     Liquidation Entitlement: Special Common Stock Share holders are entitled to be paid, upon any liquidation of the assets of Icecap Equity Inc. , an amount of money equivalent to the amount that would be received per Iceberg Corporation of America Share on a liquidation of Iceberg Corporation of America

     Anti-dilution: The Special Common Stock Shares contain anti-dilution provisions to keep such shares pari passu with any changes involving Iceberg Corporation of America Shares, such as reorganizations or stock splits.

     In addition to the foregoing, the Special Common Stock
Shares are subject to certain collateral contractual arrangements as follows:

     Voting Rights in Iceberg Corporation of America, Inc.:
Iceberg Corporation of America, Inc. will issue special voting shares to a trustee (the "Iceberg Corporation of America Trust Shares"). The terms of the trust shall be contained in a trust indenture which will provide as follows: (i) the number of Iceberg Corporation of America Trust Shares shall be equal to the number of Special Common Stock Shares; (ii) the voting rights of the Iceberg Corporation of America Trust Shares shall be equal and equivalent to the voting rights attached to the Iceberg Corporation of America Shares; (iii) the trustee shall vote the Iceberg Corporation of America Trust Shares as directed by the holders of the Special Common Stock Shares; and (iv) as each Special Common Stock Share is exchanged for an Iceberg Corporation of America Share, the corresponding equivalent Iceberg Corporation of America Trust Share shall be cancelled.

     Put Rights: The holders of Special Common Stock Shares may require those shares to be acquired by Iceberg Corporation of America, Inc. in exchange for an equal number of Iceberg
Corporation of America Shares.

     The Company shall at all times reserve and keep available out of its authorized but non-issued common shares the full number of Common Shares deliverable upon the conversion of all of the then outstanding Special Common Shares, and shall take all action and obtain all permits or orders that may be necessary to enable the Company lawfully to issue common shares upon the conversion of the Special Common Shares.


                             PART II


Item 1.   Market Price for Common Equity and Related Stockholder
          Matters

     (a)  Market Price.

     The Company's Common Stock is presently quoted on the National Quotation Bureau's "pink sheets."

     As of June 30, 1999, the Company had 188 shareholders of record of its common stock and one shareholder of record for the special common stock. See Item 7, Certain Relationships and Related Transactions. The Company has not paid cash dividends on its common stock. The Company anticipates that for the foreseeable future any earnings will be retained for use in its business, and no cash dividends will be paid on the common stock. Declaration of common stock dividends will remain within the discretion of the Company's Board of Directors and will depend upon the Company's growth, profitability, financial condition and other relevant factors.

     The Company's Common Stock is traded on the NQB "pink sheets" under the symbol "ICBG". This Registration Statement is being filed in order to bring the Company into compliance with the reporting requirements of the National Association of Securities Dealers Rule 6530 and thereby permit its listing on the NASD Over The Counter Bulletin Board.

     The table below reflects the high and low "bid" and "ask" quotations for the Company's Common Stock for each of the calendar years covered by this report. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

     1997                HIGH                LOW
     -----------         ------              ------
     1st Quarter                   N/A
     2nd Quarter


     1998                HIGH                LOW
     -----------         ------              ------
     1st Quarter
     2nd Quarter                   N/A
     3rd Quarter
     4th Quarter

     1999                HIGH                LOW
     -----------         ------              ------
     1st Quarter
     2nd Quarter                   N/A
     3rd Quarter         3.75                1.00
     4th Quarter         2.75                2.125


     (b)  Other.

     The securities of the Company will be considered low-priced or "designated" securities under rules promulgated under the Securities and Exchange Act of 1934. Penny Stock Regulation and Broker-Dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Rule 15g-9 under the Exchange Act establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the trans-action. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

     (c)  Dividends.

     The payment of dividends is within the discretion of the Board of Directors of the Company. The Company currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. The Company has not paid dividends since inception. It is not anticipated that any dividends will be paid in the foreseeable future and there can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future earnings, if any, the Company's financial condition and capital requirements, general business conditions and other factors.

     (d)  Transfer Agent.

     The Transfer Agent for the Company's Common Stock is Pacific
Stock Transfer Company, 5844 S. Pecos Road, Suite D, Las Vegas,
Nevada 89120.


Item 2.   Legal Proceedings.

     There are no legal proceedings threatened or pending, except such ordinary routine matters which may be incidental to the business currently being conducted by the Company.


Item 3.   Changes in and Disagreements With Accountants on
          Accounting and Financial Disclosure.

     None.


Item 4.   Recent Sales of Unregistered Securities.

     During June 1999, and closing on June 25, 1999, the Company consummated a reverse merger transaction whereby it acquired 100% of the issued and outstanding stock of Iceberg Industries Corporation for total consideration of $3,631,848, which was satisfied by the issuance of 5,757,859 shares of the Company's stock, consisting of 1,251,753 Common Shares and 4,506,106 Special Common Shares. This transaction was completed pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Internal Revenue Code section 368. As a result of these transactions, the former shareholders of Iceberg Industries effectively control the Company through their share ownership.

     In September 1999, the Company completed a private placement under Rule 506 of Regulation D whereby it issued an aggregate of 600,000 restricted shares of the Company's Common Stock in exchange for $1,500,000, or $2.50 per share, which proceeds were intended to fund the Company's immediate working capital needs. As part of the offering price, the accredited investor also received 1,300,000 Share Purchase Warrants convertible into an equivalent number of shares of the Company's Common Stock at $2.50 per share. The first 600,000 Warrants expire on December 15, 2000; the next 600,000 Warrants expire on March 15, 2002; and the final 100,000 Warrants expire on September 15, 2009. The Term Sheet for the Private Placement is included herewith as
Exhibit 10.11.

     No compensation or commissions were paid to any person in connection with the issuance of the shares, and no underwriter, broker or dealer participated in such a sale. Each issuee in the transaction described above made a written representation to the Company that he was acquiring the Company's stock for investment purposes and not with a view to the resale or redistribution thereof. Each stock certificate issued contains a restrictive legend. Each of the above transactions was deemed by the Company to be exempt from registration under Section 4(2) of the Securities Act of 1933, and Rule 145 (17 CFR Section 230.145) as a transaction not involving any public offering.

     As of the date of this report, 6,757,859 of the issued and outstanding shares of the Company's Common Stock and Special Common Stock could potentially be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in the Rule:

     In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in non-public transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(a)(11), if six conditions are met:

     (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

     (2) When restricted securities are sold, generally there must be a one-year holding period.

     (3) When either restricted or non restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold (144(e)); when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates (144(k)).

     (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

     (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

     (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

     Furthermore, Rule 145, which applies when a merger, share exchange or similar reorganization of a company takes place, would limit the ability of holders of restricted securities to sell their shares through the public market. All securities received as a result of a transaction subject to Rule 145 would be restricted for a minimum of one year from the date on which the consideration for these shares was exchanged, which would be June 25, 1999 for a large majority of the shareholders of the Company. Once the one-year period has elapsed, the holders are subject to the normal restrictions and exemptions set forth in Rule 144.

     Based upon the Company's knowledge of the dates of acquisition of the various securities of the Company, there are currently no shares of the 6,757,859 potentially tradeable restricted shares which could be immediately sold under Rule 144 of the Securities Act.


Item 5.   Indemnification of Directors and Officers.

     Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Indemnification of Directors, Officers, Employees and Agents

     So far as permitted by the Nevada Business Corporation Act, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct.
Section 78.751(1) of the Nevada Revised Statutes (NRS) authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation due to his or her corporate role.
Section 78.751(1) extends this protection against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his of her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he or she be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

     Section 78.751(4) of the NRS limits indemnification under
Section 78.751(1) and 78.751(2) to situations in which either (i) the stockholders; (ii) the majority of a disinterested quorum of directors; or (iii) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.175(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


                             PART F/S

Financial Statements.

     The following financial statements are attached to this report and filed as a part hereof.

     1)   Consolidated Financial Statements as of
          December 31, 1999 (unaudited)

     2)   Consolidated Financial Statements as of
          September 30, 1999 (unaudited)

     3)   Audited Consolidated Financial Statements as of
          June 30, 1999, and for the years ended
          December 31, 1998 and 1997

     4)   Consolidated Financial Statements as of
          June 30, 1998 (unaudited)


                     ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                              (a Development Stage Company)

                               CONSOLIDATED BALANCE SHEETS
                                       (unaudited)
                                        _________
                              (all amounts in U.S. dollars)


                                                            December       December
                                                            31, 1999       31, 1998
ASSETS
Current assets
  Cash and cash equivalents                             $     45,784     $   60,351
  Trade accounts receivable, less allowance
    for doubtful accounts of $5,625, and $3,296,
    respectively                                             276,457         49,566
  Inventory                                                  565,067        290,780
  Prepaid expenses                                            64,895         17,414
                                                            ---------      ---------
Total current assets                                         952,203        418,111

Property, plant and equipment, net                         1,727,375        737,324
Goodwill                                                     234,161        286,388
                                                            ---------      ---------
Total assets                                            $  2,913,739     $1,441,823
                                                            =========      =========

LIABILITIES
Current liabilities
  Accounts payable                                      $  1,177,282     $  542,083
  Accrued liabilities                                         50,000         18,792
  Deferred government grant                                        -         44,935
  Due to shareholders                                        454,249              -
  Current portion of long term debt                           45,789         43,610
                                                            ---------      ---------
Total current liabilities                                  1,727,320        649,420

Long term debt                                               555,934        732,276
                                                            ---------      ---------
Total liabilities                                          2,283,254      1,381,696
                                                            ---------      ---------


SHAREHOLDERS' EQUITY

Common shares, $.0001 par value; 25,000,000 shares
  authorized, 4,885,085 and 2,069,125 shares issued
  and outstanding in 1999 and 1998 respectively                  488            207
Special common shares, $.0001 par value; 5,000,000
  shares authorized, 4,506,106 and 2,175,848 shares
  issued and outstanding in 1999 and 1998 respectively           451            217
Additional paid-in capital                                 5,130,909      1,753,275
Deficit accumulated during the development stage          (4,586,287)    (1,717,031)
Accumulated other comprehensive income                        84,924         23,459
                                                            ---------      ---------
Total shareholders' equity                                   630,485         60,127
                                                            ---------      ---------
Total liabilities and shareholders' equity               $ 2,913,739    $ 1,441,823
                                                            =========      =========



                      ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                               (a Development Stage Company)

                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                        (unaudited)
                                         _________
                               (all amounts in U.S. dollars)

                                   From
                                   July 22, 1996       Six Months     Three Months
                                   (Date of            Ended          Ended
                                   Inception) to       December       December
                                   December 31, 1999   31, 1999       31, 1999


Sales                              $   842,667         $   385,387    $   190,829

Cost of sales                          764,456             256,368        137,149
                                   -----------         -----------    -----------
Gross (loss) profit                     78,211             129,019         53,680
                                   -----------         -----------    -----------

Operating expenses
  General and administrative         2,354,077             601,966        248,203
  Research and development             792,670              94,406         45,981
  Sales and marketing                  951,176             359,618        173,557
  Depreciation and amortization        416,759             166,417         83,385
                                   -----------         -----------    -----------
                                     4,514,682           1,222,407        551,126
                                   -----------         -----------    -----------
Operating loss                      (4,436,471)         (1,093,388)      (497,446)
                                   -----------         -----------    -----------
Other expenses
  Interest and bank charges             71,485               8,341          3,758
  Interest on long term debt            78,331              23,775         10,860
                                   -----------         -----------    -----------
                                       149,816              32,116         14,618
                                   -----------         -----------    -----------
Loss before taxes                   (4,586,287)         (1,125,504)      (512,064)
Income taxes                                 -                   -              -
                                   -----------         -----------    -----------

Net loss                           $(4,586,287)        $(1,125,504)   $  (512,064)
                                   ===========         ===========    ===========

Loss per share - basic
     and diluted                   $    (1.74)         $    (0.12)    $    (0.05)
                                   ===========         ===========    ===========

Weighted average common shares -
     basic and diluted               3,044,855           9,156,408      9,323,800
                                   ===========         ===========    ===========



                      ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                               (a Development Stage Company)

                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                        (unaudited)
                                         _________
                               (all amounts in U.S. dollars)

                                   From
                                   July 22, 1996       Six Months     Three Months
                                   (Date of            Ended          Ended
                                   Inception) to       December       December
                                   December 31, 1999   31, 1998       31, 1998


Sales                              $   842,667         $   190,211    $    63,036

Cost of sales                          764,456             177,742         97,993
                                   -----------         -----------    -----------
Gross (loss) profit                     78,211              12,469        (34,957)
                                   -----------         -----------    -----------

Operating expenses
  General and administrative         2,354,077             286,283         52,006
  Research and development             792,670             209,319        113,644
  Sales and marketing                  951,176             128,808         47,202
  Depreciation and amortization        416,759              91,563         53,245
                                   -----------         -----------    -----------
                                     4,514,682             715,973        266,097
                                   -----------         -----------    -----------
Operating loss                      (4,436,471)           (703,504)      (301,054)
                                   -----------         -----------    -----------
Other expenses
  Interest and bank charges             71,485               8,662           (836)
  Interest on long term debt            78,331              19,048         13,561
                                   -----------         -----------    -----------
                                       149,816              27,710         12,725
                                   -----------         -----------    -----------
Loss before income taxes            (4,586,287)           (731,214)      (313,779)
Income taxes                                 -                   -              -
                                   -----------         -----------    -----------

Net loss                           $(4,586,287)        $  (731,214)   $  (313,779)
                                   ===========         ===========    ===========

Loss per share - basic
     and diluted                   $    (1.74)         $    (0.17)    $    (0.07)
                                   ===========         ===========    ===========

Weighted average common shares -
     basic and diluted               3,044,855           4,244,973      4,244,973
                                   ===========         ===========    ===========



                      ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                               (a Development Stage Company)

                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (unaudited)
                                         _________
                               (all amounts in U.S. dollars)


                                   From
                                   July 22, 1996       Six Months     Six Months
                                   (Date of            Ended          Ended
                                   Inception) to       December       December
                                   December 31, 1999   31, 1999       31, 1998


Operating activities
  Net loss                         $(4,586,287)        $(1,125,504)   $  (731,214)
  Items not requiring cash:
    Depreciation and amortization      416,759             166,417         91,563
    Gain on sale of property,
    plant and equipment                (22,219)                -              -
                                   -----------         -----------    -----------
                                    (4,191,747)           (959,087)      (639,651)

Changes in current assets
  and liabilities
  Decrease (increase) in
    accounts receivable               (182,164)            (60,192)        87,358
  Decrease (increase) in
    inventory                         (359,145)           (251,951)       (59,561)
  Decrease in prepaid expenses         (34,122)            (10,618)        (3,421)
  Increase (decrease) in
    accounts payable                   724,988             (39,921)        48,983
  Increase in accrued liabilities       49,920              20,933          7,700
  Increase in deferred
   government grants                      (693)                -           41,258
                                   -----------         -----------    -----------

Cash used by operating activities   (3,992,963)         (1,300,836)      (517,334)
                                   -----------         -----------    -----------

Investing activities
  Purchase of property, plant
   and equipment                    (1,770,277)           (142,600)       (91,556)
  Proceeds from sale of property,
   plant and equipment                  45,626                 -              -
  Acquisition of subsidiary                 (1)                -              -
                                   -----------         -----------    -----------

                                    (1,724,652)           (142,600)       (91,556)
                                   -----------         -----------    -----------

Financing activities
  Proceeds from short term
   borrowings                           14,956                 -              -
  Advances from third parties          259,870                 -              -
  Repayment of advances from
   third parties                      (516,030)                -              -
  Advances from shareholders           431,515               5,541            -
  Repayment of advances from
   shareholders                       (289,301)           (289,301)       (24,435)
  Proceeds from issuance of
   long term debt                      871,171              36,419        371,707
  Repayment of long term debt         (135,038)            (33,124)           -
  Net proceeds from issuance
   of shares                         5,131,848           1,500,000        321,347
                                   -----------         -----------    -----------

Cash provided by financing
 activities                          5,768,991           1,219,535        668,619
                                   -----------         -----------    -----------
Effect of exchange rate
 changes on cash                        (5,592)             (4,302)        (1,360)
                                   -----------         -----------    -----------

Increase (decrease) in cash and cash
 equivalents during the period          45,784            (228,203)        58,369

Cash and cash equivalents,
 beginning of period                       -               273,987          1,982
                                   -----------         -----------    -----------

Cash and cash equivalents,
 end of period                     $    45,784         $    45,784    $    60,351
                                   ===========         ===========    ===========

Supplemental disclosures of
 cash flow information:

Cash paid for interest             $   149,816         $    32,116    $    14,618
                                   ===========         ===========    ===========

Cash paid for income taxes         $       -           $       -      $       -
                                   ===========         ===========    ===========



NOTES TO THE INTERIM FINANCIAL STATEMENTS


1. Basis of Presentation

The accompanying interim financial statements have been prepared by the Company in accordance with the rules and regulations of the Securities and Exchange Commission for interim reporting. Accounting policies utilized in the preparation of financial information herein presented are the same as set forth in the Company's annual financial statements. Certain disclosures and information normally included in financial statements have been condensed or omitted. In the opinion of the management of the Company, these financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial statements. Interim results of operations are not necessarily indicative of the results of operations for the full year.


2.   Inventories

Inventories consist of the following:

                              December       December
                              31, 1999       31,1998
                              ----------     ----------

Raw materials                 $ 287,214      $ 149,681
Finished goods                  289,706        148,218
                              ---------      ---------

                                576,920        297,899
Less reserve                    (11,853)        (7,119)
                              ---------      ---------

                              $ 565,067      $ 290,780
                              =========      =========


3.   Property, Plant and Equipment

Property, plant and equipment consist of the following:

                              December       December
                              31, 1999       31,1998
                              ----------     ----------

Plant                         $  460,009     $  138,336
Land                              47,924              -
Tank farm                        221,918              -
Furniture and equipment        1,272,889        637,850
Vehicles                          26,400         46,070
                              ----------     ----------

                               2,029,140        822,256
Less accumulated depreciation   (301,765)       (84,932)
                              ----------     ----------
                              $1,727,375     $  737,324
                              ==========     ==========


                     ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                              (a Development Stage Company)

                               CONSOLIDATED BALANCE SHEETS
                                       (unaudited)
                                        _________
                              (all amounts in U.S. dollars)


                                                            September      September
                                                            30, 1999       30, 1998
ASSETS
Current assets
  Cash and cash equivalents                             $    100,808     $   17,844
  Trade accounts receivable, less allowance
    for doubtful accounts of $5,734, and $17,067,
    respectively                                             233,298        127,904
  Inventory                                                  662,482        203,839
  Prepaid expenses                                            43,583          4,163
                                                            ---------      ---------
Total current assets                                       1,040,171        353,750

Property, plant and equipment, net                         1,762,641        763,129
Goodwill                                                     248,033        305,613
                                                            ---------      ---------
Total assets                                            $  3,050,845     $1,422,492
                                                            =========      =========

LIABILITIES
Current liabilities
  Accounts payable                                      $    953,306     $  490,666
  Accrued liabilities                                        151,860         12,593
  Deferred government grant                                        -         81,635
  Due to shareholders                                        452,002         89,234
  Current portion of long term debt                           45,037         42,721
                                                            ---------      ---------
Total current liabilities                                  1,602,205        716,849

Long term debt                                               854,060        384,447
                                                            ---------      ---------
Total liabilities                                          2,456,265      1,101,296
                                                            ---------      ---------


SHAREHOLDERS' EQUITY

Common shares, $.0001 par value; 25,000,000 shares
  authorized, 4,685,085 and 2,031,098 shares issued
  and outstanding in 1999 and 1998 respectively                  468            203
Special common shares, $.0001 par value; 5,000,000
  shares authorized, 4,506,106 and 2,151,162 shares
  issued and outstanding in 1999 and 1998 respectively           451            215
Additional paid-in capital                                 4,630,929      1,704,281
Deficit accumulated during the development stage          (4,074,223)    (1,428,149)
Accumulated other comprehensive income                        36,955         44,646
                                                            ---------      ---------
Total shareholders' equity                                   594,580        321,196
                                                            ---------      ---------
Total liabilities and shareholders' equity               $ 3,050,845    $ 1,422,492
                                                            =========      =========




                     ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                              (a Development Stage Company)

                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                       (unaudited)
                                        _________
                              (all amounts in U.S. dollars)


                                   From
                                   July 22, 1996       Three Months   Three Months
                                   (Date of            Ended          Ended
                                   Inception) to       September      September
                                   September 30, 1999  30, 1999       30, 1998


Sales                              $   651,838         $   194,558    $   127,175

Cost of sales                          627,307             119,219         79,749
                                   -----------         -----------    -----------
Gross profit                            24,531              75,339         47,426
                                   -----------         -----------    -----------

Operating expenses
  General and administrative         2,105,874             353,763        234,277
  Research and development             746,689              48,425         95,675
  Sales and marketing                  777,619             186,061         81,606
  Depreciation and amortization        333,374              83,032         38,318
                                   -----------         -----------    -----------
                                     3,963,556             671,281        449,876
                                   -----------         -----------    -----------
Operating loss                      (3,939,025)           (595,942)      (402,450)
                                   -----------         -----------    -----------
Other expenses
  Interest and bank charges             67,727               4,583          9,498
  Interest on long term debt            67,471              12,915          5,487
                                   -----------         -----------    -----------
                                       135,198              17,498         14,985
                                   -----------         -----------    -----------
Loss before income taxes            (4,074,223)           (613,440)      (417,435)
Income taxes                                 -                   -              -
                                   -----------         -----------    -----------

Net loss                           $(4,074,223)        $  (613,440)   $  (417,435)
                                   ===========         ===========    ===========

Loss per share - basic
     and diluted                   $    (1.74)         $    (0.07)    $    (0.18)
                                   ===========         ===========    ===========

Weighted average common shares -
     basic and diluted               2,548,581           8,921,625      2,341,690
                                   ===========         ===========    ===========




                     ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                              (a Development Stage Company)

                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       (unaudited)
                                        _________
                              (all amounts in U.S. dollars)


                                   From
                                   July 22, 1996       Three Months   Three Months
                                   (Date of            Ended          Ended
                                   Inception) to       September      September
                                   September 30, 1999  30, 1999       30, 1998


Operating activities
  Net loss                         $(4,074,223)        $  (613,440)   $  (417,435)
  Items not requiring cash:
    Depreciation and amortization      333,374              83,032         38,318
    (Gain) loss on sale of property,
    plant and equipment                (22,219)                -              -
                                   -----------         -----------    -----------
                                    (3,763,068)           (530,408)      (379,117)

Changes in current assets
  and liabilities
  Decrease (increase) in
    accounts receivable               (143,446)            (21,474)         8,319
  Decrease (increase) in
    inventory                         (463,377)           (356,183)        30,786
  Decrease in prepaid expenses         (14,081)              9,423         10,118
  Increase (decrease) in
    accounts payable                   698,318             (66,591)       (66,003)
  Increase in accrued liabilities      150,636             121,649          1,263
  Increase in deferred
   government grants                      (693)                -           77,867
                                   -----------         -----------    -----------
Cash used by operating activities   (3,535,711)           (843,584)      (316,767)
                                   -----------         -----------    -----------

Investing activities
  Purchase of property, plant
   and equipment                    (1,767,265)           (139,588)       (75,695)
  Proceeds from sale of property,
   plant and equipment                  45,626                 -              -
  Acquisition of subsidiary                 (1)                -              -
                                   -----------         -----------    -----------

                                    (1,721,640)           (139,588)       (75,695)
                                   -----------         -----------    -----------

Financing activities
  Proceeds from (payments of)
   short term borrowings               167,306             152,350         58,580
  Advances from third parties          259,870                 -              -
  Repayment of advances from
   third parties                      (516,030)                -              -
  Advances from shareholders           425,974                 -           65,818
  Repayment of advances from
   shareholders                       (314,464)           (314,464)           -
  Proceeds from issuance of
   long term debt                      834,752                 -           17,430
  Repayment of long term debt         (125,528)            (23,614)        (5,408)
  Net proceeds from issuance
   of shares                         4,631,848           1,000,000        275,386
                                   -----------         -----------    -----------

Cash provided by financing
 activities                          5,363,728             814,272        411,806
                                   -----------         -----------    -----------
Effect of exchange rate
 changes on cash                        (5,569)             (4,279)        (3,482)
                                   -----------         -----------    -----------

Increase (decrease) in cash and cash
 equivalents during the period         100,808            (173,179)        15,862

Cash and cash equivalents,
 beginning of period                       -               273,987          1,982
                                   -----------         -----------    -----------

Cash and cash equivalents,
 end of period                     $   100,808         $   100,808    $    17,844
                                   ===========         ===========    ===========

Supplemental disclosures of
 cash flow information:

Cash paid for interest             $   135,198         $    17,498    $    14,985
                                   ===========         ===========    ===========

Cash paid for income taxes         $       -           $       -      $       -
                                   ===========         ===========    ===========



NOTES TO THE INTERIM FINANCIAL STATEMENTS


1. Basis of Presentation

The accompanying interim financial statements have been prepared by the Company in accordance with the rules and regulations of the Securities and Exchange Commission for interim reporting. Accounting policies utilized in the preparation of financial information herein presented are the same as set forth in the Company's annual financial statements. Certain disclosures and information normally included in financial statements have been condensed or omitted. In the opinion of the management of the Company, these financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial statements. Interim results of operations are not necessarily indicative of the results of operations for the full year.


2.   Inventories

Inventories consist of the following:

                              September      September
                              30, 1999       30,1998
                              ----------     ----------

Raw materials                 $ 319,322      $ 110,195
Finished goods                  355,808         97,851
                              ---------      ---------

                                675,130        208,046
Less reserve                    (12,648)        (4,207)
                              ---------      ---------

                              $ 662,482      $ 203,839
                              =========      =========


3.   Property, Plant and Equipment

Property, plant and equipment consist of the following:

                              September      September
                              30, 1999       30,1998
                              ----------     ----------

Plant                         $  450,735     $  134,490
Land                              47,137              -
Tank farm                        218,273              -
Furniture and equipment        1,251,366        651,613
Vehicles                          25,966         30,910
                              ----------     ----------

                               1,993,477        817,013
Less accumulated depreciation   (230,836)       (53,884)
                              ----------     ----------
                              $1,762,641     $  763,129
                              ==========     ==========

        ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES

               INDEPENDENT AUDITORS' REPORT AND

               CONSOLIDATED FINANCIAL STATEMENTS

                                        DELOITTE & TOUCHE LLP
                                        Fort William Building
                                        10 Factory Lane
                                        St. John's, Newfoundland
                                        A1C 6H5


                   INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders,
Iceberg Corporation of America

We have audited the accompanying consolidated balance sheets of Iceberg Corporation of America (a development stage company) and subsidiaries as of June 30, 1999 and December 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the six months ended June 30, 1999, for each of the years ended December 31, 1998 and 1997, and for the period from July 22, 1996 (inception) to June 30,1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Iceberg Corporation of America and subsidiaries as of June 30, 1999 and December 31, 1998, and the results of their operations and their cash flows for the six months ended June 30, 1999, for each of the years ended December 31, 1998 and 1997, and for the period from July 22, 1996 (inception) to June 30, 1999, in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. Iceberg Corporation of America is a development stage company engaged in the development, production and commercial marketing of premium beverage products, which utilize iceberg water as a core ingredient. As discussed in Note 1 to the consolidated financial statements, the deficiency in working capital at June 30, 1999 and the operating losses since inception raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



St. John's, Newfoundland, Canada            Deloitte & Touche LLP
October 26, 1999


                           ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                                    (a Development Stage Company)

                                     CONSOLIDATED BALANCE SHEETS
                                              _________
                                    (all amounts in U.S. dollars)


                                                            June           December
                                                            30, 1999       31, 1998
ASSETS
Current assets
  Cash and cash equivalents                             $    273,987     $   60,351
  Trade accounts receivable, less allowance
    for doubtful accounts of $5,374, and $3,296,
    respectively                                             193,936         49,566
  Inventory                                                  302,901        290,780
  Prepaid expenses                                            53,322         17,414
                                                            ---------      ---------
Total current assets                                         824,146        418,111

Property, plant and equipment, net                         1,693,831        737,324
Goodwill                                                     266,733        286,388
                                                            ---------      ---------
Total assets                                            $  2,784,710     $1,441,823
                                                            =========      =========

LIABILITIES
Current liabilities
  Accounts payable                                      $  1,202,633     $  542,083
  Accrued liabilities                                         29,412         18,792
  Deferred government grant                                        -         44,935
  Due to shareholders                                        425,974              -
  Current portion of long term debt                           44,058         43,610
                                                            ---------      ---------
Total current liabilities                                  1,702,077        649,420

Long term debt                                               882,369        732,276
                                                            ---------      ---------
Total liabilities                                          2,584,446      1,381,696
                                                            ---------      ---------

Commitments and contingencies


SHAREHOLDERS' EQUITY

Common shares, $.0001 par value; 25,000,000 shares
  authorized, 4,285,085 and 2,069,125 shares issued
  and outstanding in 1999 and 1998 respectively                  428            207
Special common shares, $.0001 par value; 5,000,000
  shares authorized, 4,506,106 and 2,175,848 shares
  issued and outstanding in 1999 and 1998 respectively           451            217
Additional paid-in capital                                 3,630,969      1,753,275
Deficit accumulated during the development stage          (3,460,783)    (1,717,031)
Accumulated other comprehensive income                        29,199         23,459
                                                            ---------      ---------
Total shareholders' equity                                   200,264         60,127
                                                            ---------      ---------
Total liabilities and shareholders' equity               $ 2,784,710    $ 1,441,823
                                                            =========      =========


The accompanying notes are an integral part of these consolidated financial statements.

                           ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                                    (a Development Stage Company)

                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                              _________
                                    (all amounts in U.S. dollars)


                                   From
                                   July 22, 1996  Six Months     Year           Year
                                   (Date of       Ended          Ended          Ended
                                   Inception) to  June           December       December
                                   June 30, 1999  30, 1999       31, 1998       31, 1997


Sales                              $   457,280    $   209,188    $   248,092    $      -

Cost of sales                          508,088        287,470        220,618           -
                                   -----------    -----------    -----------    ----------
Gross (loss) profit                    (50,808)       (78,282)        27,474           -
                                   -----------    -----------    -----------    ----------

Operating expenses
  General and administrative         1,752,111      1,059,010        507,167       185,934
  Research and development             698,264        217,058        361,850        66,464
  Sales and marketing                  591,558        236,230        198,250       157,078
  Depreciation and amortization        250,342        111,259        130,881         8,202
                                   -----------    -----------    -----------    ----------
                                     3,292,275      1,623,557      1,198,148       417,678
                                   -----------    -----------    -----------    ----------
Operating loss                      (3,343,083)    (1,701,839)    (1,170,674)     (417,678)
                                   -----------    -----------    -----------    ----------
Other expenses
  Interest and bank charges             63,144         28,135         22,858        12,151
  Interest on long term debt            54,556         13,778         37,110         3,668
                                   -----------    -----------    -----------    ----------
                                       117,700         41,913         59,968        15,819
                                   -----------    -----------    -----------    ----------
Loss before taxes                   (3,460,783)    (1,743,752)    (1,230,642)     (433,497)
Income taxes                                 -              -              -             -
                                   -----------    -----------    -----------    ----------

Net loss                           $(3,460,783)   $(1,743,752)   $(1,230,642)   $ (433,497)
                                   ===========    ===========    ===========    ==========

Loss per share - basic
     and diluted                   $    (1.74)    $    (0.27)    $    (0.52)    $   (1.73)
                                   ===========    ===========    ===========    ==========

Weighted average common shares -
     basic and diluted               1,984,074      6,480,860      2,364,155       250,247
                                   ===========    ===========    ===========    ==========


The accompanying notes are an integral part of these consolidated financial statements.


                           ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                                    (a Development Stage Company)

                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              _________
                                    (all amounts in U.S. dollars)


                                   From
                                   July 22, 1996  Six Months     Year           Year
                                   (Date of       Ended          Ended          Ended
                                   Inception) to  June           December       December
                                   June 30, 1999  30, 1999       31, 1998       31, 1997


Operating activities
  Net loss                         $(3,460,783)   $(1,743,752)   $(1,230,642)   $ (433,497)
  Items not requiring cash:
    Depreciation and amortization      250,342        111,259        130,881         8,202
    (Gain) loss on sale of property,
    plant and equipment                (22,219)         4,127        (26,346)          -
                                   -----------    -----------    -----------    ----------
                                    (3,232,660)    (1,628,366)    (1,126,107)     (425,295)

Changes in current assets
  and liabilities
  (Increase) in accounts
    receivable                        (121,972)      (139,132)       (11,875)      (11,676)
  (Increase) decrease in
    inventory                         (107,194)         3,962         88,721      (199,877)
  (Increase) decrease in
    prepaid expenses                   (23,504)       (34,328)        10,824           -
  Increase (decrease) in
    accounts payable                   764,909        618,587        (85,683)      232,004
  Increase in accrued liabilities       28,987         10,195          2,132        16,660
  Increase (decrease) in deferred
   government grants                      (693)       (46,599)        45,905           -
                                   -----------    -----------    -----------    ----------

Cash used by operating activities   (2,692,127)    (1,215,681)    (1,076,083)     (388,184)
                                   -----------    -----------    -----------    ----------

Investing activities
  Purchase of property, plant
   and equipment                    (1,627,677)      (985,794)      (413,712)     (223,670)
  Proceeds from sale of property,
   plant and equipment                  45,626          5,866         39,760           -
  Acquisition of subsidiary                 (1)           -               (1)          -
                                   -----------    -----------    -----------    ----------

Cash used by investing activities   (1,582,052)      (979,928)      (373,953)     (223,670)
                                   -----------    -----------    -----------    ----------

Financing activities
  Proceeds from (payments of)
   short term borrowings                14,956            -         (152,985)      167,941
  Advances from third parties          259,870            -              -         233,275
  Repayment of advances from
   third parties                      (516,030)           -         (506,716)          -
  Advances from shareholders           425,974        425,974            -             -
  Proceeds from issuance of
   long term debt                      834,752        161,033        659,064        14,655
  Repayment of long term debt         (101,914)       (55,482)       (43,188)       (3,244)
  Net proceeds from issuance
   of shares                         3,631,848      1,878,149      1,554,984       198,642
                                   -----------    -----------    -----------    ----------

Cash provided by financing
 activities                          4,549,456      2,409,674      1,511,159       611,269
                                   -----------    -----------    -----------    ----------
Effect of exchange rate
 changes on cash                        (1,290)          (429)          (847)          -
                                   -----------    -----------    -----------    ----------

Increase (decrease) in cash and cash
 equivalents during the period         273,987        213,636         60,276          (585)

Cash and cash equivalents,
 beginning of period                       -           60,351             75           660
                                   -----------    -----------    -----------    ----------

Cash and cash equivalents,
 end of period                     $   273,987    $   273,987    $    60,351    $       75
                                   ===========    ===========    ===========    ==========

Supplemental disclosures of
 cash flow information:

Cash paid for interest             $   117,700    $    41,913    $    59,968    $   15,819
                                   ===========    ===========    ===========    ==========

Cash paid for income taxes         $       -      $       -      $       -      $      -
                                   ===========    ===========    ===========    ==========


The accompanying notes are an integral part of these consolidated financial statements.


                           ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                                    (a Development Stage Company)

                            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                              __________
                                    (all amounts in U. S. dollars)

                           Common and                          Deficit
                         Special Common                        Accumulated  Accumulated     Total
                             Shares            Additional      During the   Other           Share-
                            Par Value          Paid in         Development  Comprehensive   holders'
                         Number    Amount      Capital         Stage        Income          Equity

Balance at July 22, 1996
 (Inception)                       $   -       $   -           $   -        $   -           $   -
Components of comprehensive
 income (loss)
  Net loss                  -          -           -              (52,892)      -               (52,892)
  Foreign currency
   translation adjustment   -          -           -               -               270              270
                                                                                             ----------
  Total comprehensive
   income (loss)                                                                                (52,622)
                                                                                             ----------
Issuance of shares        10,000         1           72                                              73
                         -------   -------     --------        ----------    ---------       ----------

Balance at December 31,
 1996                     10,000         1           72           (52,892)         270          (52,549)
Components of
 comprehensive
 income (loss)
  Net loss                  -          -           -             (433,497)      -              (433,497)
  Foreign currency
   translation adjustment   -          -           -               -            16,210           16,210
                                                                                             ----------
  Total comprehensive
   income (loss)                                                                               (417,287)
                                                                                             ----------
Issuance of shares       481,006        48      198,594            -            -               198,642
                         -------   -------     --------        ----------    ---------       ----------

Balance at December 31,
 1997                   491,006         49      198,666          (486,389)      16,480         (271,194)
Components of
 comprehensive
 income (loss)
  Net loss                  -          -           -           (1,230,642)      -            (1,230,642)
  Foreign currency
   translation adjustment   -          -           -               -             6,979            6,979
                                                                                             ----------
  Total comprehensive
   income (loss)                                                                             (1,223,663)
                                                                                             ----------
Issuance of shares     3,753,967       375    1,554,609                                       1,554,984
                         -------   -------     --------        ----------    ---------       ----------

Balance at December 31,
 1998                  4,244,973       424    1,753,275        (1,717,031)      23,459           60,127
Components of
 comprehensive
 income (loss)
  Net loss                  -          -           -           (1,743,752)      -            (1,743,752)
  Foreign currency
   translation adjustment   -          -           -               -             5,740            5,740
                                                                                             ----------
  Total comprehensive
   income (loss)                                                                             (1,738,012)
                                                                                             ----------
Issuance of shares     4,546,218       455    1,877,694            -            -             1,878,149
                         -------   -------     --------        ----------    ---------       ----------

Balance at June 30,
 1999                  8,791,191   $   879   $3,630,969       $(3,460,783)   $  29,199       $  200,264


The accompanying notes are an integral part of these consolidated financial statements.


         ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            _________
                  (all amounts in U.S. dollars)



1.   Description of business and basis of presentation

Description of business

Iceberg Industries Corporation ("Iceberg Industries"), a development stage company, was incorporated under the laws of the province of Newfoundland, Canada on July 22, 1996. As more fully described in Note 3(a), Iceberg Corporation of America ("the Corporation"), a dormant public shell company, acquired Iceberg Industries effective June 25, 1999. The acquisition by the Corporation resulted in the former shareholders of Iceberg Industries acquiring control of the Corporation and, accordingly, this transaction has been treated as a reverse takeover and is deemed in substance a capital transaction, rather than a business combination. Under this basis of accounting in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), Iceberg Industries has been identified as the accounting acquirer. The financial statements prior to the aforementioned acquisition are those of Iceberg Industries since, under a reverse takeover transaction, comparative figures become those of the accounting acquirer.

The Corporation's principal activity is intended to be the commercial supply of premium beverage products, including iceberg water, beer and vodka, which primarily utilize water obtained from icebergs as the core ingredient. To date, however, the Corporation has only generated minimal revenue from bottling spring water and some iceberg water. The Corporation has invested heavily in the development of technology for the harvesting of icebergs and the production of premium water from icebergs. It has developed substantial production facilities and has recently focused its energies on product development, packaging, market research and market development. Management continues to commit significant efforts to these development activities, financial planning and raising the required capital to support the ongoing research and development.

Basis of presentation

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Corporation has incurred significant operating losses since inception and has an accumulated deficit of $3,460,783 at June 30, 1999. The Corporation expects to incur further development costs to continue its product development and marketing initiatives. The Corporations' working capital deficiency at June 30, 1999 and limited revenue will not be sufficient to meet its development requirements. Management recognizes that the Corporation must generate additional resources. Management's plans include the sale of additional equity securities, the pursuit of business alliances for the production and marketing of product and the ongoing development of markets for its products.

The Corporation has issued an additional 600,000 commons shares for proceeds of $1,500,000 in September and October, 1999 and has plans to market additional common stock or convertible debt in the fourth quarter of fiscal 2000. The Corporation also plans to enter into distribution agreements for its products in the United States. This is intended to shift marketing costs to the distributors and to increase delivery of products through existing channels without commensurate increases in overhead costs.

No assurances can be given that the Corporation will be successful in raising sufficient additional capital or entering into business alliances, which will enable it to achieve profitability or positive cash flow.


2.   Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Such consolidated financial statements include, as appropriate, the financial position and results of operations of acquired businesses since the date of such respective acquisitions.

Change in fiscal year

The Corporation changed its financial reporting year end from December 31 to June 30 effective January 1, 1999 to more closely align its fiscal reporting to its business cycle.

Reporting currency and foreign currency translation

The Corporation reports its consolidated financial statements in U.S. dollars. The functional currency of the Corporation's major operations to date conducted by Iceberg Industries is the Canadian dollar. Canadian dollar denominated amounts have been translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the weighted average exchange rate for each period for revenues, expenses and gains and losses. Translation adjustments are recorded as a separate component of other comprehensive income. Gains and losses resulting from foreign currency transactions are included in the results of operations.

Use of estimates

The preparation of the Corporation's consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Inventory

Inventory is valued at the lower of cost or market. Cost is determined on a first-in, first out basis. Inventory balances include the following:

                                   June 30,       December 31,
                                   1999           1998
                                   ------------   ------------

          Raw materials            $ 243,230      $ 153,241
          Finished goods              59,671        137,539
                                   ------------   ------------
                                   $ 302,901      $ 290,780
                                   ============   ============

Government grants

The Corporation applies government grants received related to the purchase of property, plant and equipment to the cost of those assets. Grants received in advance of the acquisition of the related property, plant and equipment are deferred until the asset has been acquired.

Property, plant and equipment

Property, plant and equipment are recorded at historical cost less government grants received.

Property, plant and equipment are depreciated over their useful lives using the declining balance method at the following annual rates:

               Plant                                4%

               Tank farm                           10%
               Furniture and equipment       20% - 30%
               Vehicles                            30%

Repairs and maintenance are expensed as incurred. Expenditures that result in the enhancement of the value of the facilities involved are treated as additions to property, plant and equipment. Cost of property, plant and equipment disposed of and the related accumulated depreciation are removed from the related accounts, and a gain or loss, if any, is recognized.

Goodwill

Goodwill is the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefitted.

Impairment of long-lived assets

The Corporation evaluates its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Fair value of financial instruments

The Corporation has evaluated fair values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of financial instruments are considered to approximate fair value, except as otherwise indicated in Note 6.

Revenue recognition

Revenue associated with the sale of bottled water has been recognized upon shipment at which time the benefits of ownership and the risk of loss passes to the customer.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Research and development

Research and development costs are expensed as incurred.

Recent accounting pronouncements

During the year ended December 31, 1998, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") 130:
Reporting Comprehensive Income. SFAS 130 establishes standards for reporting and displaying comprehensive income (loss) and its components in a full set of general-purpose financial statements. Comprehensive income (loss) is determined by adjusting net loss by other items not included as a component of net loss, such as the foreign currency translation adjustment. Total comprehensive income (loss) is shown in the consolidated statement of shareholders' equity.

Also during the year ended December 31, 1998, the Corporation adopted SFAS 131: Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Because the Corporation has focused its efforts to date on developing its business and conducting market research and product development, the Corporation has operated as a single segment. Management will re-evaluate its segment disclosure upon commencement of its principal operations.

During the six months ended June 30, 1999, the Corporation adopted Statement of Position ("SOP) 98-1: Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes the accounting practice for capitalization of certain costs incurred in connection with the acquisition or development of computer software to be used for internal purposes, including internal costs. The adoption of SOP 98-1 did not have a material effect on the Corporation's financial position, results of operations or cash flows, or cause the Corporation to capitalize any material costs associated with the acquisition or development of computer software to be used by the Corporation for internal purposes.

Also during the six months ended June 30, 1999, the Corporation adopted SOP: 98-5: Reporting on the Costs of Start-Up Activities. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. Accordingly, during the six months ended June 30, 1999, the Corporation expensed as incurred all costs attributable to its start-up activities. The Corporation did not have significant capitalized costs as of December 31, 1998 and 1997, and therefore, a cumulative adjustment was not required.

In June 1998, the Financial Accounting Standards Board issued SFAS 133: Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Corporation does not currently hold any derivative instruments and does not engage in hedging activities, the Corporation expects that the adoption of SFAS 133 will not have a material impact on its financial position, results of operations or cash flows. The Corporation will be required to adopt SFAS 133 in fiscal 2001.


3.   Acquisitions

(a) Business Combination of Iceberg Corporation of America with
Iceberg Industries Corporation

Effective June 25, 1999, the Corporation acquired 100% of Iceberg Industries for total consideration of $3,631,848 based upon a share for share exchange at a ratio of 1.7 shares of the Corporation for each share of Iceberg Industries. At the date of combination, the Corporation was a dormant public shell company with no identifiable assets other than cash. As such, the reverse takeover transaction was considered a capital transaction rather than a business combination. The purchase price for the Iceberg Industries' shares was satisfied by the issuance of 1,251,753 common shares and 4,506,106 special common shares of the Corporation. The special common shares have voting rights equal to the Corporation's common shares and may be exchanged at any time for a common share of the Corporation on an equivalent basis. Accordingly, they are the economic equivalent of the common shares.

As a result of these transactions, the former shareholders of Iceberg Industries effectively control the Corporation through their share ownership. Under these circumstances, U.S. GAAP requires that Iceberg Industries be identified as the accounting acquirer. Accordingly, the financial statements prior to the acquisition are those of Iceberg Industries. Historical shareholder's equity of the Corporation has also been retroactively restated for the equivalent number of shares received in the reverse takeover transaction.

b) Business Combination of Iceberg Industries Corporation and
Enterprise Atlantic Limited

Iceberg Industries acquired a 100% interest in Enterprise
Atlantic Limited ("Enterprise") on March 31, 1998 for $1 and has accounted for the acquisition using the purchase method of accounting. Accordingly, the results of operations of Enterprise subsequent to March 31, 1998 are included in the accompanying consolidated financial statements.

The following summarizes the net assets acquired:

          Property, plant and equipment           $  238,340
          Goodwill                                   355,646
                                                  ----------

                                                     593,986
          Less: Liabilities assumed                 (593,985)
                                                  ----------

          Net assets acquired for cash            $        1
                                                  ==========


The goodwill is being amortized on a straight-line basis over five years.

The following unaudited pro forma information presents the results of operations of the Corporation as if the acquisition of Enterprise had occurred on January 1 of each of the years presented:


                                   1998           1997
                                   -----------    -----------
     Sales                         $   320,285    $   320,506
     Net loss                      $(1,313,804)   $  (691,083)
     Basic and diluted
       loss per share              $     (0.56)   $     (2.76)


The unaudited pro forma amounts include certain adjustments, such as additional amortization expense as a result of goodwill. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the dates indicated, or which may result in the future.

4.   Property, plant and equipment

Property, plant and equipment is comprised of the following:

                              June 30, 1999                         December 31, 1998
               ----------------------------------------     -----------------------------------
                               Accumulated    Net Book                 Accumulated    Net Book
               Cost            Depreciation   Value         Cost       Depreciation   Value

Plant          $  437,374      $    7,224     $   430,150   $138,336   $  4,077       $ 134,259
Land               43,984             -            43,984        -          -               -
Tank farm         183,246             -           183,246        -          -               -
Furniture and
  equipment     1,152,031         139,881       1,012,150    637,850     68,155         569,695
Vehicles           42,318          18,017          24,301     46,070     12,700          33,370
               ----------      ----------     -----------   --------   --------       ---------
               $1,858,953      $  165,122     $ 1,693,831   $822,256   $ 84,932       $ 737,324
               ==========      ==========     ===========   ========   ========       =========


The tank farm was not depreciated during the six months ended
June 30, 1999 as it was placed in operation at the end of the fiscal period.

5.   Due to shareholders

Notes payable to shareholders matured in June 1999 and bear interest at rates which range between 6% to 8.75%. At
June 30, 1999, all principal and accrued interest related to the notes were in arrears and outstanding. Subsequent to June 30, 1999, $328,000 of the notes have been repaid. Management expects to fully repay the remaining balance of these notes during the fiscal year ended June 30, 2000.


6. Long term debt

                                                        June                December
                                                        30, 1999            31, 1998

Notes payable to directors, bearing interest at
5%, unsecured debt, repayable on demand.
The directors have agreed not to demand repayment
before July 1, 2000                                     $  346,150          $  326,797

Atlantic Canada Opportunities Agency, non-interest
bearing, unsecured debt, repayable in monthly
installments commencing 2000 and maturing 2005             307,800             136,318

Hongkong Bank of Canada, term loan bearing interest,
at prime plus 3% repayable in blended monthly
installments, maturing 2004, secured by certain
assets of the Corporation, and limited guarantees
of certain shareholders                                    149,813             152,337

Trepassey Community Development Fund, term loan
bearing interest at 5%, repayable in blended monthly
installments, maturing 2015, secured by certain
assets of the Corporation                                   88,021              87,650

Bank of Nova Scotia, term loan bearing interest at
prime plus 2%, repayable in monthly installments
plus interest, maturing 2001, secured by certain
assets of the Corporation                                   27,461              32,456

Other                                                        7,182              40,328
                                                       -----------         -----------
                                                           926,427             775,886
Current portion                                             44,058              43,610
                                                       -----------         -----------
                                                        $  882,369          $  732,276
                                                       ===========         ===========

Principal repayments over the next five years as of June 30, 1999 are as follows:


               Fiscal Year         Amount

               2000            $  44,000
               2001               99,300
               2002              100,200
               2003              102,900
               2004              105,700
                              ----------
               Total           $ 452,100
                              ==========

As noted above, the Corporation receives governmental assistance in the form of non-interest bearing notes. In addition, the Corporation's long term debt is not subject to any significant restrictive debt covenants.

The fair value of long term debt has been estimated to be $794,800 and $689,400 at June 30, 1999 and December 31, 1998,
respectively.


7. Income taxes

The Corporation has reported its income tax expense in the statement of operations to include the following components:


                         Six Months     Year           Year
                         Ended          Ended          Ended
                         June           December       December
                         30, 1999       31, 1998       31, 1997

Current tax expense      $      -       $     -        $      -
Deferred tax benefit        649,497       599,421         246,240
Valuation allowance        (649,497)     (599,421)       (246,240)
                         ----------     ---------      ----------
                         $      -       $     -        $      -
                         ==========     =========      ==========


Deferred tax assets are summarized as follows:

                                   June 30,       December 31,
                                     1999             1998

Non -capital losses                $1,195,594     $     738,583
Share issue costs                      53,034            33,870
Property, plant and equipment          28,931               834
Eligible capital expenditures         145,225               -
                                   ----------     -------------
                                    1,422,784           773,287
Valuation allowance                (1,422,784)         (773,287)
                                   ----------     -------------
                                   $      -       $         -
                                   ==========     =============


The Corporation has recorded a full valuation allowance against its deferred tax asset because it believes it is more likely than not that sufficient taxable income will not be realized during the carry forward period to utilize the deferred tax asset. Realization of the future tax benefits related to the deferred tax assets is dependent upon many factors, including the Corporation's ability to generate taxable income in Canada within the loss carryforward periods.

For Canadian federal and Newfoundland provincial tax purposes, the Corporation's net operating loss carryforwards are subject to certain limitations on utilization in the event of changes in ownership.

At June 30, 1999, the Corporation had accumulated income tax losses of $3,231,337 available in Canada for carryforward to reduce taxable income of future years. The loss carryforwards expire as follows:

               Fiscal Year         Amount

               2003           $   194,610
               2004               665,511
               2005             1,246,950
               2006             1,124,266
                              -----------
               Total          $ 3,231,337
                              ===========

The principal items accounting for the difference between income taxes computed at the Canadian statutory rate and the provision for income taxes are as follows:


                                   June 30,       December 31,
                                   1999           1998

Canadian statutory rate            37.0%          37.0%
Amounts not deductible
  for tax purposes                 (7.9)%         (1.7)%
Eligible capital expenditures      (7.3)%
Depreciation                       (1.4)%         (3.9)%
Operating losses not benefitted   (20.4)%        (31.4)%
                                   ----------     ----------
                                       -              -
                                   ==========     ==========


8.   Commitments and contingencies

The Corporation leases certain office space accounted for as operating leases. As of June 30, 1999, the future minimum lease payments under non-cancelable operating leases with initial terms of one or more years are as follows:

                                    Amount

                    2000           $  47,900
                    2001              39,900
                    2002              15,200
                    2003               1,500
                    2004               1,400
                                   ---------
                    Total          $ 105,900
                                   =========


Rental expense on operating leases was $15,900, $18,550, and $9,960 during the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997, respectively.

The Corporation is involved in various routine legal proceedings incidental to the ordinary course of its business. The
Corporation believes the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on its financial condition, results of operations, or cash flows.


9.   Loss per share

Basic loss per share is computed by dividing net loss by the weighted-average number of shares outstanding during each period. The weighted-average number of shares prior to the June 25, 1999 reverse takeover transaction disclosed in Note 3(a) has been retroactively restated for the equivalent number of shares of common stock of the Corporation. The special common shares are included in the calculation as common shares as they are the economic equivalent of common shares. Diluted loss per share is equivalent to basic loss per share as there are no potentially dilutive securities.


10. Subsequent events

In September and October 1999, the Corporation issued an additional 600,000 common shares for proceeds of $1,500,000.
Management intends to use the proceeds to fund immediate working capital needs as discussed in Note 1.


            ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                     (a Development Stage Company)

                      CONSOLIDATED BALANCE SHEETS
                              (unaudited)
                               _________
                     (all amounts in U.S. dollars)


                                                            June
                                                            30, 1998
                                                            --------
ASSETS
Current assets
  Cash and cash equivalents                             $      1,982
  Trade accounts receivable, less allowance
    for doubtful accounts of $3,300                          142,015
  Inventory                                                  244,422
  Prepaid expenses                                            14,787
                                                            ---------
Total current assets                                         403,206

Property, plant and equipment, net                           739,785
Goodwill                                                     336,526
                                                            ---------
Total assets                                            $  1,479,517
                                                            =========

LIABILITIES
Current liabilities
  Accounts payable                                      $    519,522
  Accrued liabilities                                         11,833
  Deferred government grant                                    4,783
  Due to shareholders                                         25,147
  Current portion of long term debt                           53,525
                                                            ---------
Total current liabilities                                    614,810

Long term debt                                               379,685
                                                            ---------
Total liabilities                                            994,495
                                                            ---------


SHAREHOLDERS' EQUITY

Common shares, $.0001 par value; 25,000,000 shares
  authorized, 1,762,785 shares issued and outstanding            176
Special common shares, $.0001 par value; 5,000,000
  shares authorized, 1,853,708 shares issued and outstanding     185
Additional paid-in capital                                 1,493,698
Deficit accumulated during the development stage          (1,010,714)
Accumulated other comprehensive income                         1,677
                                                            ---------
Total shareholders' equity                                   485,022
                                                            ---------
Total liabilities and shareholders' equity               $ 1,479,517
                                                            =========


        ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                 (a Development Stage Company)

             CONSOLIDATED STATEMENTS OF OPERATIONS
                          (unaudited)
                           _________
                 (all amounts in U.S. dollars)


                                        Six Months
                                        Ended
                                        June 30, 1998
                                        -------------

Sales                                   $   113,640

Cost of sales                                45,013
                                        -----------
Gross profit                                 68,627
                                        -----------

Operating expenses
  General and administrative                267,543
  Research and development                  169,335
  Sales and marketing                        74,354
  Depreciation and amortization              47,855
                                        -----------
                                            559,087
                                        -----------
Operating loss                             (490,460)
                                        -----------
Other expenses
  Interest and bank charges                  14,904
  Interest on long term debt                 18,962
                                        -----------
                                             33,866
                                        -----------
Loss before income taxes                   (524,326)
Income taxes                                    -
                                        -----------

Net loss                                $  (524,326)
                                        ===========

Loss per share - basic and diluted      $    (0.73)
                                        ===========

Weighted average common shares -
     basic and diluted                      715,937
                                        ===========



        ICEBERG CORPORATION OF AMERICA AND SUBSIDIARIES
                 (a Development Stage Company)

             CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (unaudited)
                           _________
                 (all amounts in U.S. dollars)


                                        Six Months
                                        Ended
                                        June 30, 1998
                                        -------------

Operating activities
  Net loss                              $  (524,326)
  Items not requiring cash:
    Depreciation and amortization            47,855
    Gain on sale of property,
    plant and equipment                     (26,346)
                                        -----------
                                           (502,817)

Changes in current assets and liabilities
  Decrease (increase) in
    accounts receivable                     (87,872)
  Decrease (increase) in inventory          148,282
  Decrease in prepaid expenses               14,245
  Increase (decrease) in accounts payable  (134,666)
  Increase in accrued liabilities            (5,568)
  Increase in deferred government grants      4,647
                                        -----------
Cash used by operating activities          (558,749)
                                        -----------

Investing activities
  Purchase of property, plant
   and equipment                           (322,156)
  Proceeds from sale of property,
   plant and equipment                       39,760
  Acquisition of subsidiary                      (1)
                                        -----------

                                           (282,397)
                                        -----------

Financing activities
  Proceeds from (payments of)
   short term borrowings                   (152,985)
  Advances from third parties                   -
  Repayment of advances from
   third parties                           (506,716)
  Advances from shareholders                    -
  Repayment of advances from shareholders
24,435
  Proceeds from issuance of
   long term debt                           287,357
  Repayment of long term debt               (43,188)
  Net proceeds from issuance of shares    1,233,637
                                        -----------

Cash provided by financing
 activities                                 842,540
                                        -----------
Effect of exchange rate
 changes on cash                                513
                                        -----------

Increase (decrease) in cash and cash

 equivalents during the period                1,907

Cash and cash equivalents,
 beginning of period                             75
                                        -----------

Cash and cash equivalents,
 end of period                          $     1,982
                                        ===========

Supplemental disclosures of
 cash flow information:

Cash paid for interest                  $    33,866
                                        ===========

Cash paid for income taxes              $       -
                                        ===========



NOTES TO THE INTERIM FINANCIAL STATEMENTS


1.   Basis of Presentation

The accompanying interim financial statements presented for comparative purposes have been prepared by the Company in accordance with the rules and regulations of the Securities and Exchange Commission for interim reporting. Accounting policies utilized in the preparation of financial information herein presented are the same as set forth in the Company's annual financial statements. Certain disclosures and information normally included in financial statements have been condensed or omitted. In the opinion of the management of the Company, these financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial statements. Interim results of operations are not necessarily indicative of the results of operations for the full year.


2.   Inventories

Inventories consist of the following:

                              June
                              30, 1998
                              ----------

Raw materials                 $ 319,322
Finished goods                  355,808
                              ---------

                                675,130
Less reserve                    (12,648)
                              ---------

                              $ 662,482
                              =========


3.   Property, Plant and Equipment

Property, plant and equipment consist of the following:

                              June
                              30, 1998
                              ----------

Plant                         $  450,735
Land                              47,137
Tank farm                        218,273
Furniture and equipment        1,251,366
Vehicles                          25,966
                              ----------

                               1,993,477
Less accumulated depreciation   (230,836)
                              ----------
                              $1,762,641
                              ==========

                             PART III


     Exhibit Index


 3.1      Articles of Incorporation, filed July 3, 1989

 3.2      Amendment to Articles of Incorporation, filed
          November 9, 1998

 3.3      Amendment to Articles of Incorporation, filed
          June 24, 1999

 3.4      Bylaws

10.1 Land Lease for Company Facility at Trepassey, commencing July 16, 1992 and extending for 99 years

10.2      Business Development Agreement between Company and
          ATLANTIC CANADA OPPORTUNITY AGENCY, dated
          April 9, 1998

10.3 Grant for $600,000 from Human Resources Development of Canada, dated June 23, 1998

10.4 US Food and Drug Administration Permit to test market product in United States, issued
          November 6, 1998

10.5      Office Lease for facilities at 16 Forest Road, St.
          Johns, Newfoundland, commencing December 1, 1998

10.6 Purchase Offer for Securities of Iceberg Industries, initiated May 3, 1999

10.7      Notice of Change in Purchase Offer for Securities of
          Iceberg Industries, dated May 28, 1999

10.8      Hong Kong Bank Loan Agreement for $249,900, dated
          May 8, 1998, with guarantees

10.9 Permit to Harvest Icebergs, granted by government of Newfoundland and Labrador, effective June 17, 1999

10.10     Distribution Agreement with Transtrade
          International, effective August 16, 1999

10.11     Private Placement Contract under Rule 144A for
          $1,500,000, executed July 9, 1999

27        Financial Data Schedule



                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                  ICEBERG CORPORATION OF AMERICA
                           (Registrant)


Date: March 17, 2000          By: /s/ Paul Benson
                                 Paul Benson,
                                 President & Director

Date: March 17, 2000          By: /s/ Ron Stamp
                                 Ron Stamp,
                                 Vice President & Director

Date: March 17, 2000          By: /s/ Lewis Stoyles
                                 Lewis Stoyles,
                                 Vice President & Director

     Exhibit 3.1 - Articles of Incorporation


                    ARTICLES OF INCORPORATION

                                of

                       D.V. HOLDINGS, INC.



KNOW ALL MEN BY THESE PRESENTS;

That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify that:

                                I

     The name of the Corporation is

                       D.V. HOLDINGS, INC.


                                II

     The principal office and place of business in Nevada of this Corporation shall be located at the offices of Harry Paul
Marquis, Chartered# 301 South Rancho Drive, Suite G-46, Las
Vegas, Nevada 89106.

     Offices for the transaction of business of the corporation and where meetings of the Board of Directors and of the Shareholders any be held, may be established and maintained in any other part of the state of Nevada, or in any other state, territory or possession of the United States of America, or in any foreign country.


                               III

     The nature of the business and objects and purposes proposed to be transacted, promoted, or carried on by the corporation are:

     (a) To engage in any lawful activity.


                                IV

     The members of the governing Board of the Corporation shall be styled Directors, and the number thereof shall not be less than two (2), except that, in cases where all the shares of the Corporation are owned beneficially and of record by either one or two Shareholders, the number of Directors may not be less than the number of Shareholders, but shall be of full age and at least one shall be a citizen of the United States. The names and addresses of the first Board of Directors, which shall consist of two (2) persons and who shall hold office until his successors are duly elected and qualified is:


     NAME                     ADDRESS

     DONALD HOKE, JR.         501 South Rancho Drive, 0-46
                              Las Vegas, Nevada 69106

     JOHN BARR                501 South Rancho Drive, C-46
                              Las Vegas, Nevada 80106


                                V

     The number of Directors of the Corporation may be increased or decreased from time to tins as shall be provided in the By-Laws of the Corporation.


                               VI

     A. This Corporation is authorized to issue 10,000 shares of stock with a par value of $.001 per share, said shares being non-assessable.

     B. Shareholders shall have pre-emptive rights.


                               VII

     This Corporation shall have perpetual existence.


                               VIII

     The names and post office addresses of the Incorporators of the Corporation shall be as follows:

     NAME                            ADDRESS

     Loretta Gillespie             501 South Rancho Drive
                                   Suite G-46
                                   Las Vegas Nevada 89106

     Lisa Steiner                  501 South Rancho Drive
                                   Suite G-46
                                   Las Vegas, Nevada 89106


                                IX

     Except as hereinafter provided, the officers and Directors of the Corporation shall not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty an a director or officer. This limitation on personal liability shall not apply to acts or omissions which involved intentional misconduct, fraud, knowing violation of the law, or unlawful payments of dividends prohibited by Nevada Revised Statutes Section 178.300.


     We, the undersigned, for the purposes of forming a corporation under the laws of the State of Nevada, do make file and record this Certificate,, and do certify that the facts heroin stated are true) and we have accordingly hereunto met our hands and seals this 27th day of June, 1989.


                    /s/ Loretta Gillespie


                    /s/ Lisa Steiner

     Exhibit 3.2 - Amendment to Articles of Incorporation

FILED
IN THE OFFICE OF THE
SECRETARY 0F STATE 0F THE
STATE OF NEVADA

NOV 09 1998

                     CERTIFICATE OF AMENDMENT

                                OF

                    ARTICLES OF INCORPORATION

                                OF

                       D.V. HOLDINGS, INC.



     The undersigned, being the Chairman and President of D.V. Holdings, Inc., a Nevada Corporation, hereby certify that by majority vote of the Board of Directors and majority vote of the stockholders at a meeting held on 3rd July 1996, it was voted that this CERTIFICATE AMENDING ARTICLES OF INCORPORATION be filed.

     The undersigned further certify that ARTICLES FOURTH of the original Articles of Incorporation filed on the 3rd day of July
1989 herein is amended to read as follows:

     RESOLVED that Article Six, "A" is hereby amended to read as follows:

     The total number of authorized capital stock is increased to Twenty Five million (25,000,000) shares at $.0001 par value per share shall be authorized. said shares at $.0001 par value may be issued by the corporation from time to time for such consideration as may be fixed from time to time by the Board of Directors.

     RESOLVED that, the Corporation declare a 1 to 200 forward stock split to be effective July 30, 1996

     The undersigned hereby certify that they have on this 3rd
July 1996 executed this Certificate Amending that original
Articles of incorporation heretofore filed with the Secretary of State of Nevada.


                             /S/ M. Zapara
                                 M. Zapara, President/Secretary

     Exhibit 3.3 - Amendment to Articles of Incorporation


      CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                    (After issuance of Stock)


Filed by:

                       D.V. HOLDINGS, INC,
                       Name of Corporation

We the undersigned:

ROY POCKETT, President
President or Vice President

MAGGIE ABBOTT. Secretary
Secretary or Assistant Secretary

of

D.V. HOLDINGS, INC.
Name of Corporation

do hereby certify:

     That the Board of Directors of said corporation at a meeting duly convened, held on the 15th day of March, 1999, adopted resolutions to amend the original articles as follows:


Article I is hereby amended to read in full as follows:

     "The name of the corporation is: Iceberg Corporation of America."


Article VI is hereby amended by deleting "B. Shareholders shall be pre-empted rights."


Article VI is hereby amended to read in full as follows:

     "A. The aggregate number of shares which this Corporation shall have authority to issue is Twenty Five Million (25,000,000) shares of common stock at $.0001 par value per share and Five Million (5,000,000) shares of special common stock at $.0001 par value per share shall be authorized. Upon the amendment of this Article to read as hereinabove set forth, each outstanding share shall be deemed to be shares of common stock.

      B. The special common stock shall be convertible at the option of the respective holders of the shares thereof, at any time, and into fully paid non-assessable common shares of the corporation at the rate of one common share for each one- and seven-tenth special common share so surrendered for conversion.

     C. The number of common shares into which the special common shares may be converted shall be subject to adjustment from time to time in certain cases as follows:

               (i)  If the corporation shall combine its
          outstanding common shares or smaller number of shares without subdividing or continuing the special common shares in like proportion, then in each such case the number of shares into which the special common shares may be converted shall be increased in the same proportion;

               (ii) If the corporation shall set a record date for the purpose of entitling the holders of its common shares to receive a dividend or other distribution payable in common shares or securities convertible into or exchangeable. for common shares, then in each such case, the maximum number of common shares issuable in payment of the dividend or distribution or upon conversion or in exchange for the securities convertible into or exchangeable. for common shares, shall be deemed to have been issued and to be outstanding as the record date, and in each such case, the number of common shares into which the special common shares may be converted shall be increased in proportion to the increase, through the dividend or distribution, of the number of outstanding common shares.

     D. The corporation shall at all times reserve and keep available out of its authorized but non-issued common shares the full number of common shares deliverable upon the conversion of all of the then outstanding special common shares, and shall take all action and obtain all permits or orders that may be necessary to enable the corporation lawfully to issue common shares upon the conversion of the special common shares.

     E. The holders of the common shares and the special common shares shall equally have and possess the exclusive right to notice of shareholders' meetings and the exclusive voting rights and powers to vote upon the 'election of directors or upon any other matter.

     F. No special common shares of the corporation which have been converted by the corporation after the original issuance thereof shall ever again be reissued, and all such shares so converted shall cease to be a part of the authorized shares of the corporation. Further, any special common shares which have not been issued on or before June 30, 1999, shall-cease to be part of the authorized shares of the corporation."


     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 3,000,000; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.


/s/ Roy Pockett, President


/s/ Maggie Abbot, Secretary

     Exhibit 3.4 - Bylaws

                              BYLAWS

                                OF

                       D.V. HOLDINGS, INC.
                       (the "Corporation")


                            Article I.

                              Office

     The Board of Directors shall designate and the Corporation shall maintain a principal office. The location of the principal office may be changed by the Board of Directors. The Corporation also may have offices in such other places as the Board may from time to time designate. The location of the initial principal office of the Corporation shall be designated by resolution.


                           Article II.

                      Shareholders Meetings

1. Annual Meetings

     The annual meeting of the shareholders of the Corporation shall be held at such place within or outside the State of Nevada as shall be set forth in compliance with these Bylaws. The meeting shall be held on the 3 of July of each year. If such day is a legal holiday, the meeting may be on the next business day. This meeting shall be for the election of Directors and for the transaction of such other business as may properly come before it.

2. Special Meetings

     Special meetings of shareholders, other than those regulated by statute, may be called by the President upon written request of the holders of 50% or more of the outstanding shares entitled to vote at such special meeting. Written notice of such meeting stating the place, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given.

3. Notice of Shareholders Meetings

     The Secretary shall give written notice stating the place, day, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, which shall be delivered not less than ten or more than fifty days before the date of the meeting, either personally or by mail to each. shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail, addressed to the shareholder at his. address as it appears on the books of the Corporation, with postage thereon prepaid. Attendance at the meeting shall constitute a waiver of notice thereof.

4. Place of Meeting

     The Board of Directors may designate any place, either within or without the State of Nevada, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the, Corporation.

5. Record Date

     The Board of Directors may fix a date not less than ten nor more than sixty days prior to any meeting as the record date for the purpose of determining shareholders entitled to notice of and to vote at such meetings of the shareholders. The transfer books may be closed by the Board of Directors for a stated period not to exceed fifty days for the purpose of determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose.

6. Quorum

     A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At a meeting resumed after any such adjournment at which a quorum shall be present or represented, any business may be transacted, which might have been transacted at the meeting as originally noticed.

7. Voting

     A holder of an outstanding share, entitled to vote at a meeting, may vote at such meeting in person or by proxy. Except as may otherwise be provided in the currently filed Articles of incorporation, every shareholder shall be entitled to one vote for each share standing in his name on the record of shareholders. Except as herein or in the currently filed Articles of Incorporation otherwise provided, all corporate action shall be determined by a majority of the vote's cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

8. Proxies

     At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duty authorized attorney=in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after six months from the date of its execution.

9. Informal Action by Shareholders

     Any action required to be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing,, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.


                           Article III.

                        Board Of Directors

1. General Powers

     The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they appropriate under the circumstances. The Board shall have authority to authorize changes in the Corporation's capital structure.

2. Number, Tenure and Qualification

     The number of Directors of the Corporation shall be a number between one and five, as the Directors may by resolution determine from time to time. Each of the Directors shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

3. Regular Meetings

     A regular meeting of the Board of Directors shall be held without other notice than by this Bylaw, immediately after and, at the same place as the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than this resolution.

4. Special Meetings

     Special meetings of the Board of Directors may be called by order of the Chairman of the Board or the President. The Secretary shall give notice of the time, place and purpose or purposes of each special meeting by mailing the same at least two days before the meeting or by telephone, telegraphing or telecopying the same at least one day before the meeting to each Director. Meeting of the Board of Directors may be held by telephone conference call.

5. Quorum

     A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present-,. whereupon the meeting may be held, as adjourned, without further notice. At any meeting at which every Director shall be present, even though without any formal notice, any business may. be transacted.

6. Manner of Acting

     At all meetings of the Board of Directors, each Director shall have one vote. The act of a majority of Directors present at a meeting shall be the act of the full Board of Directors, provided that a quorum is present.

7. Vacancies

     A vacancy in the Board of Directors shall be deemed to exist in the case of death, resignation, or removal of any Director, or if the authorized number of Directors is increased, or if the shareholders fail, at any meeting of the shareholders, at which any Director is to be elected, to elect the full authorized number of Director to be elected at that meeting.

8. Removals

     Directors may be removed, at any time, by a vote of the shareholders holding a majority of the shares outstanding and entitled to vote. Such vacancy shall be filled by the Directors then in office, though less than a quorum, to hold office until the next annual meeting or until his successor is duly elected and qualified, except that any directorship to be filled by election by the shareholders at the meeting at which the Director is removed. No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

9. Resignation

     A Director may resign at. any time by delivering written notification thereof to the President or Secretary of the Corporation. A resignation shall become effective upon its acceptance by the Board of Directors; provided, however, that if the Board of Directors has not acted thereon within ten days from the date of its delivery, the resignation shall be deemed accepted.

10. Presumption of Assent

     A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed-to have assented to the actions(s) taken unless his dissent shall be placed in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

11. Compensation

     By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

12. Emergency Power

     When, due to a national disaster or death, a majority of the Directors are incapacitated or otherwise unable to attend the meetings and function as Directors, the remaining members of the Board of Directors shall have all the powers necessary to function as a complete Board, and for the purpose of doing business and filling vacancies shall constitute a quorum, until such time as all Directors can attend or vacancies can be filled pursuant to these Bylaws.

13. Chairman

     The Board of Directors may elect from its own number a Chairman of the Board, who shall preside at all meetings of the Board of Directors, and shall perform such other duties as may be prescribed from time to time by the Board of Directors. The Chairman may by appointment fill any vacancies on the Board of Directors.


                           Article IV.

                             Officers

1. Number

     The Officers of the Corporation shall be a President, one or more Vice Presidents, and a Secretary Treasurer, each of whom shall be elected by a majority of the Board of Directors. Such other Officers and assistant Officers as may be deemed necessary may be elected or appointed by the Board of Directors. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may or may not be Directors or shareholders of the Corporation.

2. Election and Term of Office

     The Officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each Officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. Resignations

     Any Officer may resign at any time by delivering a written resignation either to the President or to the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

4. Removal

     Any Officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer or agent shall not of itself create contract rights. Any such removal shall require a majority vote of the Board of Directors, exclusive of the Officer in question if he is also a Director.

5. Vacancies

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, or if a new office shall be created, may be filled by the Board of Directors for the unexpired portion of the term.

6. President

     The President shall be the chief executive and administrative Officer of the Corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at meetings of the Board of Directors. He shall exercise such duties as customarily pertain to the office of President and shall have general and active supervision over the property, business, and affairs of the Corporation and over its several Officers, agents, or employees other than those appointed by the Board of Directors. He may sign, execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations, and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

7. Vice President

     The Vice President shall have such powers and perform such duties as may be assigned to him by the Board of Directors or the President. In the absence or disability of the President, the Vice President designated by the Board or the President shall perform the duties and exercise the powers of the President. A Vice President may sign and execute contracts and other obligations pertaining to the regular course of his duties.

8. Secretary

     The Secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors and, to the extent ordered by the Board of Directors or the President, the minutes of meetings of all committees. He shall cause notice to be given of meetings of stockholders, of the Board of Directors, and of any committee appointed by the Board. He shall have custody of the corporate seal and general charge of the. records, documents and papers of the Corporation not pertaining to the performance of the duties vested in other Officers, which shall at all reasonable times be open to the examination of any Directors. He may sign or execute contracts with the President or a Vice President thereunto authorized in the name, of the Corporation and affix the seal of the Corporation thereto. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

9. Treasurer

     The Treasurer shall have general custody of the collection and disbursement of funds of the Corporation. He shall endorse on behalf of the Corporation for collection checks, notes and other obligations, and shall deposit the same to the credit accounts to any Director of the Corporation upon application at the office of the Corporation during business hours; and, whenever required by the Board of Directors or the President, shall render a statement of his accounts. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

10. Other Officers

     Other Officers shall perform such duties and shall have such powers as may be assigned to them by the Board of Directors.

11. Salaries

     The salaries or other compensation of the Officers of the Corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate Officers or agents, No Officer shall be prevented from receiving any such salary or compensation by reason of the fact that he is also a Director of the Corporation.

12. Surety Bonds

     In case the Board of Directors shall so require, any Officer or agent of the Corporation shall execute to the Corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, moneys or securities of the Corporation, which may come into his hands.


                            Article V.

              Contracts, Loans, Checks And Deposits

1. Contracts

     The Board of Directors may authorize any Officer or Officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances.

2. Loans

     No loan or advance shall be contracted on behalf of the Corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the Corporation shall be mortgaged, pledged, hypothecated or transferred as security for the payment of any loan advance, indebtedness or liability of the Corporation unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

3. Deposits

     All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select, or as may be selected by an Officer or agent of the Corporation authorized to do so by the Board of Directors.

4. Checks and Drafts

     All notes, drafts, acceptances, checks, endorsements and evidence of indebtedness of the Corporation shall be signed by such Officer or Officers or such agent or agents of the Corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposits to the credit of the Corporation in any of its duly authorized depositories shall be made in such manner as the Board of Directors may from time to time determine.

5. Bonds and Debentures

     Every bond or debenture issued by the Corporation shall be in the form of an appropriate legal writing, which shall be signed by the President or Vice President and by the Treasurer or by the Secretary, and sealed with the seal of the Corporation. The seal may be facsimile, engraved or printed. Where such bond or debenture is authenticated with the manual signature of an authorized Officer of the Corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the Corporation's Officers named thereon may be facsimile. In case any Officer who signed, or whose facsimile signature has been used on any such bond or debenture, shall cease to be an Officer of the Corporation for any reason before the same has been delivered by the Corporation, such bond or debenture may nevertheless be adopted by the Corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such Officer.


                           Article VI.

                          Capital Stock

1. Certificate of Share

     The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the President. The signatures of such Officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself -or one of its employees. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

2, Transfer of Shares

     Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

3. Transfer Agent and Registrar

     The Board of Directors of shall have the power to appoint one or more transfer agents and registrars for the transfer and registration of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such transfer agents and registrars.

4. Lost or Destroyed Certificates

     The Corporation may issue a new certificate to replace any certificate theretofore issued by it alleged to have been lost or destroyed. The Board of Directors may require the owner of such a certificate or his legal representative to give the Corporation a bond in such sum and with such sureties as the Board of Directors may direct to indemnify the Corporation as transfer agents and registrars, if any, against claims that may be made on account of the issuance of such new certificates. A new certificate may be issued without requiring any bond.

5. Consideration for Shares

     The capital stock of the Corporation shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the determination of the Board of Directors as to the value of any property or services received in full or partial payment of shares shall be conclusive.

6. Registered Shareholders

     The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof, in fact, and shall not be bound to recognize any equitable or other claim to or on behalf of this Corporation to any and all of the rights and powers incident to the ownership of such stock at any such meeting, and shall have power and authority to execute and deliver proxies and consents on behalf of this Corporation in connection with the exercise by this Corporation of the rights and powers incident to the ownership of such stock. The Board of Directors, from time to time, may confer like powers upon any other person or persons.


                           Article VII.

                         Indemnification

     No Officer or Director shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter taken or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.


                          Article VIII.

                              Notice

     Whenever any notice is required to be given to any shareholder or Director of the Corporation under the provisions of the Articles of Incorporation, or under the provisions of the Nevada Statutes, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute a waiver of notice of such meetings, except where attendance is for the express purpose of objecting to the holding of that meeting.


                            Article IX

                            Amendments

     These Bylaws may be altered, amended, repealed, or new Bylaws adopted by a majority of the entire Board of Directors at any regular or special meeting. Any Bylaw adopted by the Board may be repealed or changed by the action of the shareholders.


                            Article X.

                           Fiscal Year

     The fiscal year of the Corporation shall be fixed and may be varied by resolution of the Board of Directors.


                           Article XI.
                            Dividends

     The Board of Directors may at any regular or special meeting, as they deem advisable, declare dividends payable out of the surplus of the Corporation.


                           Article XII.

                          Corporate Seal

     The seal of the Corporation shall be in the form of a circle and shall bear the name of the Corporation and the year of incorporation per sample affixed hereto.



3 July 1989


/s/ Maria Contreras
Maria Contreras, Secretary

     Exhibit 10.1 - Land Lease for Company Facility at Trepassey


THIS INDENTURE made this 16th day of July, One thousand nine hundred and ninety-two

BETWEEN: THE TOWN COUNCIL FOR THE TOWN OF TREPASSEY, a body corporate under The Municipalities Act;

                    (hereinafter called the "Lessor")

                         of the one part

AND: ENTERPRISE ATLANTIC LIMITED, a body corporate under the laws of the Province of Newfoundland;

                    (hereinafter called the Lessee)

                         of the other part

WHEREAS the Lessor is the absolute owner of ALL THAT piece or parcel of land hereinafter described in Schedule "A" hereto ("the
"Land") and more particularly described In the diagram marked
Schedule "B";


AND WHEREAS the Lessor Is desirous of leasing to the Lessee the Land for the term of ninety-nine (99) years on the terms and conditions hereinafter set forth;


IT IS AGREED BETWEEN THE LESSOR AND LESSEE as follows:


1. That the Land will be leased to the Lessee for a term of ninety-nine (99) years to commence on the 16th day of July, 1992, A.D. 19__ and expiring on the 16 day of July, 2091, A.D. 20__.

2.   That the Lessee will pay to the Lessor the sum of One dollar
     ($1.00) per year rent, said rent to be paid on the 16 day of July, 1992, A.D. 19__ and to be paid annually until the term aforesaid has concluded.

3. The Lessee will be responsible for payment of any and all taxes and assessments on the Land relating to the Lessee's use and occupation of same. The Lessor will be responsible for payment of all taxes and assessments on the Land relating to the Lessor's use and occupation of same, whether federal, provincial or municipal, including, without limitation, property, water and school taxes.

4. The Lessee shall not assign or sublet the Land without first having received the Lessor's consent in writing, which consent shall not be unreasonably withheld. Any such subletting or assignment without such consent shall constitute a breach of this Lease.

5. The Lessee shall use the Land for the purposes of a water bottling operation. Any alternative commercial usage or any usage of the land inconsistent with such use (i.e. heavy Industrial) must receive approval in writing from the Lessor, Any such use of the Land without consent of the Lessor shall constitute a breach of a condition of this Lease. Such consent shall not be unreasonably withheld.

6. The Lessee shall be responsible for complying with federal, provincial and municipal regulations In force from time to time respecting the Lessee's use of the Land. Any noncompliance shall constitute a breach of condition of this Lease.

7.   The Lessee shall be responsible for all appropriate
     Insurance coverage including, without limitation, liability
     Insurance in accordance with the Lessee's intended use of the Land and shall make all such insurance policies available for Lessor's inspection upon request.

8. The Lessor covenants that the Lessee shall have quiet enjoyment and sole and exclusive possession of the Land.

9. The Lessor may cancel this Lease and re-enter and take possession of the Land In the event that:

          (a) the Lessee has failed to observe, perform or fulfill any of the terms or conditions of or pertaining to this Lease relating to the Lessee's use and occupation of the Land; provided that Lessee shall have been given written notice of such default and 90 days to rectify same;

          (b) this Lease was issued as a result of or contingent upon any material ails representations by the Lessee;
          or

          (c) the Lessee becomes bankrupt or insolvent, has declared bankruptcy or has committed an act of bankruptcy.

10. Upon cancellation and reentry by the Lessor in accordance with clause 9 hereof, the Lessee shall be given 180 days within which to remove Its buildings or equipment and take reasonable steps to ensure the land is available for normal alternative usage and, respecting the Lessee's use and occupation of the Land, in a reasonably clean and safe condition in accordance with all applicable regulations, failing which removal and restoration of land for normal alternative usage within the time aforesaid any such building or equipment shall become the property of the Lessor absolutely. The Lessor covenants to give the Lessee reasonable access to the Land during normal working hours to remove the building and restore the Land to the condition as required herein.

11. Any notices required pursuant to this Lease shall be In writing to the following address:

          (a)  Address of the Lessee:

               P. 0. Box 13234
               St. Johns, NF
               A1B 4A5

          (b)  Address of the Lessor:

               Town of Trepassey
               Trepassey, NF
               A0A 4B0


IN WITNESS WHEREOF, the Lessor has hereunto Its hand and seal subscribed and set the day and year first before written.

SIGNED, SEALED AND DELIVERED
by the said Town of Trepassey
in the presence of:
                              TOWN OF TREPASSEY

                              Per:  /s/

                              And Per:  /s/


SIGNED, SEALED AND DELIVERED
by the said Enterprise Atlantic
Limited in the presence of:
                              ENTERPRISE ATLANTIC LIMITED

                              Per:  /s/

                           SCHEDULE "A"

RENOUF Ltd.
ENGINEERS - SURVEYORS - HYDROGRAPHERS


                                                     15 July 1992
                                                   Job No. 92-129

                           DESCRIPTION

                  Land of Community of Trepassey


Daniel's Point Road                       Trepassey, Newfoundland


ALL that piece or parcel or land situate and being on the western side of Daniel's Point Road, at Trepassey, Newfoundland, In the electoral district of Ferryland, and being bounded and abutted as follows, that Is to say:

BEGINNING at a point on the western side or Daniel's Point Road, at Trepassey, said point being the southwestern corner of the land, now or formerly, of Barry James And having coordinates of North 3 179 222.16 metres and East 275 927.59 metres In the Modified "roe Degree Transverse Mercator Projection for the province or Newfoundland, zone One;

THENCE running along Daniel's Point Road, South 080 38' East,
16.13 metres

THENCE turning and running along the land, now or formerly, of the Daniel J. Pennell, South 700 34' West, 84.37 metres; thence
North 470 02' West, 35.84 metres; thence North 420 47 West, 63.65 metres;

THENCE turning and running along land, now or formerly, Crown land, North 25o 00' Fast, 35.97 metres;

THENCE turning and running along the land, now or formerly, of Barry James, South 430 06' East, 63.67 metres; thence South 810
26 East, 88,88 metres, more or less, to the point of commencement and containing an area of 0.587 hectares, more or less.

All bearings are Grid bearings referred to Grid North. All distances are horizontal ground distances.


                                   /s/ J. Keith Renouf, N.L.S.

     Exhibit 10.2 - Business Development Agreement between
                    Company and ATLANTIC CANADA OPPORTUNITY
                    AGENCY

Atlantic Canada
Opportunities
Agency

                                        Newfoundland Office
                                        P.O. Box 1060
                                        St. John's, NFLD
Project No: 620-4034006-1               A1C 5M5

April 9, 1998


Iceberg Industries Corporation
447 Kenmount Rd.
P.O. Box 13518
St. John's, NF
A1B 4B7

Attention: Mr Gerry Donovan
           Manager

Dear Sir:


Re:  ACOA Business Development Program

     In response to your application dated April 14, 1997, the Atlantic Canada Opportunities Agency ("the Agency"), hereby offers to make repayable Contribution to Iceberg Industries Corporation ("the Applicant") upon the following Terms and
     Conditions:

1.00      Contribution:

1.01 Subject to all other provisions of this Agreement, the Agency will make a repayable Contribution ("the Contribution") to the Applicant to assist in the execution by the Applicant of the Project as described and defined in Annex 1 (Statement of Work) calculated as the lesser of (a) and (b) as follows:

          (a) 25.97% of eligible capital costs estimated to be $1,925,000; and

          (b)  $500,000.

2.00      Disbursements:

2.01      Progress Payments
          At the request of the applicant, the Agency may make progress payments to the Applicant based on claims for eligible costs which have been incurred. Each claim shall be completed in accordance with instructions to be provided by the Agency to the Applicant.

          Joint Payments
          At the discretion of the Agency or at the request of the Applicant, the Agency may make a payment/s jointly to the Applicant and the supplier for eligible costs which have been incurred.

          Final Payments
          Notwithstanding the foregoing, 10% of the Contribution will normally be reserved for a final payment to be based on a claim submitted by the Applicant at the time of Project Completion and normally after all eligible costs have been incurred and paid.

2.02 It is a requirement of this agreement that the Applicant shall keep the original invoices and proof of payment for all claimed costs readily available for examination by the Agency during any payment verification or audit and until 36 months following the end of the Control Period.

3.00      Repayment Terms:

3.01 The Applicant shall repay the Contribution to the Agency in fifty-nine (59) consecutive monthly instalments of $8,400, however, the last instalment will be adjusted to include all sums owing.

3.02 The first repayment instalment is due and payable on December 1, 2000.

          Subsequent repayment installments are due and payable at intervals of one (1) month thereafter until the Contribution shall be fully repaid.

3.03 Prior to acceptance of the Letter of Offer by the Agency, the Applicant shall arrange pre-authorized payments for schedule repayments for the period until full repayment of the Contribution is completed.

3.04 The Applicant shall pay, where the account is overdue and in addition to any amount payable, interest on that amount. The interest, calculated and compounded monthly, shall accrue from the due date until payment is received. The rate of interest shall be equal to three percent (3%) higher than the average Bank of Canada discount rate for the previous month.

3.05 A $15 administration fee will be charged on every payment for which insufficient funds were available in the account identified for payment.

3.06 The Applicant may, at any time, make prepayments on account of repayment installments and each such prepayment will be applied first to interest owing and secondly to repayment instalments in reverse order of maturity.

4.00      Special Conditions:

4.01 The Agency shall not contribute to any cost incurred by the Applicant prior to April 14, 1997.

4.02      As a condition of the Agency's assistance,

          (a) The Applicant shall ensure the Project commences on or before May 1, 1998.

          (b) The Applicant shall ensure the Project is completed as described in the Statement of Work on or before November 30, 1998.

4.03 The Applicant shall inform the Agency promptly in writing of any assistance from other federal, provincial or municipal sources which had been received or is to be received for the Project and the Agency shall have the right to adjust the amount of the assistance to take into account the amount of any such further assistance received.

4.04 The Applicant shall comply with environmental protection measures in relation to the Project that satisfy the requirements of all regulatory bodies of appropriate jurisdiction.

4.05 The applicant shall attain equity, satisfactory to the Agency, in the total amount of $1,500,000 on or before the date of the first disbursement by the Agency to the Applicant.

4.06 Unless otherwise authorized by the Agency in writing, this level of equity shall be maintained until the end of the control period.

4.07 Prior to the end of the control period, the Applicant shall not pay any dividends whatsoever, make payments to a parent company or any of its affiliates, nor payout shareholders loans without the approval of the Agency.

4.08 The Applicant, on or before the date of first disbursement, shall obtain the following financing:

               Transitional Jobs Fund        $600,000

4.09 The Applicant, on or before the first disbursement shall finalize the acquisition of the shares/assets of Enterprise Atlantic Limited.

5.00      Reporting:

5.01      From the date of Project Commencement until the Project
          Completion date, the Applicant shall submit annual status reports on the progress and results of the Project in a form satisfactory to the Agency.

5.02 The Applicant shall submit to the Agency, within 120 days of the end of each fiscal year which commences before the end of the Control Period, as defined in the attached general conditions, a copy of its auditor-prepared financial statements.

6.0       Notice:

6.01 Any notice or correspondence to the Agency, including the attached duplicate copy of this Agreement signed by the Applicant, shall be addressed to:

               Atlantic Canada Opportunities Agency
               P.O. Box 1060, Station "C"
               11th Floor, John Cabot Building
               St. John's, Newfoundland
               A1C 5M5

               Attention:     Mr. Kevin Stacey
                              Account Manager

          or to such address as is designated by the Agency in writing.

7.00      Entire Contract:

7.01 This offer, if accepted, including all Annexes will constitute the entire agreement between the parties with respect to its subject matter. No amendments shall be made to the resulting contracts unless confirmed in writing.

          This offer is open for acceptance for 60 days from the date that appears on its face. The date of acceptance shall be the date the duplicate copy of this offer, unconditionally accepted and duly executed by the Applicant is received by the Agency.

If further information is required, please contact you Account
Manager, Mr. Kevin Stacey, at (709) 772-4229.


Yours truly,


/s/ Karen Skinner
Karen Skinner
A/Director
Business Programs


Attachments:

     *    Annex 1 - The Project-Statement of work
     *    Annex 2 - Project Fact Sheet for News Release
     *    Annex 3 - General Conditions
     *    Annex 4 - Pre-Authorized Payment
     *    Costing Memorandum



The foregoing offer is hereby accepted this 15 day of April   ,
1998


Iceberg Industries Corporation
Project No: 620-4034006-1



Per: /s/
             (Signature)

     /s/
               (Title)

                                   (Corporate Seal)

     /s/
              (Signature)


     /s/
               (Title)

     Exhibit 10.3 - Grant for $600,000 from Human Resources
                    Development of Canada

These Articles of Agreement are made as of the 23 day of June,
1998

BETWEEN: Her Majesty the Queen in right of Canada, as represented by the Minister of Human Resources
          Development (hereinafter referred to as "CANADA")

          PO BOX 8548, 277 WATER ST ST JOHNS

AND:      ICEBERG INDUSTRIES CORPORATION
          (herein referred to as the "RECIPIENT")
          PO BOX 8251 ST JOHNS NFLD A1B3N4

WHEREAS the RECIPIENT proposes to carry out the project described in Schedule A hereto and has applied to the COMMISSION for financial assistance towards the costs of the project;

AND WHEREAS CANADA wishes to make a contribution towards the costs of the project under its Transitional Jobs Fund program;

CANADA and the RECIPIENT agree as follows:

1.0  AGREEMENT

1.1 The following documents and any amendments thereto form the agreement between CANADA and the RECIPIENT:

     a)   these Articles of Agreement;

     b)   the document attached hereto as Schedule A entitled
          "Project":

2.0  INTERPRETATION

2.1 Unless the context requires otherwise, the expressions listed below have the following meanings for the purposes of this agreement:

     a)   "funding period" means the period described in Schedule
          A, Page 1, Box 16 entitled "Funding Period";

     b)   "Project" means the activities described in Schedule A;

3.0  CONTRIBUTION

3.1 Subject to the terms and conditions of this agreement, CANADA agrees to make a contribution to the RECIPIENT of an amount equal to the lesser of:

     a)   N/A % of the eligible costs, or

     b) the contribution amount set out in Schedule A, Page 2, Box 28.

3.2 Notwithstanding section 3.1, CANADA, may, in its absolute discretion, reduce the amount of its commitment under paragraph 3.1 (b) if

     a) the funding period extends into more than one fiscal year of Canada (April 1 of one year to March 31 of the following year), and

     b) in the plan approved by the Treasury Board for any fiscal year during the funding period following the first fiscal year, there is a reduction in the estimate of the amount of financial assistance to be paid out for the fiscal year for the purpose of Implementing Transitional Jobs Fund.

3.3 Where, pursuant to section 3.2, CANADA intends to reduce the amount of its commitment under paragraph 3.1, it shall give the RECIPIENT 30 days notice of its intention to do so.

3.4  Where, as a result of a reduction in funding under section
     3.2 the RECIPIENT is unable or unwilling to complete the Project, the RECIPIENT may, upon notice to CANADA, terminate the agreement.

4.0  ELIGIBLE COSTS

4.1 For the purposes of the agreement, "eligible costs" means the following costs:

     a) employee wages and related employment taxes and benefits,

     b)   overhead costs, and

     c)   capital costs.

     (attach the approved budget as an annex to Schedule A.)

4.2 For greater certainty, "eligible costs" do not include the following costs:

     a)   training costs

     b)   depreciation on fixed assets

     c)   the cost of purchase of motor vehicles

     d)   club memberships

     e)   bonuses

     f)   fines or penalties

     g)   directors' fees or honoraria

     h)   entertainment costs

4.3 Costs are eligible only if they are, in the opinion of CANADA, directly related to the Project and reasonable.

5.0  TERMS OF PAYMENT

     (Delete "monthly" or "quarterly", as appropriate)

5.1 Subject to sections 5.2 to 5.10 , to CANADA may make monthly/quarterly advances of it contribution covering the RECIPIENT'S estimated financial requirements for each month/quarter of the funding period.

5.2 The estimate of the RECIPIENT'S financial requirements will be based upon a forecast of its cash flow requirements, satisfactory in form and detail, submitted to CANADA by the RECIPIENT.

5.3 If there is a variance between the cash flow requirements and the actual expenditures for any given month/quarter exceeding 15%, the RECIPIENT shall furnish CANADA with a revised forecast of cash flow requirements.

5.4 Before making the advance for the third month/quarter and each month/quarter thereafter, the RECIPIENT shall furnish CANADA with a satisfactory accounting of the contribution for the month/quarter ending one month/quarter prior to the month/quarter for which the advance in question is to be paid.

5.5 CANADA may withhold final payment of up to 10% of its total contribution until the Project has been completed. Final payment will be made following:

     a) receipt and verification of a claim for the balance due, and

     b) receipt of the information of job creation referred to in section 7.3 which the RECIPIENT is required to turn over to CANADA, and

     c) if required by CANADA, receipt of any auditor's report or other report that may be required to be submitted by the RECIPIENT under the terms of this agreement.

5.6 Verification by CANADA of the claim for the balance due under paragraph 5.5 a)may include, if deemed advisable by CANADA, the conduct of an audit by CANADA of the RECIPIENT's books and records to verify the amount of the costs for which the RECIPIENT has claimed payment under the agreement.

5.7 Where quarterly advances are being made to the RECIPIENT under section 5.1, CANADA may, at any time and in its absolute discretion, by notice, alter the frequency of such advance payments and change them to a monthly basis.

5.8 Any interest earned on advances of CANADA's contribution shall be accounted for by the RECIPIENT. Such interest shall be deemed to be part payment of the contribution and shall be taken into account in the calculation of the final payment by CANADA, or repayment by the RECIPIENT, as may be appropriate in the circumstances.

5.9 In the event payments made to the RECIPIENT (including any interest earned on advances that is deemed to be part payment of the contribution under section 5.8) exceed the amounts to which the RECIPIENT is properly entitled under this agreement, the amount of such excess is a debt owing to CANADA and shall be promptly repaid to CANADA upon receipt of notice to do so.

5.10 CANADA may withhold payment of any claim or advance pending the completion of an audit of the RECIPIENT's books and records conducted either by CANADA or by an independent auditor pursuant to paragraph 6.1 (i).

6.0  OBLIGATIONS OF THE RECIPIENT

6.1  The RECIPIENT shall:

     a) carry out and complete the Project in a diligent and professional manner, using qualified personnel;

     b) demonstrate to the satisfaction of CANADA that the carrying out of the Project will cause no harm, or only minimal harm to the environment;

     c) comply with all environmental protection laws and implement any mitigative measures that have been identified as being required to ensure that the project will not cause significant harm to the environment;

     d) upon request of CANADA, produce any certificates, licences and other authorizations required for the carrying out of the Project in respect of the rules relating to the environment;

     e) keep proper books of accounts and records, in accordance with generally accepted business and accounting practices, of the financial management of the Project, including payroll records of staff of the RECIPIENT employed for carrying out the Project and records of all other Project expenditures and revenues including funding for Project costs received from other sources;

     f) make the books, accounts and records referred to in paragraph e) available at all reasonable times for inspection and audit by the representatives of CANADA who shall be permitted to take copies and extracts from such books and records;

     g) furnish CANADA with such additional information as it may require with reference to such books and records;

     h)   preserve the books and records referred to in paragraph
          e) and keep them available for audit and inspection by representatives of CANADA for a period of two (2) years following the end of the funding period;

     i) whenever CANADA deems it necessary and so requests the RECIPIENT in writing, retain the services of a duly qualified accountant approved by CANADA to carry out an audit of the books and records relating to the Project. The audit report shall certify:

          i) the total actual expenditures on the eligible costs to date,

          ii) the total payments of CANADA's contribution to date, including the amount of interest that has accrued on any advances of the contribution,

          iii) that all expenditures, except as noted in the report, were in accordance with this agreement;
               and

     j) within 30 days after completion of the audit report referred to in paragraph i), provide a copy of it to CANADA

7.0  REPORTS AND INFORMATION

7.1 The RECIPIENT shall, upon request, provide CANADA with progress reports, satisfactory in scope and detail, concerning the progress of the Project.

7.2 The RECIPIENT shall, upon request, arrange for representatives of CANADA to have access to the site or sites where the Project activities are being carried out to monitor their progress.

7.3 The RECIPIENT shall provide CANADA with the following information 30 days following the completion of the agreement and one year after the termination of the project:

     a)   number of direct permanent, full-time jobs,

     b)   number of direct permanent, part-time jobs,

     c)   number of direct seasonal jobs,

     d)   number of short-term jobs.

8.0  PUBLICITY

8.1 The RECIPIENT shall ensure that in any and all communication activities, publications, advertising and press releases referring to the Project, include an appropriate acknowledgment, in terms satisfactory to CANADA, of CANADA's role in creating sustainable jobs and its contribution. The RECIPIENT shall notify CANADA in advance of any and all such communication activities, publications, advertising and press releases.

9.0  DISPOSITION OF ASSETS

9.1 The RECIPIENT shall preserve any assets acquired with the contribution and use them for the purposes of the Project during the funding period unless:

     a)   CANADA authorizes their disposition;

     b)   replacement of assets subject to wear is necessary;

     c)   assets which have become outdated require replacement.

9.2 The RECIPIENT agrees that at the end of the funding period, or upon termination of this agreement, if earlier, and if directed to do so by CANADA, any assets referred to in section 9.1 that have been preserved by it shall be

     a) sold at fair market value and that the funds realized from such sale be applied to the eligible costs of the Project to offset its contribution to the eligible costs of the Project;

     b) turned over to another person or organization designated or approved by CANADA; or

     c) disposed of in such other manner as may be determined by CANADA.

10.0 DEFAULT

10.1 The following constitute Events of Default:

     a) the RECIPIENT becomes bankrupt or insolvent, goes into receivership, or takes the benefit of any statute from time to time being in force relating to bankrupt or insolvent debtors;

     b) an order is made or resolution passed for the winding up of the RECIPIENT, or the RECIPIENT is dissolved;

     c) the RECIPIENT is in breach of the performance of, or compliance with, any term, condition or obligation on its part to be observed or performed pursuant to this agreement;

     d) the RECIPIENT has submitted false or misleading information to CANADA;

     e) in the opinion of CANADA, the RECIPIENT has failed to proceed diligently with the Project;

     f) in the opinion of CANADA, there is a material adverse change in risk in the RECIPIENT's ability to carry out the Project.

10.2 If

     a)   an Event of Default specified in paragraph 10.1 (a) or
          (b) has occurred; or

     b)   an Event of Default specified in paragraph 10.1 (c),
          (d), (e) or (f) has occurred and has not been remedied within 15 days of receipt by the RECIPIENT of written notice of default, or a plan satisfactory to CANADA to remedy such Event of Default has not been put into place within such time period;

     CANADA may, in addition to any remedies otherwise available, immediately terminate by written notice any obligation to make any further contribution to the RECIPIENT. All eligible costs up to the date of termination will be paid by CANADA, however.

10.3 In the event CANADA gives the RECIPIENT written notice of default pursuant to paragraph 10.2 (b), CANADA may suspend any further payment under this agreement until the end of the period given to the RECIPIENT to remedy the Event of Default.

10.4 The fact that CANADA refrains from exercising a remedy it is entitled to exercise under this agreement shall not be considered to be a waiver of such right and, furthermore, partial or limited exercise of a right conferred upon CANADA shall not prevent CANADA in any way from later exercising any other right or remedy under this agreement or other applicable law.

11.0 NEPOTISM

11.1 Notwithstanding section 2, no contribution shall be paid in respect of the wages paid to any employee who is a member of the immediate family of the RECIPIENT, or, if the RECIPIENT is a corporation or unincorporated association, who is a member of the family of an officer or a director of the corporation or unincorporated association, unless CANADA is satisfied that the hiring of the employee was not the result of favouritism by reason of the employee's membership in the immediate family of the RECIPIENT or officer or director of the RECIPIENT, as the case may be.

11.2 For the purposes of subsection (1), "immediate family" means father, mother, step-father, step-mother, foster-parent, brother, sister spouse (including common law spouse), child (including child of common law spouse), step-child, ward, father-in-law, mother-in-law, or relative permanently residing with the RECIPIENT, officer or director, as the case may be.

12.0 EARLY TERMINATION

12.1 CANADA may terminate this agreement at any time without cause upon not less than 30 days written notice of intention to terminate.

12.2 In the even of a termination notice being given by the RECIPIENT under section 3.4 or by CANADA under section 12.1

     a) the RECIPIENT shall make no further commitments in relation to the Project and shall cancel or otherwise reduce, to the extent possible, the amount of any outstanding commitments in relation hereto;

     b) all eligible costs incurred by the RECIPIENT up to the date of termination will be paid by CANADA, including its costs of, and incidental to, the cancellation of obligations incurred by it as a consequence of the termination of the agreement; provided always that payment and reimbursement under this paragraph shall only be made to the extent that it is established to the satisfaction of CANADA that the costs mentioned herein were actually incurred by the RECIPIENT and the same are reasonable and properly attributable to the termination of the agreement; and

     c) the amount of any contribution on funds which remain unspent shall be promptly repaid to CANADA, and such amount shall be a debt due to CANADA.

12.3 The RECIPIENT shall negotiate all contracts related to the Project, including subcontracts and employment contracts on terms that will enable the RECIPIENT to cancel same upon conditions and terms which will minimize to the extent possible their cancellation costs in the event of a termination of this agreement, and generally the RECIPIENT shall cooperate with CANADA and do everything reasonably within its power at all times to minimize and reduce the amount of CANADA's obligations in the event of early termination hereunder.

13.0 GENERAL

13.1 This agreement may be amended by the mutual consent of the parties. To be valid, any amendment to this agreement shall be in writing and signed by the parties.

13.2 The RECIPIENT shall not assign this agreement or any part thereof or any payments to be made thereunder without the written permission of CANADA and any assignments made without that permission is void and of no effect.

13.3 No member of the House of Commons shall be admitted to any share or part of this agreement or to any benefit to arise therefrom.

13.4 The management, supervision and control of the Project are the sole and absolute responsibility of the RECIPIENT. The RECIPIENT is not in any way authorized to make a promise, agreement or contract on behalf of CANADA. The RECIPIENT shall be solely responsible for any and all payments and deductions required by law to be made including those required for Canada Pension Plan, employment insurance, workers' compensation and income tax. The parties hereto declare that nothing in this agreement shall be construed as creating a partnership or agency relationship.

13.5 The RECIPIENT shall disclose to CANADA without delay any fact or event that the RECIPIENT is aware of from time to time which may compromise the RECIPIENT's chances of success in carrying out the Project either immediately or in the long term.

13.6 The RECIPIENT shall obtain, prior to the commencement of any Project activity, all permits, licenses, consents and other authorizations that are deemed necessary to permit the carrying out of the Project, and the Project shall be executed in compliance with all laws, by-laws and regulations.

13.7 The RECIPIENT shall both during and following the term of this agreement indemnify and save CANADA harmless from and against all claims, losses, damages, costs, expenses and other actions made, sustained, brought, threatened to be brought or prosecute, in any manner based upon, occasioned by or attributable to any injury or death of a person, or loss or damage to property caused or alleged or be caused by any willful or negligent act, omission or delay on the part of the RECIPIENT or its employees or agents, participating employers or participants in connection with anything purported to be or required to be provided by or done by the RECIPIENT pursuant to this agreement or done otherwise in connection with the Project. This provision shall survive the termination of this agreement.

13.8 It is a term of this agreement that no individual, for whom the post-employment provisions of the "Conflict of Interest and Post-Employment Code for Public Office Holders" or the "Conflict of Interest and Post-Employment Code for the Public Service" apply, shall derive any direct benefit from this agreement unless that individual is in compliance with the applicable post-employment provisions.

13.9 This agreement, including Schedule A, attached hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all previous agreements between the parties.

13.10 This agreement is binding upon the RECIPIENT and its successors and assigns.




Signed this ____ day of _________, ________ .

For the COMMISSION:


 /s/
    (Signature)               (Position)          (Date)


For the RECIPIENT:


 /s/ Lewis Stoyles            V.P. Finance        July 23, 1998
    (Signature)               (Position)          (Date)

     Exhibit 10.4 - US Food and Drug Administration Permit


November 6, 1998

Kelly Squires
Production/Quality Assurance Coordinator
Iceberg Industries Corporation
447 Kenmount Road, Box 13518
St. John's Newfoundland
Canada A1B 4B7

                         Re:  Docket No. 98P-0880

Dear Ms. Squires:

This is in response to your application to the Food and Drug Administration (FDA) for a temporary permit to market test, in interstate commerce, a product to be designated as Borealis Iceberg Water that will deviate from the U.S. standards of identity for bottled water (21 CFR 165.110) in that the source of the water is an iceberg and the name of the product is "Iceberg Water." In all other respects, the test product will conform to the standard for bottled water.

For the purposes of this permit , the name of the test product will be "Borealis Iceberg Water." The information panel of the labels will bear nutrition labeling in accordance with 21 CFR
101.9.

Relying on the representations made in your application, we are hereby granting your request to make interstate shipments for test marketing purposes of 75,00 cases of the 24 x 350 ml and another 75,000 cases of the 12 x 1 L, giving 150,000 cases in total. The total fluid weight of the test product will be 403,694 gallons or 1,530,000 liters. Finished labels must be submitted to the Branch Chief, Food Standards Branch, HFS-158, Division of Programs and Enforcement Policy, office of Food Labeling, before the product is shipped in interstate commerce. The test product will be manufactured at Enterprise Atlantic Limited Water Bottling Plant, Daniel's Point, Trepassy, Newfoundland, Canada, AOA 4BO. The product will be distributed by Iceberg Industries in the United States. Each of the ingredients used in the food must be declared on the labels as required by the applicable sections of 21 CFR part 101.

     Exhibit 10.5 - Office Lease for facilities at 16 Forest Road


THIS LEASE made in triplicate this 1st day of December, A.D., 1998.

BETWEEN: COMMERCE ATLANTIC LIMITED, a body corporate, duly incorporated under the Laws of the Province of Newfoundland; (hereinafter called the "Lessor")

                         of the one part

AND: Iceberg Industries Corporation, a body corporate, authorized to carry on business in the Province of Newfoundland; (hereinafter called the "Lessee")

                        of the other part

WHEREAS the Lessor is the owner of an office building at 16
Forest Road, in the City of St. Johns, Province of Newfoundland;

AND WHEREAS the Lessee desires to lease office space in the building as hereinafter provided;

AND WHEREAS it is the intention of this lease that the rental received by the Lessor shall be completely gross rental;

DEMISE

1. IN CONSIDERATION of the rents, covenants, and agreements herein, the lessor leases to the Lessee for use as office space that portion of the building outlined on the attached plan marked Schedule "A" consisting of the entire 2nd Floor, for property 16 Forest Road, St. Johns, Newfoundland. ("the Demised Premises").

TERM

2. TO HOLD the demised premises for a term of Three (3) years from the 1st day of December, A.D., 1998.

RENT

3. THE ANNUAL RENT the Lessee shall pay during the term to the Lessor is:

Forty-Eight Thousand Dollars Canadian ($48,000.00) payable in advance in equal monthly installments of Four Thousand Dollars
($4,000.00) each on the 1st day of each and every month commencing on the 1st day of December, A.D., 1998 up to and including the 31st day of November, A.D., 2001.

DEFAULT OF LESSEE

4. (i) The lessor shall have the right upon 24 hours written notice (except in an emergency) to remedy or attempt to remedy any default of the Lessee, and in so doing to make any payments due or alleged to be due by the Lessee to third parties and upon the same notice may enter upon the demised premises to do any work or other things therein and in such event all expenses of the Lessor in remedying or attempting to remedy such default shall be payable by the Lessee to the Lessor as additional rent forthwith upon demand.

     (ii) The Lessor shall have the same rights and remedies in the event of non-payment by the Lessee of any amounts payable by the Lessee under any provision of this Lease as in the case of non-payment of rent.

     (iii) If the Lessee shall fail to pay any rent or amount from time to time payable by it to the Lessor hereunder within 10 days after receiving written notice from the Lessor of late payment, the Lessor shall be entitled, if it shall demand it, to interest thereon at the rate of three
     (3) percentage points above the prime bank commercial lending rate charged by the Lessor's chartered bank at the time of such default

     (iv) Upon any event of default the then-current month's rent including additional rent and the next ensuring three
     (3) months rent including additional rent shall immediately become due and payable; PROVIDED HOWEVER no such event shall occur where the default is in respect of a matter other than the payment of monies unless and until the Lessee is given ten (10) days written notice of the default and the default shall continue.

     (v) Upon any event of default it shall be lawful upon 24 hours written notice for the Lessor thereafter to enter into and upon the demised premises or any part thereof in the name of the whole and the same to have again, repossess and enjoy as of its former estate anything in this Lease contained to the contrary notwithstanding: PROVIDED HOWEVER no such event shall occur where the default is in respect of a matter other than the payment of monies unless and until the Lessee is given ten (10) days written notice of the default and the default shall continue.

     (vi) If and whenever the Lessor becomes entitled to re-enter upon the demised premises, the Lessor, in addition to all other rights and remedies, shall have the right to terminate this Lease forthwith by leaving upon the demised premises notice in writing of such termination; and upon the giving of the Lessor of such notice this Lease and the term hereof shall terminate.

     (vii) The Lessor, in the event of termination of this Lease by the Lessor pursuant to the provisions hereof, will proceed to relet the Demised Premises. The Lessor will relet the Demised Premises for a reasonable rent and if a sufficient sum shall not be thus realized, after paying all expenses of such reletting and collecting the rent hereby reserved, the Lessee agrees to satisfy and pay any deficiency.

LESSEE'S COVENANTS

5.   THE LESSEE'S COVENANTS with the Lessor are as follows:

     (a) To pay to the Lessor at such place as the Lessor may from time to time designate, the rent and all other sums which under provision of this Lease may be chargeable against the Lessee, promptly when due, with no deductions which the Lessee may feet are due because of an alleged or real grievance.

     (b) To occupy the demised premises in a reasonable and tenant-like manner and the Lessee shall repair damage to the heating, mechanical and plumbing systems caused by the negligence of the Lessee, its employees, servants, or agents.

     (c) To permit the Lessor to view the state of repair of the demised premises by prior appointment.

     (d) Not to assign or sub-lease the demised premises without the written permission of the Lessor, such permission not to be unreasonably withheld, Notwithstanding anything herein contained, the Lessee shall be entitled to assign or sublet the demised premises, without the prior permission of the Lessor, to any company which is a subsidiary, associate or affiliate of the Lessee or to any corporation which results from the amalgamation or merger of the Tenant with another corporation or corporations.

     (e) To permit the Lessor upon 24 hours written notice (except in emergencies) to make structural repairs and to perform other work in the building deemed necessary by the Lessor and to enter the demised premises for those purposes without any adjustment of rent or indemnity, provided that the Lessee is not hereby deprived of the use of the Demised Premises.

     (f) Not to make any alterations, repairs or additions to the demised premises without prior consent in writing of the Lessor, which shall not be unreasonably withheld.

     (g) The Lessee will not permit, nor cause anything to be done to the Demised Premises which would allow any lien, lis pendens judgement or certificate of any court or any mortgage, charge or encumbrance of any nature whatsoever to be imposed or to remain upon the Demised Premises or the lands containing the building. In the event of the registration of any lien or other encumbrance by a contractor or sub-contractor of the Lessee, the Lessee shall at its own expense immediately cause the same to be discharged. If the lien is not discharged within three (3) days after notice is given by the Lessor, the Lessor may discharge such lien and recover its costs as additional rent.

     (h) The Lessee shall pay directly all business taxes and goods and services or value added taxes charged in connection with the occupancy of the Demised Premises and the operation of the activity carried on.

     (i) The Lessee shall throughout the term of the Lease provide at its own expense and keep in force the following coverages:

          (1) Public liability and property insurance including personal injury liability with respect to the Demised Premises and the Lessee's use of the common areas and facilities, coverage to include the activities and operations conducted by the Lessee and any other person on the Demised Premises and by the Lessee or any other person performing work on behalf or the Lessee in any other part of the building. Such policies shall be written on a comprehensive basis with inclusive limited of not less than $1,000,000.00 for bodily injury to any one or more persons or property damage and such higher limits as the Lessor, acting reasonable, or the Lessor's mortgagee requires from time to time and shall not be invalidated as respects the interest of the Lessor and such mortgages by reason of any breach or violation of any warranties, representations, declarations or conditions contained in the policies.

          (2) Any and all insurance considered necessary by the Lessor or the Lessor's mortgage acting reasonable as a prudent owner or mortgagee as the case may be.

          All policies shall contain an undertaking by the insurers to notify the Lessor and the Lessor's mortgagee in writing not less than thirty (30) days prior to any material change, cancellation or termination thereof.

     (j) That the Lessee covenants the Lessor shall not in any event whatsoever be liable or responsible in any way for any personal injury. or death that may be suffered by the Lessee, its employees, agents or invitees, unless due to the negligence of the Lessor, its agents and employees.

          (1) Not to carry on any business or permit anything to be done or kept on the Demised Premises or in the building or on the grounds of the Lessor which shall be deemed by the Lessor to be a nuisance, grievance or disturbance to the other Lessees in the building or other buildings on the grounds of the Lessor or which shall be noisy or improper or contrary to any law of any governmental authority.

          (2) That the Lessor shall not be responsible for any damages which may be caused, should any heating apparatus be temporarily stopped or cease working for the purposes of affecting repairs or improvements of it; or by reason of the failure of electric or other power or otherwise, or for any interruption of the operation of the drains or plumbing; or any interruption of the rights and privileges hereby granted, which may occur in consequence or by reason or by any accident or casualty or any matter or thing beyond the Lessor's control.

LESSOR'S COVENANTS

6.   THE LESSOR COVENANTS with the Lessee as follows:

     (a)  The Lessee shall have quiet enjoyment of the Demised
     Premises subject to the Lease.

     (b) That the Lessor will ensure that adequate insurance is maintained in force.

     (c) That the Lessor will ensure that the building and the grounds are property managed and maintained at all times and will include the following expenses:

     1   Electricity;
     2.  Office Cleaning, 3 nights/week,
     3. Maintenance and Repairs to the areas common to all tenants;
     4. Maintenance and Repairs to the electrical and mechanical heating and air conditioning systems and plumbing;
     5.  Security systems operation and maintenance;
     6.  Water;
     7.  Insurance;
     8.  Property Taxes;
     9.  Maintenance of the Building's Exterior Shell;
     10. Exterior Window Cleaning;
     11. Exterior Site Lighting;
     12. Parking Lot and Landscape Maintenance;
     13. Garbage and Snow Removal;
     14. Property Management;
     15. And any other Operating Expenses deemed necessary by the Lessor for the proper operation and maintenance of the building. and grounds associated therewith.

     (d) That the Lessor will pay all water charges and all real property taxes assessed against the building, land and other improvements of which the Demised Premises for a part.

DAMAGES AND DESTRUCTION

7. It is expressly agreed that if during the term hereby demised the building in which the Demised Premises or any part thereof is situate shall be destroyed or damaged by fire, lightning, tempest, impact from aircraft, acts of God or the Queen's enemies, riots, insurrections, explosions, structural defects or weaknesses, or other casualty not caused by the Lessee, the following provisions shall have effect:

     (a) If the Demised Premises are rendered partially unfit for occupancy by the Lessee only the rent hereby reserved (including additional rent) shall abate in part only in the proportion that the part of the Demised Premises rendered unfit for occupancy by the Lessee bears to the whole of the Demised Premises and continuing until the Demised Premises have been rebuilt, repaired and restored. If the Demised Premises are rendered wholly unfit for occupancy by the Lessee only the rent hereby reserved (including additional rent) shall abate in whole until the Demised Premises have been rebuilt, repaired and restored, if such is to be done. The Lessor shall commence diligently to reconstruct, rebuild or repair the demised premises. Upon the Lessee being notified by the Lessor that the Lessor's work has been substantially completed, the Lessee shall forthwith complete all Lessee's work required to fully restore the Demised Premises for business fully fixtured stocked and staffed. The Lessee shall complete the Lessee's work and, if the Demised Premises have been closed for business, reopen for business within forty five (45) days after notice that the Lessor's work has been substantially completed.

     (b) Notwithstanding anything contained in this Lease and in the event of substantial destruction of the Demised Premises or of any part of any building of which the Demised Premises form a part (whether or not the Demised Premises are affected), the Lessor or Lessee may within thirty (30) days after such destruction and on giving written notice to the other party declare this Lease terminated forthwith, and in such even , rent shall be apportioned and shall be payable up to the time, of such destruction, or termination, if the Demised Premises shall not have been damaged or destroyed, and the Lessee shall be entitled to be repaid by the Lessor any rent paid in advance and unearned or a proportionate part thereof The phrase "substantial destruction" shall mean damage or destruction:

          (i)  as requires substantial alteration or
          reconstruction of the Demised Premises or of any buildings of which the Demised Premises form a part;
          and

          (ii) to the Demised Premises as cannot be repaired or restored within one hundred and twenty (120) days from the time of such damage having regard to the weather conditions prevailing at the time such damage occurs and having further regard to the availability of materials and labor or

          (iii) to the building such that thirty percent (30%) or more of the rentable area of the building is damaged and cannot be repaired or restored within one hundred and eighty (180) days from the time of such damage, having regard to the weather conditions prevailing at the time such damage occurs and having further regard to the availability of materials and labor.

     (c) Notwithstanding the foregoing provisions, in the event of damage or destruction occurring by reason of any cause in respect of which there are no proceeds of insurance, or proceeds of insurance substantially sufficient to pay for the costs of rebuilding or making fit the building or the Demised Premises are not payable to or received by the Lessor, or in the event that any mortgagee or other person entitled thereto shall not consent to the payment to the Lessor or the proceeds of any insurance policy for such purpose, the Lessor may terminate this Lease on ninety (90) day's written notice. The same shall also apply in the event the lands containing the building are expropriated.

RENT DEFINITIONS

8. All monies payable by the Lessee to the Lessor under this Lease (other than the annual rental hereinbefore specified in Paragraph 3 hereof) whether or not the same are expressed as being additional rent, shall be additional rent, including without limiting the generality of the foregoing, all sums payable as rent at the times and in the manner herein provided but if no time is herein provided for the payment of any item of additional rent, the same shall be paid with the next ensuing installment of rental after the additional rental has been determined.

RULES AND REGULATIONS

9. The Lessor shall have the right at any time, to make such reasonable rules and regulations as may, in the sole discretion of the Lessor be desirable for the safety, care, cleanliness, operation and maintenance of the building and the Demised Premises, the grounds, roadways and parking lots and for the preservation of good order and good cheer therein. All such rules and regulations shall be faithfully observed and performed by the Lessee and its servants and agents. The Lessor shall have the right to vary such reasonable rules and regulations as may, in the sole discretion of the Lessor, be desirable for the aforementioned purposes after notice to the Lessee.

SIGNS

10. The Lessee may install a sign or signs on the Demised Premises, only after all plans and specifications of the proposed sign or signs are submitted to the Lessor who must give its written approval before any such sign may be installed on the Demised Premises, which approval shall not be unreasonable withheld. The Lessee's sign or signs shall comply with the City of St. John's By-Laws and shall be approved by the City of St. John's.

     The Lessor shall have the right for six (6) months prior to the termination of this Lease, to place upon the Demised Premises a notice stating the Demised Premises are for rent and the Lessee will not remove such notice.

     The Lessor shall have the right to exhibit the Demised
Premises from time to time to any prospective mortgagee, purchaser or Lessee at all reasonable times upon reasonable notice.

NOTICES

11. All notices to be given by either party shall be in writing and given by personal delivery or sent by pre-paid registered mail or by telecopier delivered or addressed to the parties as follows:

TO THE LESSOR:           Commerce Atlantic Limited
                         P.O. Box 5322
                         16 Forest Road
                         St. Johns, Newfoundland
                         A1C 5W1
                         Fax: (709) 576-0849

TO THE LESSEE:           Iceberg Industries Corporation
                         16 Forest Road
                         St. Johns, NF

     Any notice or document as given shall be deemed to have been received when delivered by hand, or, if mailed, then forty eight
(48) hours following the date of mailing. Any party may from time to time by notice given as provided above change its address for the purpose of this paragraph.

ATTORNMENT AND SUBORDINATION

12. This Lease is subject and subordinate to all mortgages or deeds of trust and all renewals and modifications, consolidations, replacements, and expansions thereof which may now or at any time hereafter affect the Demised Premises in whole or in part or the building in whole or in part and whether or not such mortgages and deeds of trust shall affect only the Demised Premises or the building in which the Demised Premises shall form a part or shall be blanket mortgages or deeds of trust affecting other premises as well provided any mortgagee, etc., agrees to accept this Lease and tenancy and not to disturb the Lessee's tenancy while the Lessee is not in default under this Lease. The Lessee shall at any time on notice from the lessor attorn to and become a Lessee of a mortgagee or trustee under any such mortgage or deed of trust upon the same terms and conditions as set forth in this Lease and shall execute promptly on request by the Lessor any estoppel certificate, instruments of postponement or attornment of other instruments from time to time requested to give full effect to this requirement or to set out the status of the Lease and state of account between the Lessor and the Lessee, and the Lessee hereby constitutes the lessor, the agent or attorney of the lessee for the purpose of executing any such certificates, instruments or postponement or attornment or other instruments necessary to give full effect to this clause, provided any mortgagee, etc., agrees to accept this Lease and tenancy and not to disturb the Lessee's tenancy while the Lessee is not in default under the Lease.

INTERIOR FINISHING

13. Notwithstanding the above, the Lessor covenants that the Lessee shall have the right, within the (10) days after the termination of the Lease, to remove. all furnishing, chattels, and fixtures which have been installed or constructed by the Tenant, and without limiting the generality of the foregoing, furniture, counters, business equipment, signs, directories, prefabricated modular partitions, vault doors and grills, (including frames), prefabricated modular or unitized vaults, free standing vaults, or safe, safety deposit boxes, treasury and security lockers and fire resistant vault doors and frames, provided however, that in the removal of the same the Lessee shall be liable for the cost of repairing or restoring any damage so caused (reasonable wear and tear excepted). Upon termination of the Lease, the Lessee may, at its option, leave any permanent vault in the Demised Premises without liability for any costs incurred by the Lessor in removing same. In such event, said vault (excluding doors and grills) shall become the property of the Landlord. If the Lessee so chooses, it may leave the doors and grills at not cost.

ENTIRE AGREEMENT

14. The Lessee acknowledges that there are no covenants, representations, warranties, agreements, or conditions expressed or implied collateral or otherwise forming part of or in any way affecting or relating to this Lease save as expressly set out or incorporated by reference to this Lease and that this Lease constitutes the entire agreement duly executed by the Lessor and the Lessee.

COVENANTS AND AGREEMENTS

15. All of the provisions of this Lease are to be construed as covenants and agreements as though the words implying such covenants and agreements were used in each paragraph hereof. The Lessee acknowledges that there are no covenants, representations, warranties, agreements or conditions expressed or implied collateral or otherwise forming part of or in any way affecting or relating to this Lease save as expressly set out and that this Lease constitutes the entire agreement.

POSSESSION BY LESSEE

16. The Lessee shall examine the Demised Premises before taking possession hereunder and such taking of possession shall be conclusive evidence as against the Lessor that at the time thereof the Demised Premises were in good order and satisfactory condition and that all promises, representations and undertakings by or binding upon the Lessor with respect to any alteration, remodeling or decorating of or installation of fixtures in the Demised Premises have been fully satisfied and performed by the Lessor. In taking possession the Lessee acknowledges that the existing leasehold improvements, if any are acceptable and that the Lessee is taking possession of the Demised Premises "as is".

CONDITION OF TERMINATION

17.  The lessee has one option to terminate the lease after year
2 with a 3 month rental penalty if the lease is terminated before the three year term. Upon the expiration or sooner termination of the tenancy hereby created the Lessee covenants:

     (a) to surrender the Demised Premises to the Lessor in as good condition and repair as the Lessee is required to maintain the Demised Premises throughout the term;

     (b) to surrender all keys for the Demised Premises to the Lessor at the place then fixed for payment of rent and to inform the Lessor of all combination on locks;

DEPOSIT

18. The Lessee has delivered to the Lessor or its Agent two cheques. One is the sum of $4,000.00 plus applicable taxes dated December 1/98 for first months rent, and the other in the sum of $4,000.00 plus applicable taxes dated December 7/98 as last months rent. If the Lessee default in carrying out any of its obligations hereunder, the Lessor, at its option, may retain the deposit as liquidated damages and not as penalty, without limiting the Lessor's other remedies at law or at equity.

RENEWAL

19. The Lessee shall have one (1) option to renew this Lease for a further term of (3) three years. The terms and conditions of this Lease shall apply to any such renewal with the exception of the annual rental to be paid during the renewal term and any further rights of renewal, If the Lessee elects to exercise the aforesaid option to renew, it shall do so by giving the Lessor notice in writing of its intention not! later than six (6) months before (a) the expiration of the term of the Lease or (b) at the expiration of the first renewal term.

     During the said renewal term, the Lessee shall pay an annual rent to be agreed upon prior to the commencement of the renewal term based on the then-current market rental for premises of comparable type, age, location and condition. In the event that the said annual rental has not been agreed upon by the parties thirty (30) days prior to the commencement of a renewal term, each party shall at once appoint an arbitrator and such appointees shall jointly appoint a third. The decision of any two of the three arbitrators so appointed shall be final and binding upon the parties hereto, who covenant one with the other that their dispute shall be so decided by arbitration alone and not by recourse to any Court by action of law. The aforesaid arbitration shall be carried out pursuant to the provisions of arbitration legislation from time to time in effect in the Province of Newfoundland

20. The Lessor guarantees that the Lessee will be provided with adequate parking for the Lessee and its customers.


IN WITNESS WHEREOF the parties hereto have executed these presents in accordance with their respective rules and regulations the day and year first before written.

THE COMMON SEAL of the Lessor          Commerce Atlantic Limited
was hereunto affixed in the
presence of:                                      /s/
/s/

THE COMMON SEAL of the Lessee was          Iceberg Industries
hereunto affixed in the presence of:       Corporation
/s/                                          /s/

     Exhibit 10.6 - Purchase Offer for Securities of Iceberg
                    Industries


     This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

     No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. The securities offered hereby have not been registered under the United States Securities Act of 1933, as amended, and are being offered and sold in reliance on exemptions from the registration requirements of said Act. These securities have not been approved or disapproved by the United States Securities and Exchange Commission or by the securities divisions of any state, nor has the United States Securities and Exchange Commission or any state regulator passed upon the accuracy or adequacy of this offer and offering circular. Any representation to the contrary is a criminal offence.


                           FORMAL OFFER
          by Icecap Equity Inc. and D. V. Holdings, Inc.
                      to purchase all of the
                   outstanding Common Shares of
                  Iceberg Industries Corporation
   on the basis of one and seven-tenths Preferred Exchangeable
                   Shares of Icecap Equity Inc.
                   for each one Common Share of
 Iceberg Industries Corporation or, at the option of a holder of the Common Shares of Iceberg Industries Corporation who is a non-resident of Canada, one and seven-tenths Common Shares of
         D.V. Holdings, Inc. for each one Common Share of
                  Iceberg Industries Corporation

     This offer (the "Offer") will be open for acceptance until midnight (Newfoundland time) on May 28, 1999 unless withdrawn or extended.

     The Offer is conditional upon, among other things, valid deposits of that number of outstanding common shares (the "Iceberg Shares") of Iceberg Industries Corporation ("Iceberg") pursuant to the Offer and not withdrawn that would constitute at least ninety percent (90%) of the Iceberg Shares. The conditions of the Offer are fully described in the Offer under Section 6, "Conditions of the Offer".

     Holders of Iceberg Shares wishing to accept the Offer should complete and sign the accompanying Letter of Acceptance and Transmittal and mail or deliver it, together with their share certificates and all other documents required by the Letter of Acceptance and Transmittal, to the Depositary, Smyth Woodland & Del Rizzo, Barristers and Solicitors, at its address set forth in the Instructions accompanying the Letter of Acceptance and Transmittal. Questions and requests for assistance may be directed to the Depositary.


                             SUMMARY

     The following is a summary only of the Offer and Offering
Circular and is qualified in its entirety by the more detailed information set forth in the attached documents.

The Offer

     Icecap Equity Inc. and D.V. Holdings, Inc. (together, the "Offeror") are jointly offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Common Shares (the "Iceberg Shares") of Iceberg Industries Corporation ("Iceberg") on the basis of one and seven-tenths Preferred Exchangeable Shares of Icecap Equity Inc.,("Icecap Preferred Exchangeable Shares") for each one Iceberg Share or, at the option of a holder who is a non-resident of Canada, one and seven-tenths common shares of D. V. Holdings, Inc. ("D.V. Shares") for each one Iceberg Share. The Offer is open for acceptance until midnight (Newfoundland time) on May 28, 1999, unless the Offer is withdrawn or extended at the Offeror's sole discretion (the "Expiry Time").

Manner of Acceptance of the Offer

     Iceberg Shareholders wishing to accept the Offer must mail or deliver the certificate(s) for their Iceberg Shares, together with a properly completed and duly executed Letter of Acceptance and Transmittal enclosed herewith or a manually signed facsimile thereof and all other documents required by the Letter of Acceptance and Transmittal to, and such must be received by the Depositary at its offices specified in the Instructions accompanying the Letter of Acceptance and Transmittal not later than the Expiry Time. See Section 4 of the Offer, "Manner and Time of Acceptance".

Conditions of the Offer

     The Offeror shall have the right to terminate or withdraw the Offer and shall not be required to take up and pay for any Iceberg Shares deposited under the Offer, or may delay the acceptance for payment of such Iceberg Shares deposited, if:

     (a) there are not valid deposits of that number of outstanding Iceberg Shares not withdrawn at the Expiry Time that would constitute at least 90 % of the issued and outstanding
Iceberg Shares;

     (b) there has been any undisclosed action prior to the date of the Offer or any action subsequent to such date by a person or company, other than the Offeror or its affiliates, but including a governmental or regulatory authority, Iceberg and its directors and senior officers, which results in or would, in the opinion of the Offeror, result in a material change in the business, assets, operations, capital or affairs of Iceberg;

     (c) all approvals of or for the completion of the Offer which are necessary or required therefor from any governmental or regulatory agency, board, commission or other body shall not have been obtained or, if obtained, shall not be in full force and effect, or any applicable governmental or other waiting period shall not have expired; or

     (d) there shall be threatened, instituted or pending any action or proceeding by or before any court or governmental, administrative or regulatory agency or authority or any other person or tribunal, domestic or foreign, challenging the making of the Offer or the acquisition by the Offeror of any Iceberg Shares, or otherwise directly or indirectly relating to the Offer or, in the sole judgment of the Offeror, otherwise adversely affecting Iceberg or the value of the Iceberg Shares.

Purpose of the Offer

     The purpose of the Offer is to allow Icecap Equity Inc. and
D. V. Holdings, Inc. to acquire control of Iceberg. It is intended that the name of D. V. Holdings, Inc. will be changed to Iceberg Corporation of America.

Withdrawal Rights

     All deposits of Iceberg Shares are irrevocable except as provided in Section 7 of the Offer, "Right to Withdraw Deposited
Iceberg Shares".

Depositary

     Smyth Woodland & Del Rizzo, Barristers and Solicitors, as Depositary, will be responsible for receiving deposits of Iceberg Shares, for giving notices, if required, and for making the exchange for the Iceberg Shares purchased by the Offeror under the Offer.

Canadian Tax Considerations

     The sale of Iceberg Shares pursuant to the Offer will be a disposition for tax purposes and may give rise to tax consequences to holders of Iceberg Shares. Holders of Iceberg Shares are encouraged to seek their own tax and legal advice in connection with this Offer. See "Canadian Federal Income Tax Considerations" in the Offering Circular.


                              OFFER

                                                      May 3, 1999

TO:  The Holders of Common Shares of Iceberg Industries
     Corporation


1. The Offer

     D.V. Holdings, Inc. and Icecap Equity Inc. (together, the "Offeror") hereby jointly offer to purchase during the Offer Period (as defined below) all of the issued and outstanding common shares (the "Iceberg Shares") of Iceberg Industries Corporation ("Iceberg") on the basis of one and seven-tenths Preferred Exchangeable Shares of Icecap Equity Inc. ("Icecap Preferred Exchangeable Shares") for each one Iceberg Share or, at the option of a holder who is a non-resident of Canada, one and seven-tenths common shares of D. V. Holdings, Inc. ("D.V. Shares") for each one Iceberg Share, upon the terms and subject to the conditions set forth in this Offer, the Offering Circular (as defined below) and the Letter of Acceptance and Transmittal (as defined below).

     The Offer, together with the Offering Circular and the Letter of Acceptance and Transmittal, comprise the Offeror's offer for the Iceberg Shares and contain important information which should be read carefully before a decision is made with respect to this Offer.

     A more detailed description of the shares of the Offeror is provided under "Share Capital of the Offeror" in the accompanying Offering Circular. All shares of the Offeror issued as a result of acceptance of the Offer will be issued as fully paid and non-assessable shares in the capital stock of the relevant issuer.


2. Definitions

     In this Offer, the Offering Circular and the Letter of Acceptance and Transmittal, the following terms have the following meanings:

     (a)  "Act" means the Corporations Act, Revised Statutes of
Newfoundland 1990, Chap. C-36, as amended;

     (b) "Business Day" means any day, other than a Saturday, Sunday, Canadian federal or Newfoundland provincial statutory holiday, on which banks are open for business in the City of St.
John's, Newfoundland;

     (c)  "Depositary" means Smyth Woodland & Del Rizzo,
Barristers and Solicitors at its offices specified in the Instructions accompanying the Letter of Acceptance and Transmittal;

     (d)  "Dollars" or "$" means the legal currency of Canada;

     (e) "Expiry Date" means May 28, 1999, or such later date to which the Offer may be extended pursuant to Section 5 of the Offer;

     (f)  "Expiry Time" means midnight (Newfoundland Time) on the
Expiry Date;

     (g) "Letter of Acceptance and Transmittal" means the Letter of Acceptance and Transmittal and the Instructions thereto in the form accompanying this Offer and the Offering Circular, or a facsimile thereof;

     (h) "Offer" means the offer made hereby, the terms and conditions of which are set forth in this Offer, the Offering
Circular and the Letter of Acceptance and Transmittal;

     (i) "Offering Circular" means the Offering Circular included in this document;

     (j) "Offer Period" means the period commencing on the date of this Offer and ending at the Expiry Time;


3. Time for Acceptance

     The Offer may be accepted by Iceberg Shareholders up to, but not after, the Expiry Time.


4. Manner and Time of Acceptance

     A Iceberg Shareholder who wishes to accept the Offer must complete and sign the Letter of Acceptance and Transmittal or a manually signed facsimile thereof in accordance with the instructions contained therein and mail or deliver it together with the certificate(s) representing the Iceberg Shares and any other documents required by the Letter of Acceptance and Transmittal to, and such must be received by, the Depositary on behalf of the Depositary, at its offices specified in the Instructions at or prior to the Expiry Time.

     If required by the Instructions, the signature on such Letter of Acceptance and Transmittal must be witnessed by a Notary Public or in such other manner as approved by the Depositary. If a Letter of Acceptance and Transmittal is executed by a person other than the registered holder of the Iceberg Share certificate(s) deposited therewith, the said certificate(s) must be endorsed or be accompanied by appropriate share transfer powers duly and properly completed by the registered holder. The Offeror reserves the right to permit Iceberg Shareholders to accept the Offer in a manner other than that set out above.

     The method of delivery of certificates for Iceberg Shares and all other required documents is at the option and risk of the depositing Iceberg Shareholder. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that such documents be sent by registered mail, with return receipt or acknowledgment of receipt requested, and that proper insurance be obtained.

     Neither the Offeror nor the Depositary shall be under any duty to give any notice of any defect or irregularity with respect to any deposit, nor shall any of them incur any liability for failure to give any such notification. The Offeror's interpretation of the terms and conditions of the Offer will be binding.

     Persons whose Iceberg Shares are registered in the name of a nominee must contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing Iceberg
Shares.

     By executing the Letter of Acceptance and Transmittal the Iceberg Shareholder revokes any proxy, power or authority previously granted with respect to the Iceberg Shares deposited thereby, and irrevocably appoints the Offeror as its agent, attorney, attorney-in-fact and proxy with respect to such Iceberg Shares and any dividend, distribution or payment declared, made or paid by Iceberg after the date of the Offer, including the exercise of all rights and the execution and delivery of a proxy with respect to such Iceberg Shares, dividends, distributions or payments.

     The delivery of Iceberg Shares pursuant to the procedures described above will constitute a binding agreement between the delivering Iceberg Shareholder and the Offeror upon the terms and subject to the conditions of the Offer.


5. Extension and Variation of the Offer

     Unless extended, the Offer is open for acceptance at the place of deposit specified in the Letter of Acceptance and Transmittal until, but not after, the Expiry Time.

     The Offeror reserves the right, in its sole discretion, at any time and from time to time during the Offer Period or otherwise as permitted by law, to extend the Offer Period or to vary the Offer by giving written or other notice to the Depositary. Where all the terms and conditions of the Offer have been complied with or waived by the Offeror, the Offer will not be extended unless the Offeror first takes up and pays for all Iceberg Shares deposited pursuant to the Offer and not withdrawn at that date. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary.

     During any such extension or in the event of any variation, all Iceberg Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof. An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under
Section 6 hereof.


6. Conditions of the Offer

     Notwithstanding any other provision of the Offer, the Offeror shall have the right to terminate or withdraw the Offer, and shall not be required to take up and accept for payment, or pay for, any Iceberg Shares deposited under the Offer, or may delay the acceptance for payment of any Iceberg Shares deposited, if:

     (a) there are not valid deposits of that number of outstanding Iceberg Shares not withdrawn at the Expiry Time that would constitute at least 90% of the issued and outstanding
Iceberg Shares;

     (b) there has been any undisclosed action prior to the date of the Offer or if there is any action subsequent to such date by a person or company, other than the Offeror but including a governmental or regulatory authority, Iceberg and its directors and senior officers, which results in or would, in the opinion of the Offeror, result in a material change in the business, assets, operations, capital or affairs of Iceberg;

     (c) all approvals of or for the completion of the Offer which are necessary or required therefor from any governmental or regulatory agency, board, commission or other body shall not have been obtained or, if obtained, shall not be in full force and effect or any applicable governmental or other waiting period shall not have expired; or

     (d) there shall be threatened, instituted or pending any action or proceeding by or before any court or governmental, administrative or regulatory agency or authority or any other person or tribunal, domestic or foreign, challenging the making of the Offer or the acquisition by the Offeror of any Iceberg Shares, or otherwise directly or indirectly relating to the Offer or, in the sole judgment of the Offeror, otherwise adversely affecting Iceberg or the value of the Iceberg Shares.

     The foregoing conditions are for the benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances or may be waived by the Offeror, in whole or in part, at any time without prejudice to any other rights which the Offeror may have under the Offer. Any determination by the Offeror concerning such conditions shall be final and binding on all parties.

     Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice by the Offeror to the Depositary and shall be communicated by the Depositary as soon as practicable thereafter by notice to Iceberg Shareholders in the manner set forth in Section 11 hereof.

     If the Offer is withdrawn, the Offeror shall not be obligated to take up any Iceberg Shares deposited under the Offer and the Depositary will return all certificates for deposited
Iceberg Shares and Letters of Acceptance and Transmittal to the parties by whom they were deposited.


7. Right to Withdraw Deposited Shares

     Except as provided in this Section, and subject to all applicable laws, all deposits of Iceberg Shares pursuant to the Offer are irrevocable. Iceberg Shares deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing Iceberg Shareholder at any time after forty-five days, if the Iceberg Shares have not been taken up.

     If a notice of change is delivered to Iceberg Shareholders or if there is a variation in the terms of the Offer, deposited Iceberg Shares not taken up by the Offeror at the date the notice of change or variation is mailed, delivered or otherwise properly communicated may be withdrawn at any time before the expiration of the tenth day after the sending of such notice.

     Withdrawals of Iceberg Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the Iceberg Shareholder by whom or on whose behalf such Iceberg Shares were deposited and must be actually received by the Depositary at the office at which such Iceberg Shares were deposited within the time-limits indicated above. A notice of withdrawal must (a) be in writing, including telegraphic communication or notice by electronic means that produces a printed copy, (b) be signed by or on behalf of the person who signed the Letter of Acceptance and Transmittal accompanying the Iceberg Shares which are being withdrawn, and (c) specify such person's name, the number of Iceberg Shares of each class to be withdrawn, the name of the registered holder and the certificate number shown on each certificate evidencing the Iceberg Shares to be withdrawn.

     All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion, and such determination shall be final and binding on all parties.

8. Payment for Deposited Shares Purchased

     Where, after the Expiry Time, all the terms and conditions attaching to the Offer have been complied with or waived by the Offeror, the Offeror will, upon the terms and subject to the conditions of the Offer, as soon as practicable after the Expiry Time and in any event within the period required by any applicable legislation, take up and pay for all of the Iceberg Shares validly deposited pursuant to the Offer and not withdrawn. The Offeror will accept deposited Iceberg Shares for purchase by giving written notice to the Depositary.

     The Depositary will act as the agent of persons who have deposited Iceberg Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons. Unless otherwise directed in the Letter of Acceptance and Transmittal, the shares of the Offeror will be issued in the name of the registered holder of the Iceberg Shares deposited.

9. Mail Service Interruption

     Notwithstanding the provisions of the Offer or of the Letter of Acceptance and Transmittal, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to share certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Iceberg Shares were deposited, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed.


10. Dividends and Distributions

     If, on or after the date of this Offer and before the Offeror takes up the Iceberg Shares, Iceberg should split, combine or otherwise change any of the Iceberg Shares or its capitalization, or shall disclose that it has taken any such action or shall have taken any steps in pursuance of such action, then the Offeror may, in its sole discretion, make such adjustments as it deems appropriate to reflect such split, combination or other change in the purchase price and the other terms of this Offer.

     Iceberg Shares acquired pursuant to this Offer shall be acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of this Offer on or in respect of the Iceberg Shares. If, on or after the date of this Offer, Iceberg should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Iceberg Shares, payable or distributable to holders of Iceberg Shares of record on a date prior to the transfer of Iceberg Shares accepted for purchase pursuant to this Offer to the name of the Offeror or its nominee or transferee on the transfer records, then such non-cash dividend, distribution, payment, right or other interest will be received and held by the depositing holder of Iceberg Shares for the account of the Offeror.


11. Notice

     Any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Iceberg Shareholders if it is mailed by first class mail to the registered holders of Iceberg Shares at their respective addresses as shown on the share register of Iceberg and will be deemed to have been received on the fifth Business Day following mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Iceberg Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to use reasonable efforts to disseminate the notice by other means, such as publication.

     Upon receipt of Notice from the Offeror that 90% of Iceberg Shareholders have accepted the Offer, the Offeror shall issue such number of shares as is sufficient to satisfy the Offer requirements and shall thereupon deposit such shares with the Depositary to be exchanged for the Iceberg Shares and delivered to the Iceberg Shareholders. The Offeror will make settlement by causing the Depositary to deliver to each holder of Iceberg Shares who accepts the Offer certificates for shares of the Offeror. Unless otherwise directed in the respective Letter of Acceptance and Transmittal, the certificate for the shares of the Offeror will be issued in the name of each holder of Iceberg Shares deposited hereunder and such certificate will be forwarded by mail to such holder at the address of such holder as shown on the share register for the Iceberg Shares. Delivery of any share certificates mailed as aforesaid shall be deemed to have been made at the time of mailing, subject to the provisions of Section 9, "Mail Service Interruption".


12. Fractional Shares

     No fractional shares of the Offeror will be issued under the terms of the Offer and no cash payment will be made in lieu thereof.


13. Other Terms

     The Offeror shall, in its discretion, be entitled to make a final and binding determination of all questions relating to the validity of any acceptance of the Offer and to any withdrawals of Iceberg Shares including, without limitation, the validity, form, eligibility and time of receipt of any deposit of Iceberg Shares made or notice of withdrawal of Iceberg Shares given hereunder. The Offeror reserves the right to waive any defect or irregularity in the deposit of any Iceberg Shares. There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in any acceptance or notice of withdrawal and no liability shall be incurred by either of them for failure to give any such notification.

     No broker, investment dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Offeror. No broker, investment dealer or other person shall be deemed to be the agent of the Offeror, any of its affiliates, or the Depositary for the purposes of the Offer.

     The Offer and the agreement resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Newfoundland and the laws of Canada applicable therein.


     Dated this 3rd day of May, 1999.


Icecap Equity Inc.                      D.V. Holdings, Inc.

Per:  /s/ Paul Benson                   Per:  /s/ Roy Pockett
     President                               President


                        OFFERING CIRCULAR

     This Bid Offering Circular (the " Circular") is furnished in connection with the Offer (the "Offer") dated May 3, 1999, made by Icecap Equity Inc. and D.V. Holdings, Inc. (together, the "Offeror") to purchase all of the issued and outstanding common shares (the "Iceberg Shares") of Iceberg Industries Corporation ("Iceberg"), on the terms and subject to the conditions thereof. Shareholders are referred to the accompanying Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. The terms and conditions of the Offer are incorporated into and form part of this Circular, and the Offer, the Circular and the Letter of Acceptance and Transmittal together constitute the Offeror's offer for the Iceberg Shares. Defined terms used in the Offer are used herein with the same meaning unless the context otherwise requires.

     The information concerning Iceberg contained in the Offer and the Circular has been provided to the Offeror by Iceberg. Although the Offeror has no knowledge that would indicate that any statements contained herein which are taken from or based upon such documents and records or other information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents and records or for any failure by Iceberg to disclose events unknown to the Offeror which may have occurred or which may affect the significance or accuracy of any such information which are unknown to the Offeror.

The Offeror

     This Offer is being made jointly by Icecap Equity Inc. and D.V. Holdings, Inc.

     D.V. Holdings, Inc. was incorporated under the laws of the State of Nevada. Upon the successful completion and closing of this Offer, the name of D.V. Holdings, Inc. shall be changed to Iceberg Corporation of America and the board of directors of D.
V. Holdings, Inc. shall be the same as the current board of directors of Iceberg - Paul Benson, Ronald Stamp, Lewis Stoyles and Maurice Murphy (for further particulars, see "Management Team").

     Icecap Equity Inc. was incorporated under the laws of the Province of Newfoundland on May 3, 1999. The sole officer and director of Icecap Equity Inc. is Paul Benson, the President and
Chief Executive Officer of Iceberg.

     To date, neither company has engaged in any activities other than those incidental to its organization and the making of the Offer.


Share Capital of the Offeror

     D. V. Holdings, Inc.: The share capital consists of an authorized capital of 25,000,000 common shares (the "D.V.
Shares") 3,000,000 of which are outstanding as at the date hereof, and a special class of voting shares to be issued to a trustee on behalf of the holders of Preferred Exchangeable Shares of Icecap Equity Inc., as defined hereinafter.

     Icecap Equity Inc.: The share capital consists of an authorized capital of an unlimited number of common shares, (the
"Icecap Common Shares") and an unlimited number of preferred exchangeable shares issuable in series (the "Icecap Preferred
Exchange Shares"). A summary of the  terms of the Icecap
Preferred Exchangeable Shares follows:

     Dividend rights: any dividends paid will be equivalent to dividends paid on the D.V. Shares.

     Direct Voting Rights: One vote per Icecap Preferred
Exchangeable Share.

     Retraction/Redemption Rights: The Icecap Preferred
Exchangeable Shares are redeemable at the option of Icecap Equity
Inc. and retractable at the option of the holder upon delivery of one D.V. Share.

     Liquidation Entitlement: Icecap Preferred Exchangeable Share holders are entitled to be paid, upon any liquidation of the assets of Icecap Equity Inc. , an amount of money equivalent to the amount that would be received per D.V. Share on a liquidation of D.V. Holdings, Inc.

     Anti-dilution: The Icecap Preferred Exchangeable Shares contain anti-dilution provisions to keep such shares pari passu with any changes involving D.V. Shares, such as reorganizations or stock splits.

     In addition to the foregoing, the Icecap Preferred
Exchangeable Shares are subject to certain collateral contractual arrangements as follows:

     Voting Rights in D.V. Holdings, Inc.: D.V. Holdings, Inc. will issue special voting shares to a trustee (the "D.V. Trust Shares"). The terms of the trust shall be contained in a trust indenture which will provide as follows: (i) the number of D.V. Trust Shares shall be equal to the number of Icecap Preferred Exchangeable Shares; (ii) the voting rights of the D.V. Trust Shares shall be equal and equivalent to the voting rights attached to the D.V. Shares; (iii) the trustee shall vote the D.V. Trust Shares as directed by the holders of the Icecap Preferred Exchangeable Shares; and (iv) as each Icecap Preferred Exchangeable Share is exchanged for a D.V. Share, the corresponding equivalent D.V. Trust Share shall be cancelled.

     Put Rights: The holders of Icecap Preferred Exchangeable
Shares may require those shares to be acquired by D.V. Holdings, Inc. in exchange for an equal number of D.V. Shares.


Share Capital of Iceberg

     The share capital consists of an authorized capital of an unlimited number of common shares. As of April 29, 1999, approximately 2,960,546 Shares were outstanding.


Iceberg Industries Corporation

     Iceberg (also called "the Company") was incorporated under the Act on July 22, 1996.

     Iceberg's research and development efforts have positioned it as the world's first commercial supplier of a family of products which utilize water obtained from icebergs as the core ingredient. These "bergs", up to one hundred and fifty thousand years in age, yield a pristine source of natural drinking water. Protected from man and our polluted planet, it represents a unique category of drinking water. This is what separates Iceberg from the pack: pre-civilization, pre-pollution, quality water. All Iceberg products are positioned in niche markets at the premium end of the price and quality spectrum. Marketing programs rely upon the powerful, pristine and emotive images of icebergs.

     General information on icebergs. Almost the entire extent of Greenland is covered by a huge glacial blanket over 700,000 square miles in area and more than 9,000 feet in maximum thickness. Icebergs are created where the glaciers meet the sea. Icebergs spend nearly three years at sea in the freezing Arctic waters of the North Atlantic before they arrive off the coast of Newfoundland and Labrador. This annual migration of thousands of icebergs to the rugged coastline of Newfoundland can pose a serious threat to ships. Countless ships and lives have been lost to these "phantoms of the north". Every year thousands of tourists flock to the rugged shores of Newfoundland and Labrador to witness one of nature's truly magnificent marvels, the migration of ancient icebergs. These massive white giants evoke powerful images and are unique to this geographic region. The continuing interest in the Titanic has helped reinforce consumer awareness and respect for these floating fresh water sanctuaries. Icebergs start their three year journey to the coastline of Newfoundland from Greenland. Extensive records exist on iceberg prevalence throughout the season, dating back many years. These are compiled by the International Ice Patrol, an organization
formed shortly after the sinking of the  Titanic in 1912.   The
data provides a level of comfort that icebergs will be readily available. The International Ice Patrol reports the number of observed icebergs that drift south of the 48th parallel North, a point that crosses the northernmost tip of the Avalon Peninsula on the Northeast coast of Newfoundland. From 1983-1994 an average of 312 icebergs were sighted. More importantly, for the period 1990-1995, iceberg conditions were much more severe, with an average of 876 spotted per year. In some years more than 1,500 have been observed. A single iceberg can weigh millions of metric tonnes. Iceberg's targeted harvest represents a very small portion of this. The purity and quality of the iceberg water has been verified by independent laboratory analysis.

     Harvesting Icebergs. Iceberg was the first and is currently the only holder of a permit to harvest icebergs under the Government of Newfoundland and Labrador's water use policy. The technology for harvesting icebergs is unique to the Company. Large icebergs fracture or "calve" into smaller pieces. Once the bergs have calved to a manageable size, the Company's harvesting process can begin. With the use of an ocean-going tug, an ice harvesting vessel fully equipped for harvesting and processing is carefully positioned alongside a suitable iceberg. Using a crane and hydraulic grapple, ice is retrieved, crushed, and deposited into a sterile melting tank. When full, the harvesting vessel is towed to the production facility in Trepassey, Newfoundland and the water is transferred into a land storage system.

     Bottling of "Iceberg Water" is conducted at the Company's plant in Trepassey. Expansion and renovations are currently underway and, when completed in the early spring of 1999, will add to the existing production facilities an additional 6,400 square feet. Vodka production has been sub-contracted to a highly regarded manufacturing company with a number of production locations and its own international sales force.

     Market Positioning. Iceberg has created a new sector in the beverage industry. All products will be positioned at the premium end of the price and quality spectrums. Management believes that the Company's products, being unique and authentic, have many marketing advantages., It is critical to adopt this "premium" positioning strategy given the incremental harvesting, transport and processing costs relative to more conventional beverage producers.

     Industry Information. The bottled water industry has experienced tremendous growth over the last decade due to two major trends: rising concern about the safety of tap water and a general shift in the beverage market toward healthier, low calorie, non-alcoholic products. This trend continues. The North American bottled water market is currently a $4 billion market and, with an annual growth rate of 10%, is the fastest growing segment of the beverage industry. Management believes that the market in North America is still far from saturated as domestic per capita consumption of bottled water is still only a fraction of European consumption. The industry is also extremely fragmented with the top 10 brands accounting for only 40% of total industry sales. Industry analysts predict that bottled water sales in the United States will reach $ 5 billion by the year 2000. The United Kingdom and other European Union countries are also major consumers of bottled water, with per capita consumption in such countries as Germany, France and Italy being five to six times higher than that in Canada. Further market opportunities exist in Japan and other Asian countries. At the same time, the bottled water industry is highly competitive. There are hundreds of water bottlers, many of which operate on a regional basis due to relatively high transport costs. For a major portion of the market, competition on price is important. However, there are products positioned at the high end of the market that successfully receive a price premium. "Iceberg Water" is positioned here, as an ultra premium product, capitalizing on its ability to provide the unique experience of drinking pure water from icebergs hundreds of thousands of years old. It is promoted as an affordable treat.

     Branding. Iceberg is committed to building brand equity.
The product family will carry a common brand name - "BOREALIS". This helps support the cold, northern image and mystique surrounding the products. The word "ICEBERG" will play prominently in the name, used as a descriptive term for all products. As the Company grows from what was once a small regional operation to a national and international player, the focus on brand equity will be further enhanced. Private label production is also possible for selected customers, with a further opportunity to build brand equity. To date water has been produced for Canadian Pacific Hotels, with the "BOREALIS" trade name retained. Product has also been produced for Loblaw's and, although this was done under the President's Choice banner, it helped create awareness of the availability of iceberg water. Iceberg's initial family of products are:

*    bottled iceberg water
*    iceberg vodka
*    iceberg beer
*    crushed iceberg ice, and
*    bottled natural spring water

New and exciting additions to the product line are currently in the planning process, including "ice tea" and other products that use water as a foundation, such as cosmetics.

Borealis Iceberg Water is a unique experience to be enjoyed and savoured. Taste tests have determined that iceberg water has the softest, most natural taste of any bottled water on the market.

Borealis Iceberg Vodka is an ultra-smooth, four column distilled spirit. Iceberg water is used in both the distillation and blending processes.

Borealis Iceberg Beer is craft brewed in small batches for superior quality and consistency at a highly regarded Atlantic
Canada brewery.

Borealis Iceberg Ice has a number of unique features that create exceptional promotional opportunities. When added to beverages, it fizzles and crackles, releasing ancient, pure air from tiny air pockets trapped under pressure in the ice.

Target Markets and Distribution. The initial marketing thrust has been in Canada and the United States. The United Kingdom is an additional key market. Thus far, marketing efforts have utilized established beverage marketing companies within these regions. The intention of the Company is to utilize these companies' expertise as well as take advantage of existing shelf space made available through these companies. Negotiations have been completed (denoted by *) or are in the advanced stages with the following key distributors:

     Company                       Country
     Loblaw Brands*                Canada & USA
     Andres Wines*                 Canada
     Reid Distributors*            Canada (Ottawa)
     T. McConnell*                 Canada (Ontario)
     R.F. Cream Inc*.              Canada (Quebec)
     Brookfield Dairies*           Canada (Newfoundland)
     Coca-Cola*                    Canada (Newfoundland)
     Nash Distributors             USA (New Jersey)
     Better Beverage Importers     USA (all States)
     AMIA International Corp       USA & Europe
     Intrac Group                  USA (All States)
     Desert Eagle Distributors     USA (2 States)
     GDH Consultants               Asia

     Promotion. The Company has focused on public relations as a major contributor to the awareness of Iceberg products. Press coverage on the Company and its activities has been favourable. It is the intention of the Company to take advantage of this situation as much as possible in order to capitalize on the editorial pieces and free press made available to the Company. This will be supplemented by expenditures on promotional materials as well as participation with distributors in joint promotional activities. Management believes that such activities as being the "official water" of the 1998 Canadian Commonwealth Games Team have tremendous ongoing promotional value.

      Raw Material Transport. Water will be primarily transported to the plant using an ice harvesting vessel. Some road transport using tanker trucks is also anticipated during the harvesting season and for transportation to producers of beer and vodka. The Company has used a combination of its own tanker and a leased tanker to date. It intends to acquire several additional tanker trailers to eliminate the need for leased units. This will give the Company complete control over the material put into the tankers. Hauling of these will be contracted to independent truckers. Commercial carriers will be used for longer distances. An option also exists to transport water in portable storage bags in a regular transport trailer. These can be employed for transporting bulk water over long distances. Raw material for ice production will be transported and stored in insulated containers with plastic liners. These containers each hold approximately .5 metric tonnes. The Company will have to purchase its own containers in order to maintain product integrity and to ensure an adequate supply. When offloaded from the barge or vessel at other than the processing location, these containers can be loaded into transport trailers for transportation to the processing facility.

     Production. It is not desirable for the Company to make the significant investment required to have all the required production capabilities in-house. The basic philosophy will be to make a series of strategic contractor arrangements for its products, other than water production. The Company's Trepassey plant has been bottling natural spring water since 1992. Trepassey is located 140 km south of the capital city of St. John's. The plant is also used to bottle the Iceberg Water. An expansion underway with an anticipated completion in or about June 1999 will add an additional 6,400 square feet, more than doubling the size of the plant. This is required to meet the demand for Iceberg Water and to accommodate the growing local demand for spring water. Within the limited confines of the existing plant processing area some equipment enhancements were initiated in the Spring of 1998. Additional enhancements will coincide with the plant expansion in order to meet growth in sales volume, enhance efficiencies, adhere to the rigid quality standards of the International Bottled Water Association and to reduce product costs. An investment of approximately $1.5 million will bring the plant up to the required standard.

     Iceberg Vodka - A packaging arrangement has been negotiated for the production of vodka with Andres Wines at their Truro, Nova Scotia facility. The Company will transport iceberg water to the distiller for blending with spirits and bottling under the Company's label.


     Iceberg Beer - Excess capacity exists in the brewing industry. Arrangements have been made with Moosehead Breweries in Saint John, New Brunswick to produce an iceberg beer product. The Company will deliver iceberg water to Moosehead for the brewing and bottling of beer for national and international markets.

     Iceberg Ice - There are many dormant and under-utilized seafood processing facilities on the coast of Newfoundland.
These contain a variety of receiving, weighing, conveying, sorting, processing and packaging equipment and cold storage areas. With minimal modification these are well suited to the requirements for processing ice. The front-end of the production set-up is similar to that required for melting. The ice is dumped into a hopper and fed to an ice crusher. From here the crushed ice is automatically "screened" to remove small pieces unsuitable for an ice product. These smaller particles are retrieved for melting. The pieces suitable for an ice product fall onto a flat grading conveyor. Any large or otherwise unsuitable pieces are removed. The balance continue to the end of the belt to an automatic packaging machine. After being filled the container is appropriately sealed and placed into cold storage.

     Management Team. The Company has assembled a strong management team that is focused on the ability to produce large volumes of high quality products for distribution around the world. The principal management personnel bring a broad range of experience in the food and beverage sector, including research and development, production and international marketing expertise. The management team of the Company consists of the following individuals:

Paul Benson - President and Chief Executive Officer
Lewis Stoyles - Vice President and Chief Financial Officer
Ronald Stamp - Vice President, Marketing and Sales
Maurice Murphy - Vice President, Operations
Vernon Matheson - Plant Manager
Steven Daw - Controllor
Gary Walsh - Manager of Accounting / Purchasing

Paul Benson, President and C.E.O. - Mr. Benson has served in senior management positions with national and local multi-unit organizations, including Mac's Convenience Stores. He founded Newfoundland's first independent retail gasoline operation and co-founded a Newfoundland based advertising and marketing firm. He is a co-founder of the Company, and a founder of Newfoundland's first and largest bottled water operation, since amalgamated with the Company. Mr. Benson is a graduate of Memorial University in St. John's and has served as an officer in the Canadian Navy.

Ronald Stamp, Vice President, Marketing and Sales - Mr. Stamp has over 20 years of experience in sales, marketing and public relations in the food and beverage industry in Canada, the United
States and the Caribbean. He is a co-founder of the Company, and has overall responsibility for sales and marketing.

Maurice Murphy, P. Eng., Vice President Operations - Mr. Murphy is a registered professional engineer and possesses a Third Class Power Certificate of Competency. Mr. Murphy has had over 20 years experience in the food and beverage industry in Newfoundland in senior management positions. These positions all involved responsibility for capital and operational budgets for these facilities, as well as overall responsibility for maintenance and engineering departments. Mr. Murphy assumes similar responsibilities in both plant and harvesting operations at Iceberg.

Vernon Matheson, Plant Manager - Mr. Matheson has 20 years of plant managerial experience in the food and beverage industry in Atlantic Canada, including bottled water production. He has been highly successful in all aspects of improving plant operations and overseeing significant plant expansions. Mr. Matheson is responsible for day-today operation of the plant and for production scheduling.

Lewis Stoyles, FCA, CMC, Vice President and C.F.O. - Mr. Stoyles is a member of the Canadian Institute of Chartered Accountants and a fellow of the Newfoundland Institute of Chartered Accountants. In addition, Mr. Stoyles is a certified management consultant. Mr. Stoyles brings over 30 years experience in accounting, auditing and financial management to his position. Mr. Stoyles has worked for 20 years in various industries including manufacturing and distribution of food products, trucking and aviation transport operations. He was managing partner of the Coopers and Lybrand, St. John's office for 6 years. Mr. Stoyles is responsible for all the financial affairs the Company.

Steven Daw, Controller - Mr. Daw brings 23 years experience in accounting, management and ownership positions in retail oil and gas, automotive, management services and business consulting. He has a wide range of experience in day-to-day cash management, financial reporting, human resources and information technology. Mr. Daw has overall responsibility for all accounting and administrative personnel, as well as for cash flow management, forecasting and financial statement preparation.

Gary Walsh, CGA, Manager of Accounting/Purchasing - Mr. Walsh brings over 8 years experience in a manufacturing environment where he focused on materials management, production scheduling and maintenance scheduling. Mr. Walsh received his Certified General Accountant's designation in 1998 and recently completed an assignment as a tax auditor with the Newfoundland provincial government. Mr. Walsh is responsible for all raw materials purchasing, finished goods storage and logistics.

     Employees. Supplementing the management team is a dedicated group of individuals involved in the task of ice harvesting production and marketing. Total peak staffing of 30 in 1998 will grow to 40 in 1999, with continued growth in step with additional volume anticipated. The Company has received government funding in the form of a non-repayable grant to offset the cost of new employees.

     Financial Requirements. The Company requires significant additional funding to finance its working capital needs, facility upgrading, and capital equipment acquisition. To date, with the Company's approach of utilizing existing facilities and subcontracting production for three of its products, it has been possible to keep investment requirements to a reasonable level. Access to government support in the form of no and low-interest loans, capital grants and tax holidays has also been beneficial. More detail is contained in the Financial Statements of the Company attached hereto.

Risk Factors

      Market Risk. There has been significant and substantial interest in the iceberg product line. However, as with any market there are uncertainties, including:

     - These are relatively new products. There is a risk that consumer acceptance or ongoing interest may not be widespread as expected.

     -    These are premium products that demand a high price.
There is a danger of price resistance.

     Harvesting Risk. The data indicates that availability of ice will not be a problem. However, the data does not indicate the proximity of icebergs to the shore. To safely and cost-effectively harvest icebergs they must be close to shore, in areas offering some protection from the open sea. The reported length of the season can also be misleading. Icebergs may be present but they must also be in a suitable location and breaking up in order to be harvested. The data does not provide that information. The Company has relied on subcontracted vessels to assist in harvesting its ice supply. There is always a risk of default or non-performance.

     Processing Risk. The extent of raw material handling before final production poses an element of risk. The Company's Quality Assurance/Quality Control (QA/QC) Manager has developed and monitors QA/QC procedures and ensures adherence to raw material and finished product specifications. Regular lab analysis is conducted at all stages in the process. The Company is moving to implement a HACCP system and is pursuing ISO 9000 certification. As a member of the International Bottled Water Association it also has access to technical resources and is subject to an annual independent audit.

     Financial Risk. The projections contained in the Company's business plan are based on a combination of best estimates and actual data for both sales values and volumes, product costs and overheads. Some of these elements can be more accurately projected than others.


Tax Considerations

     Certain shareholders accepting the Offer may make an election which will affect the income tax consequences of the transaction for them. See "Canadian Federal Income Tax
Considerations" in this Circular.


Basis of the Offer

     The basis of the Offer is one and seven-tenths Icecap Preferred Exchangeable Shares or, at the option of a holder who is a non-resident of Canada, one and seven-tenths D.V. Shares (together, the "Shares of the Offeror") for each one Iceberg Share.


Ownership of and Trading in Securities of Iceberg

     D.V. Holdings, Inc. does not beneficially own, directly or indirectly, or exercise control or direction over, any Iceberg Shares and no director or senior officer of D.V. Holdings, Inc. and, to the knowledge of the Offeror after reasonable inquiry, no associate of any director or senior officer of D.V. Holdings, Inc. (except as set forth below), no person or company holding more than 10% of any class of the shares of D.V. Holdings Inc., no associate or affiliate of D.V. Holdings, Inc. and no person acting jointly or in concert with D.V. Holdings, Inc. beneficially owns or exercises control or direction over any securities of Iceberg.

     There are no commitments of the Offeror , any director or officer of the Offeror, or anyone else acting jointly or in concert with any person owning more than 10% of the common stock of the Offeror, or anyone else acting jointly or in concert with the Offeror or of any of the persons or companies referred to in the preceding paragraphs to acquire Iceberg Shares, except as provided in the Offer.


Restrictions on the sale of the common shares of D.V. Holdings, Inc. being acquired by holders of Iceberg Shares

     The D.V. Shares and the D.V. Trust Shares have been issued pursuant to an exemption from the registration requirements under the United States Securities Act of 1933, as amended. The D.V. Shares and the D.V. Trust Shares are deemed to be "restricted securities" as that term is defined in the Securities Act of 1933, as amended.

     Rule 144, promulgated under the Securities Act of 1933, as amended, provides for a holding period of restricted securities. In general, a minimum of one year must elapse between the date of the acquisition of the securities and any resale of the securities. In addition, current public information must be available about D.V. Holdings, Inc. unless sales are limited to those sales made after two years. Under Rule 144 as currently in effect, a person who has beneficially owned their restricted shares for at least one year (including the holding period of any prior owner) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common shares then outstanding, or
(ii) the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Such form is available from a broker-dealer. Further, all sales must be made in broker's transactions as defined under the Securities Act of 1933, as amended, or a transaction directly with a "market maker." The restrictions applicable to officers and directors, deemed to be affiliates, are more restrictive.


Share Trading in the United States Generally

     When the shares of D.V. Holdings, Inc. become eligible to be sold by a holder thereof (see paragraph immediately above), shareholders should be aware that the price that they may be able to obtain therefor may fluctuate greatly. For instance, the market price of the common shares could be subject to significant fluctuations in response to various factors and events that are beyond the control of a company or its management, including, among other things, the liquidity of the market, quarterly variations in actual or anticipated operating results, quote rates, changes in estimates by an analyst, market conditions in the industry in which a company competes, announcements by competitors, regulatory actions and general economic conditions. In addition, the stock market has from time to time experienced significant price and value fluctuations that have affected the market price of stock in all companies, and which may be unrelated to the operating performance of particular companies. Furthermore, as no active market for the common shares of the Offeror has developed, future sales of substantial amounts of common shares in the public market could adversely affect market prices prevailing from time to time. Accordingly, future sales of substantial amounts of common shares of the Offeror in the public market after the lapse of existing resale restrictions could adversely affect the prevailing market price.


Dividend Policy

     Management expects that any profits generated from the operations of Iceberg will be reinvested in its business and, accordingly, no dividends are expected to be declared on the Icecap Preferred Exchangeable Shares or the D. V. Shares in the foreseeable future.


Business Relationship Between the Offeror and Iceberg

     There is no business relationship between the Offeror and Iceberg, except for the transactions contemplated herein.


Arrangements Between the Offeror and Directors or Senior Officers or Shareholders of Iceberg

     There are no arrangements or agreements between the Offeror and any of the directors or officers or shareholders of Iceberg, except agreements relating to their continued employment and their employment terms with Iceberg, such agreements being in conformance with usual market terms.


Material Changes in the Affairs of Iceberg

     Except as disclosed herein, at the date hereof, the Offeror is not aware of any information which indicates that any material change has occurred in the affairs of Iceberg since the date of the last published financial statements of Iceberg, being the audited financial statements of Iceberg for the period ended December 31, 1998.

     Except as disclosed herein, the Offeror has no knowledge of any material facts concerning the securities of Iceberg or other material facts that have not previously been generally disclosed and which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.


Investment Eligibility

     Under the Regulations to the Income Tax Act (Canada) (the "Tax Act") a share of the capital of a corporation is a qualified investment for a trust governed by a registered retirement savings plan or a registered retirement income fund if at the time the share is acquired by the trust or at the end of the last taxation year of the corporation ending before that time, the corporation is a "small business corporation" and immediately after the time the share was acquired, the annuitant under the plan or fund was not a connected shareholder of the corporation. Based and relying upon certain factual representations made to counsel by an officer of Iceberg, in the opinion of Macleod Dixon, special tax counsel to the Offeror, Iceberg was at the end of its last taxation year, and will be at the time of the closing of the exchange of Iceberg Shares under the Offer, a small business corporation. Icecap Equity Inc. will also be a small business corporation at the time that the Icecap Preferred Exchangeable Shares are issued, provided that: (i) Icecap Equity Inc. is not controlled by non-residents of Canada; and (ii) all or substantially all of its assets are the Iceberg Shares.

     Based upon and subject to the foregoing, in the opinion of Macleod Dixon, the Icecap Preferred Exchangeable Shares acquired under the Offer will generally be qualified investments for trusts governed by registered retirement savings plans and registered retirement income funds under the Tax Act, provided that (i) the annuitants of such plans or funds are not "connected shareholders" of Iceberg at the time that the Icecap Preferred Exchangeable Shares are issued; (ii) Iceberg is connected with Icecap Equity Inc. at the time that the Icecap Preferred Exchangeable Shares are issued; (iii) the exchanged Iceberg Shares were qualified investments for the trust immediately before the exchange; (iv) neither D.V. Holdings, Inc. nor any other person or persons who are not residents of Canada will own or be entitled contingently or otherwise to acquire shares of Icecap Equity Inc. representing in the aggregate more than 50% of the voting rights of all the issued shares of Icecap Equity Inc. For this purpose, a connected shareholder includes any person who either alone or together with non-arm's length parties owns, directly or indirectly (including for this purpose certain rights to acquire shares), 10% or more of the shares of any class of Iceberg, Icecap Equity Inc. or of any other related corporation, including certain shares owned by trusts or partnerships of which any such person is a member or beneficiary, including the trusts governed by registered retirement savings plans or registered retirement income funds, unless the aggregate cost amount of the shares or rights so owned is less than $25,000. In this regard, where reliance has been placed on the $25,000 limitation, consideration should be given to making an election or elections, including by such trusts, under Section 85 of the Tax Act to ensure that the aggregate cost amount of the relevant Icecap Preferred Exchangeable Shares does not exceed $25,000. Provided that Icecap Equity Inc.'s taxation year end for the year of the exchange is December 31, 1999, the deadline for such an election will likely be March 30, 2000. In the absence of such an election, the cost amount of such shares would be equal to their fair market value at the time they are issued. The Put Rights and Voting Rights in D.V. Holdings, Inc. and the D.V. Shares will not be qualified investments for trusts governed by registered retirement savings plans and registered retirement income funds. No material adverse consequences should arise, provided that (i) the value of such rights is not material on the date such rights are issued; (ii) such rights are not disposed of otherwise than as a result of an exercise of the Put Rights; and (iii) the D.V. Shares are disposed of immediately following their acquisition for proceeds of disposition equal to their fair market value, such that no gain or loss arises.

     The Icecap Preferred Exchangeable Shares will be considered to be foreign property because they will not be listed on a prescribed stock exchange and will be exchangeable for property that is foreign property (i.e. the D.V. Shares). Because the Icecap Preferred Exchangeable Shares will be issued in exchange for Iceberg Shares and Icecap Equity Inc. will acquire control of Iceberg, there will be a 24 month "grace period" before the cost amount of such shares will, in effect, be included in determining the cost amount to the trust of its foreign property for the purposes of the special tax under Part XI of the Tax Act on excess foreign property holdings.


Canadian Federal Income Tax Considerations

     In the opinion of Macleod Dixon, special tax counsel to the Offeror, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a holder of Iceberg Shares (a "Shareholder") who disposes of Iceberg Shares pursuant to the Offer. This summary is generally applicable to a Shareholder who, for purposes of the Tax Act, holds the Iceberg Shares (and will hold Icecap Preferred Exchangeable Shares or D.V. Shares) as capital property and deals at arm's length with Iceberg, Icecap Equity Inc. and D.V. Holdings, Inc. Iceberg Shares, Icecap Preferred Exchangeable Shares and D.V. Shares will generally constitute capital property to a Shareholder unless the Shareholder is a trader or dealer in respect of such shares, has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade or is a financial institution subject to the "market-to-market" rules within the meaning of the Tax Act.

     Certain Shareholders resident in Canada for the purposes of the Tax Act whose Iceberg Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have them treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act.
Such an election would not, however affect the characterization of (i) any D.V. Shares; or (ii) where an election is made by the Shareholder under section 85 of the Tax Act, the Icecap Preferred Exchangeable Shares.

     Shareholders in respect of whom D.V. Holdings Inc. is a foreign affiliate under the Tax Act should consult their own advisors with respect to the special rules under the Tax Act in respect of the ownership and disposition of the D.V. Shares. Generally, D.V. Holdings, Inc. will not be a foreign affiliate of a Shareholder provided that the Shareholder and persons not dealing at arm's length with the Shareholder do not directly or indirectly own at least 10% of the issued shares of any class of D.V. Holdings, Inc.

     This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all proposed amendments thereto publicly announced by the Minister of Finance prior to the date hereof and the current published administrative and assessing practices of Revenue Canada. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may vary significantly from those discussed herein.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Iceberg Shares having regard to their own particular circumstances.


Residents of Canada

     The following portion of this summary is applicable to Shareholders who, for purposes of the Tax Act (and any applicable tax treaty), are resident in Canada at all relevant times.

     Exchange of Iceberg Shares

     A Shareholder who exchanges the Shareholder's Iceberg Shares for Icecap Preferred Exchangeable Shares and does not make an election under section 85 of the Tax Act as described below will have proceeds of disposition of those Iceberg Shares equal to the fair market value of the consideration received. The consideration received will include both the Icecap Preferred Exchangeable Shares and the associated Put Rights and Voting Rights in D.V. Holdings, Inc. Such a Shareholder will realize a capital gain or loss equal to the amount, if any, by which the proceeds of disposition of the Iceberg Shares, net of any reasonable costs of disposition, exceed or are exceeded by the Shareholder's adjusted cost base of such shares. Such Shareholder's cost of the consideration received on the exchange will be equal to its fair market value.

     The amount of a capital loss realized by a corporate Shareholder may be reduced by the dividends received or deemed to have been received by it on the Iceberg Shares, to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Iceberg Shares.

     A Shareholder who exchanges all or a portion of the Shareholder's Iceberg Shares for Icecap Preferred Exchangeable Shares will be entitled to make a joint election with Icecap Equity Inc. under section 85 of the Tax Act in respect of the disposition. By making such an election, a Shareholder may be entitled to defer the recognition of all or a portion of any taxable capital gain arising on the exchange, as discussed in more detail below.

     Three-quarters of any capital gain (a "taxable capital gain") arising on the exchange of Iceberg Shares must be included in the Shareholder's income for the taxation year in which the exchange occurs. Subject to certain specific rules contained in the Tax Act, three-quarters of any capital loss (an "allowable capital loss") may be deducted against any taxable capital gains realized by the Shareholder in the taxation year in which the exchange occurs, in any of the three preceding taxation years or in any subsequent taxation year.

     In the case of a Shareholder that is an individual, a cumulative lifetime exemption of up to $500,000 in respect of certain capital gains may be available. The eligible capital gains include gains arising on the disposition of shares that are qualifying small business corporation shares ("QSBC Shares").
The Iceberg Shares may be QSBC Shares for a particular Shareholder provided that (i) the shares have been held throughout the last 24 months only by the Shareholder or a person that is related to the Shareholder; and (ii) certain other conditions are met. In view of the complexity of these conditions, certain of which depend on the personal circumstances of the particular individual, individuals should consult their own tax advisors in connection with this exemption.

     Capital gains realized by individuals and certain trusts may be subject to alternative minimum tax, even if the exemption for QSBC Shares applies. A Shareholder that is a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable, a refundable tax of 6 2/3% in respect of certain investment income, including net taxable capital gains.

     Section 85 Elections

     A Shareholder who exchanges the Iceberg Shares for Icecap Preferred Exchangeable Shares may jointly elect with Icecap Equity Inc. under section 85 of the Tax Act and the corresponding provision of any applicable provincial statute to deem the Shareholder's proceeds of disposition to be equal to the amount specified in the election. The amount specified cannot be (i) less than the greater of the Shareholder's adjusted cost base of the Iceberg Shares and the fair market value of the consideration other than Icecap Preferred Exchangeable Shares received by the Shareholder on the exchange ("non-share consideration"); and (ii) more than the aggregate fair market value of the exchanged Iceberg Shares. (In the event of a conflict between these two requirements, the second requirement will govern.) Specified elected amounts which do not otherwise comply with the limitations under the Tax Act will automatically be adjusted
under the Tax Act so that they comply.   For this purpose, the
Put Rights and Voting Rights in D.V. Holdings, Inc. will be non-share consideration. A Shareholder will be required to include in income any resulting taxable capital gain or allowable capital loss in the manner and subject to the rules described above.

     Shareholders who wish to make an election under section 85 of the Tax Act should obtain from a Revenue Canada Tax Services Office two copies of the current election form. It will be the responsibility of each Shareholder who wishes to make a joint election to (i) complete all portions of the election form which are applicable, including the number and adjusted cost base of all the Shareholder's Iceberg Shares and the elected amount, (ii) sign the forms where required, and (iii) forward the signed forms to Icecap Equity Inc. , by the earlier of October 1, 1999 and 30 days before the date on which the election is due to be filed. Provided the completed and signed election forms are forwarded to Icecap Equity Inc. as required above, Icecap Equity Inc. will file the forms with Revenue Canada within the time permitted therefor under the Tax Act. The deadline for filing an election under section 85 of the Tax Act is the earlier of (i) June 30, 2000 (assuming that Icecap Equity Inc.'s taxation year end for the year of the exchange is December 31, 1999) and (ii) the day on or before which the Shareholder is required to file a Canadian federal income tax return for the Shareholder's taxation year in which the exchange occurs (i.e. the deadline will likely be April 30, 2000 for most individuals other than trusts and March 30, 2000 for most trusts other than testamentary trusts).

     Each Shareholder who wishes to make an election under
section 85 of the Tax Act, or under any provincial legislation, should submit the necessary forms to Icecap Equity Inc. as soon as possible and, in any event, by the earlier of October 1, 1999 and 30 days before the date on which the election is due to be filed. Icecap Equity Inc. will not be liable for any late filing penalties or other loss resulting from the late filing of any election form received by Icecap Equity Inc. or from the invalidation of any election form unless such invalidation is solely attributable to any negligent act or omission of Icecap Equity Inc.

     Shareholders should consult with their advisors as to the desirability of making an election to defer all or a portion of the capital gain that would otherwise arise. In the case of Shareholders that are individuals, consideration should be given to the fact that the Iceberg Shares and possibly the Preferred Exchangeable Shares may be QSBC shares, but the D.V. Shares will not be QSBC Shares.


Icecap Preferred Exchangeable Shares

     Dividends

     A Shareholder of Icecap Preferred Exchangeable Shares that is an individual will be required to include in income dividends received or deemed to be received on the Icecap Preferred Exchangeable Shares, subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations.

     Dividends received or deemed to be received on the Icecap Preferred Exchangeable Shares by a Shareholder that is a corporation must be included in the Shareholder's income, but will generally be deductible in computing its taxable income. A Shareholder that is a "private corporation" (as defined in the Tax Act), or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, may be liable under
Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Icecap Preferred Exchangeable Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

     Dividends or deemed dividends on the Icecap Preferred
Exchangeable Shares that are deductible by a corporate
Shareholder in computing its taxable income will not be subject to the 10% tax under Part IV.1 of the Tax Act which is applicable to certain dividends on taxable preferred shares (other than short term preferred shares).

          Disposition

          A Shareholder of Icecap Preferred Exchangeable Shares will normally realize a capital gain (or a capital loss) on the disposition or deemed disposition of such shares (other than a retraction, redemption or other disposition to Icecap Equity Inc. ) to the extent that the Shareholder's proceeds of disposition of such Icecap Preferred Exchangeable Shares, net of any reasonable costs of disposition, exceed (or are exceeded by) the aggregate of the Shareholder's adjusted cost base of the Icecap Preferred
Exchangeable Shares immediately before the disposition.   Where
the disposition of the Icecap Preferred Exchangeable Shares occurs pursuant to the exercise of the Put Rights, the Shareholder's proceeds of disposition of the Icecap Preferred Exchangeable Shares would be equal to the fair market value of the D.V. Shares received on the exchange, minus the cost to the Shareholder of the Put Rights and the Put Rights are deemed not to have been disposed of.

     Where a Shareholder makes a joint election under section 85 of the Tax Act in respect of an exchange of Iceberg Shares for Icecap Preferred Exchangeable Shares, as described above, the cost to the Shareholder of the Icecap Preferred Exchangeable Shares will equal the amount so elected less the aggregate fair market value of any non-share consideration received (i.e. the related Put Rights and Voting Rights in D.V. Holdings, Inc.).

     Where a Shareholder does not make a joint election under
section 85 of the Tax Act, the cost to the Shareholder of the Icecap Preferred Exchangeable Shares will equal the fair market value of such Icecap Preferred Exchangeable Shares at the time such shares are issued minus the fair market value of the non-share consideration received.

          Redemption or Retraction

          On the redemption or retraction (collectively referred to as a "redemption") of an Icecap Preferred Exchangeable Share by a Shareholder who does not exercise the associated Put Rights and Voting Rights in D.V. Holdings, Inc., the Shareholder will be deemed to have received a dividend equal to the amount (if any) by which the amount received on the redemption exceeds the paid-up capital of such Icecap Preferred Exchangeable Share. In the case of a Shareholder that is a corporation, in some circumstances the amount of any deemed dividend may be characterized pursuant to subsection 55(2) of the Tax Act as proceeds of disposition rather than as a deemed dividend, for purposes of calculating a capital gain on the retraction.
Subject to such possible characterization, a deemed dividend arising on the redemption of an Icecap Preferred Exchangeable Share is subject to the tax treatment accorded to dividends on the Icecap Preferred Exchangeable Share described above. In addition to this deemed dividend, the Shareholder of the Icecap Preferred Exchangeable Shares may also realize a capital gain (or a capital loss) on the redemption equal to the amount by which the Shareholder's proceeds of disposition for the Icecap Preferred Exchangeable Share, less the amount of any dividend deemed to have been received by the Shareholder (described above) and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Icecap Preferred Exchangeable Share to the Shareholder.

     The amount of a capital loss realized by a corporate Shareholder may be reduced by the dividends received or deemed to have been received by it on the Icecap Preferred Exchangeable Shares, to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Icecap Preferred Exchangeable Shares.

     The paid-up capital of an Icecap Preferred Exchangeable Share being redeemed will be determined by dividing the paid-up capital for the entire class of the Icecap Preferred Exchangeable Shares by the number of such shares outstanding immediately before the retraction. Generally, the paid-up capital of the entire class at any time will reflect the consideration for which the shares of the class were previously issued. In particular, where a Shareholder makes an election under section 85 of the Act in respect of the exchange of Iceberg Shares, the amount added to the paid-up capital of the class on the issue to that Shareholder of the Icecap Preferred Exchangeable Shares may not exceed the elected amount minus the fair market value of the non-share consideration. Because of the averaging involved in the determination of paid-up capital, the limitation in respect of the amount that may be added to paid-up capital on the issue of Icecap Preferred Exchangeable Shares to a particular Shareholder will be relevant in determining the paid-up capital of all outstanding Icecap Preferred Exchangeable Shares.

     Because the tax consequences of a retraction are materially different from those arising on a disposition to D.V. Holdings, Inc., a Shareholder who is considering such a retraction should consider and consult with the Shareholder's tax advisor concerning the alternative of exercising the associated Put Rights, rather than retracting the Icecap Preferred Exchangeable Shares. Similarly, where Icecap Equity Inc. gives notice of a proposed redemption of such shares, Shareholders should consider exercising their Put Rights in D.V. Holdings, Inc. prior to the effective date of the redemption.


     D.V. Holdings, Inc. Common Shares

          Dividends

          A holder of D.V. Shares will be required to include in income dividends received or deemed to be received on the D.V. Shares. In the case of an individual the gross up and credit rules will not apply. In the case of a corporation the amount of the dividend will not be deductible in computing taxable income.

          Disposition

          On a disposition of D.V. Shares by a Shareholder, a capital gain or loss may arise. Such gain or loss would generally be determined and treated in the same manner as a capital gain or loss on a disposition (other than a retraction) of the Icecap Preferred Exchangeable Shares.


Non-Residents of Canada

     This portion of the summary is applicable to Iceberg Share holders who are neither resident, nor deemed to be resident, in Canada for purposes of the Tax Act or any applicable tax treaty, who will not use or hold or be deemed to use or hold the Icecap Preferred Exchangeable Shares or the D.V. Shares in the course of carrying on a business in Canada and who do not carry on an insurance business in Canada (a "Non-Resident Holder").

     Exchange of Iceberg Shares under the Offer

     As the Iceberg Shares are taxable Canadian property of a Non-Resident Holder, a Non-Resident Holder is liable, subject to relief under an applicable tax treaty, for Canadian tax on any taxable capital gain that arises on an exchange of the Iceberg Shares under the Offer and must file a Canadian income tax return in respect thereof. In particular, provided that the value of the Iceberg Shares is not primarily attributable to real property situated in Canada, the Canada-U.S. Income Tax Convention would provide relief in respect of such a capital gain for a resident of the United States.

     A Non-Resident Holder who exchanges an Iceberg Share under the Offer will realize a taxable capital gain or allowable capital loss, calculated in the same manner as described above for residents of Canada. A Non-Resident Holder is entitled to make a joint election under section 85 of the Tax Act in respect of an exchange of Iceberg Shares for Icecap Preferred Exchangeable Shares (but not in respect of an exchange of Iceberg Shares for D.V. Shares) in the same manner as an Iceberg Shareholder who is a resident of Canada. Generally, from a Canadian income tax perspective, a Non-Resident Holder that is entitled to tax treaty protection in respect of any capital gain on the Iceberg Shares should exchange such shares for D.V. Shares rather than Icecap Preferred Exchangeable Shares and in such a case, there would be no need for, or ability to make, a section 85 election. For Non-Resident Holders that wish to make such an election, reference should be made to the portion of the summary relating to residents of Canada that deals with such an election.

     A Non-Resident Holder is required to notify Revenue Canada of a disposition, or proposed disposition, of the Iceberg Shares and apply for a certificate in respect of the disposition. If the required certificate is not received, Icecap Equity Inc. must withhold 33 1/3 % of its cost and remit it to Revenue Canada on account of any tax liability of the Non-Resident Holder in respect of the disposition. Iceberg is willing to assist Non-Resident Holders in making such notification and application. Where a Non-Resident Holder who has elected to receive Icecap Preferred Exchangeable Shares also wishes to make an election under section 85 of the Tax Act, Revenue Canada will normally require that such an election be made concurrently with the application for the certificate.

     Preferred Exchangeable Shares

          Dividends

          Dividends or deemed dividends in respect of the Icecap Preferred Exchangeable Shares paid or credited to a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at the rate of 25%, subject to reduction under an applicable tax treaty. For holders who are resident in the United States for the purposes of the Canada-U.S. Income Tax Convention, the treaty-reduced rate is generally 15%.

          Disposition

          A Non-Resident Holder will be liable, subject to relief under an applicable tax treaty, for Canadian tax on any taxable capital gain that arises on a disposition of the Icecap Preferred Exchangeable Shares and must file a Canadian income tax return in
respect thereof.   The amount of any taxable capital gain or
allowable capital loss will generally be calculated in the same manner as described above for residents of Canada. The notification and certificate procedure referred to above in respect of the Iceberg Shares will also apply to the Icecap Preferred Exchangeable Shares.

     Redemption or Retraction

     On the redemption or retraction (collectively referred to as a "redemption") of an Icecap Preferred Exchangeable Share held by a Non-Resident Holder, the Non-Resident Holder will be deemed to have received a dividend equal to the amount (if any) by which the amount received on the redemption exceeds the paid-up capital of such Icecap Preferred Exchangeable Share. Reference should be made to the discussion of the determination of paid-up capital above in connection with residents of Canada. This deemed dividend will be subject to Canadian withholding tax as described above. The Non-Resident Holder may also realize a capital gain (or a capital loss) equal to the amount by which the holder's proceeds of disposition for the Icecap Preferred Exchangeable Share, less the amount of any dividend deemed to have been received by the holder (described above) and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Icecap Preferred Exchangeable Share to the Non-Resident Holder. Any capital gain so realized will be subject to tax under the Tax Act, subject to relief under an applicable tax treaty.

     Because the tax consequences of a retraction are materially different from those arising on a disposition to D.V. Holdings, a Non-Resident Holder who is considering such a retraction should consider and consult with the Non-Resident Holder's tax advisor concerning the alternative of exercising the associated Put Rights, rather than retracting the Icecap Preferred Exchangeable Shares. Similarly, where Icecap Equity Inc. gives notice of a proposed redemption of such shares, Non-Resident Holders of Icecap Preferred Exchangeable Shares should consider exercising their associated Put Rights prior to the effective date of the redemption.

     D.V. Shares

     A Non-Resident Holder will not be subject to tax under the Tax Act in respect of gains or losses arising on the disposition of a D.V. Share or in respect of dividends received on such share. The notification and certificate procedure referred to above in respect of the Iceberg Shares will not apply to the D.V. Shares because they will not be taxable Canadian property under the Tax Act for a non-resident Holder.


Expenses of the Offer

The expenses relating to the Offer, including financial advisory fees, depositary, printing, accounting and legal expenses will be paid by Iceberg.


Depositary

The Offeror has appointed Smyth Woodland & Del Rizzo, Barristers and Solicitors, to act as Depositary for the receipt of certificates in respect of Shares and related Letters of Acceptance and Transmittal deposited under the Offer and for the payment of the purchase price for Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive no compensation from the Offeror for its depository services in connection with the Offer but will be indemnified against certain liabilities, including liabilities under securities laws.


Statutory Rights

     Securities legislation in certain of the provinces and territories of Canada provides Iceberg Shareholders in addition to any other rights they may have at law, with rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time-limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

     For example, the Securities Act (Newfoundland) provides, in effect, that a shareholder/offeree whose last address as shown on the books of the company is in Newfoundland and who is a party to a contract resulting from a take-over has, subject to the limitations set forth in the said Act, a right to rescind the contract if the offering circular received by the offeree, as of the date of receipt, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make any statement contained therein not misleading in light of the circumstances in which it was made, but any action to enforce this right may not be commenced after the expiration of the time limits set forth in such Act. The right of rescission or damages is in addition to and without derogation from any other rights an offeree may have at law.

     The foregoing is a summary only and is subject to the express provisions of the applicable legislation, including section 131 of the Securities Act (Newfoundland), which confer remedies for misrepresentation. Shareholders resident in other provinces or territories should refer to corresponding provisions of securities legislation of such Shareholders' province or territory for the particulars of these rights or consult with a lawyer.


Approval and Certificate

     The contents of the Offer and the Offering Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the Board of Directors of Icecap Equity Inc. and D. V. Holdings, Inc.

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Iceberg Shares.


     DATED: May 3, 1999.

Icecap Equity Inc.                 D. V. Holdings, Inc.

Per:  /s/ Paul Benson              Per:  /s/ Roy Pockett
     President                          President

     Exhibit 10.7 - Notice of Change in Purchase Offer for
                    Securities of Iceberg Industries


This document is important and requires your immediate attention.
If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, legal or other professional advisor.


                        NOTICE OF CHANGE
                             of the
                           FORMAL OFFER
          by Icecap Equity Inc. and D. V. Holdings, Inc.
                      to purchase all of the
                   outstanding Common Shares of
                  Iceberg Industries Corporation


On May 3, 1999, Icecap Equity Inc. and D.V. Holdings, Inc. (collectively referred to herein as the "Offerors") made an offer to purchase all of the outstanding common shares of Iceberg Industries Corporation on the basis of one and seven-tenths Preferred Exchangeable Shares of Icecap Equity Inc. for each one common share of Iceberg Industries Corporation or, at the option of the holder of the common shares of Iceberg Industries Corporation who is a non-resident of Canada, one and seven-tenths common shares of D.V. Holdings, Inc. for each one common share of Iceberg Industries Corporation (the "Offer").

The Offerors are hereby adding to the Offering Circular by providing supplementary information to the shareholders of Iceberg Industries Corporation as required by the Securities Act, Revised Statutes of Newfoundland 1990, Chap. S-13, as amended, (the "Securities Act") and pursuant to an Order of the Director of Securities dated May 28, 1999 and made pursuant to section 105 of the Securities Act, a copy of which Order is annexed hereto.

Particulars of Change:

The particulars of change are as set forth in the List of Supplementary Information and Directors Circular, both of which documents are annexed hereto.

Other Terms and Conditions:

Except as provided for in this Notice of Change, the terms and conditions of the Offer shall remain in full force and effect, unamended.

Statutory Rights:

Securities legislation in certain of the provinces and territories of Canada provides securityholders of Iceberg Industries Corporation with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.


                     APPROVAL AND CERTIFICATE

The contents of this Notice of Change have been approved and the publication, sending, communication or delivery thereof to shareholders has been authorized by the Board of Directors of the Offerors. The Offer and Offering Circular and this Notice of Change contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares.


DATED this 31st of May, 1999.


Icecap Equity Inc.                 D. V. Holdings, Inc.


Per:  /s/ Paul Benson              Per:  /s/ Roy Pockett
      President                          President

     Exhibit 10.8 - Hong Kong Bank Loan Agreement, with
                    guarantees


Hongkong Bank of Canada

GUARANTEE (For use in all Provinces except Quebec)

1.   To Hongkong Bank of Canada

In consideration of Hongkong Bank of Canada (herein called the "Bank") dealing with

                  Iceberg Industries Corporation

(herein called the "Customer") and one dollar and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby jointly and severally unconditionally guarantees) payment to the Bank of all present and future debts and liabilities direct or indirect, absolute or contingent, now or at any time and from time to time hereafter due or owing to the Bank from or by the Customer whether as principal or surety, and whether incurred by the Customer alone or jointly With any other Corporation, person or persons, or otherwise howsoever together with all costs, charges and expenses (including legal fees on a solicitor and client basis) incurred by the Bank, the receiver, receiver-manager or agent of the Customer, or the agent of the Bank in the perfection and enforcement of this Guarantee and of any security held by the Bank in respect of such indebtedness, obligations, liabilities, expenses and interest.

Provided that no sum in excess of $ 249,900.00 and interest thereon as herein provided calculated from the date demand is made under this Guarantee and accruing both before and after judgment (the "Limited Amount"), shall be recoverable from the undersigned hereunder.

[For an obligation which is payable only in a currency other than Canadian currency express the Limited Amount in the foreign currency.]

Provided that if this Guarantee is expressed to be made in respect of a Limited Amount, the undersigned shall, in addition to the Limited Amount be liable for all amounts received by the undersigned as trustee for the Bank in accordance with paragraphs 12 or 17 and all costs, charges and expenses (including legal fees on a solicitor and client basis) incurred by the Bank, its receiver, its receiver-manager or agent of the Customer or the agent of the Bank in the perfection and enforcement of this Guarantee

And the undersigned and each of them (if more than one) hereby jointly and severally agree with the Bank as follows:

1. The sum collectible by the Bank under this Guarantee shall include interest accruing on the debt owed by the Customer to the Bank at the respective rates of interest Applicable to the Various obligations of the Customer which constitute the Customer's debts and liabilities to the Bank. Where the Customer is liable to the Bank for interest calculated at more than one rate then the particular rate of interest charged on a particular obligation shall continue to apply hereunder in respect of such obligation both before and after default and before and after judgment.

2. Every certificate issued under the hand of the Manager or Acting Manager of the Bank at the branch where the Customer's account is kept, purporting to show the amount at any particular time due and payable to the Bank and covered by this Guarantee, shall be received as conclusive evidence against the undersigned that such amount is at such time due and payable to the Bank and is covered hereby.

3. If this Guarantee is expressed to be made in respect of a Limited Amount and the Limited Amount in the aggregate of the obligations of the Customer, then a certificate by the Manager or Acting Manager of the branch of the Bank where the Customer's account is kept shall be conclusive as to which of the obligations of the Customer are being allocated for collection under this Guarantee and the rate or rates of interest applicable.

4. If the Customer is a corporation, no change in the name, objects, capital stock or constitution of the Customer shall in any way affect the liability of the undersigned, either with respect to transactions occurring before or after any such change, and this Guarantee shall extend to all debts and liabilities to the Bank of the person or corporation who or which assumes the obligations of the Customer in whole or in part in whatsoever manner including, without limitation, by amalgamation with the Customer.

5. The Bank shall not be obliged to inquire into the powers of the Customer or any of its directors or other agents acting or purporting to act on its behalf, and moneys, advances, renewals or credits in fact borrowed or obtained from the Bank in exercise of such powers shall be deemed to form part of the debts and liabilities hereby guaranteed, notwithstanding that such borrowing or obtaining of moneys, advances, renewals or credits is in excess of the powers of the Customer or of its directors or other agents, or is in any way irregular or, defective or informal.

6. If the Customer is a partnership, no change in the name of the Customer's firm or in the membership of the Customer's firm through the death, retirement or introduction of one or more partners or otherwise, or by the disposition of the Customer's business in whole or in part, shall in any way affect the liability of the undersigned, either with respect to transactions occurring before or after any such change, and this Guarantee shall extend to all debts and liabilities to the Bank of the person or corporation who or which assumes the obligations of the Customer in whole or in part in whatsoever manner.

7. The Bank, without exonerating in whole or in part the undersigned, may grant time, renewals, extensions, indulgences releases and discharges to, may take securities from and give the same and any or all existing securities up to, may abstain from taking securities from, or from perfecting securities of, may cease or refrain from giving credit or making loans or advances to, may accept compositions from and may otherwise deal with the Customer and all other persons including the undersigned and any other guarantor) and securities, as the Bank may see fit, and all dividends, compositions, and moneys received by the Bank from the Customer or from any other persons or estates capable of being applied by the Bank in reduction of the debts and liabilities hereby guaranteed, shall be regarded for all purposes as payments in gross. No loss of or in respect of the securities received by the customer or others, whether occasioned by the fault of the Bank or otherwise, shall in any way limit or lessen the liability of the undersigned under this guarantee. Until all indebtedness of the Customer to the Bank has been paid in full, the undersigned shall not have any right of subrogation to the Bank or to the securities held by the Bank and its Guarantee shall not be diminished or affected on account of any act or failure to act on the part of the Bank which would prevent subrogation front operating in favor of the undersigned. The Bank shall be entitled to prove against the estate of the Customer upon any insolvency or winding-up in respect of the whole of said debts and liabilities; and the undersigned shall have no right to be subrogated to the Bank or to the securities held by the Bank until the Bank has received payment in full of its claim with interest.

8. The Bank, in its sole discretion and as the Bank sees fit, without in any way prejudicing or affecting the rights of the Bank hereunder, may appropriate any moneys received to any portion of the debts and liabilities hereby guaranteed, whether then due or to become due, and may revoke or alter any such appropriation.

9. This shall be a continuing guarantee, and shall cover and secure any ultimate balance owing to the Bank, but the Bank shall not be obliged to enforce its rights against the Customer or other persons or the securities it may hold before being entitled to payment front the undersigned of all and every of the debts and liabilities hereby guaranteed: Provided always that the undersigned may determine his or her or their further liability under this continuing guarantee by 90 days' notice in writing to be given to the Bank, and the liability hereunder of the undersigned shall continue until the expiration of 90 days after the giving of such notice, notwithstanding the death or insanity of the undersigned, and after the expiry of such notice (lie undersigned shall remain liable under this Guarantee in respect of any sum or sums of money owing to the Bank as aforesaid on the date such notice expired and also in respect of any contingent or future liabilities incurred to or by the Bank on or before such date but maturing thereafter, but in the event of the determination of this Guarantee as to one or more of the undersigned it shall remain a continuing guarantee as to the other or others of the undersigned.

10. Notwithstanding the provisions of any statute relating to the rate of interest payable by debtors, this Guarantee shall remain in full force and effect whatever the rate of interest received or demanded by the Bank.

11. The undersigned hereby grants to the Bank the right to set off against any and all accounts, credits or balances maintained by the undersigned with the Bank, the aggregate amount of any and all undersigned hereunder if and shall become due and payable.

12. All debts and liabilities present and future of the Customer to the undersigned are hereby assigned to the Bank and postponed to the present and future debts and liabilities of the Customer to the Bank and all moneys received by the undersigned front the Customer shall be received in trust for the Bank and forthwith upon receipt shall be paid over to the Bank until the Customer's indebtedness to the Bank is fully paid and satisfied; all without prejudice to or without in anyway limiting or lessening the liability of the undersigned to the Bank whether this Guarantee is expressed to be made in respect of a Limited Amount or otherwise.

13. The Bank shall not be obliged to give the undersigned notice of default by the Customer, and upon any default by the Customer the undersigned shall be held bound directly to the Bank as principal debtor in respect of the payment of the amounts hereby guaranteed.

14. No suit based on this Guarantee shall be instituted until demand for payment has been made. Any notice, demand or court process may be served by the Bank on the undersigned or his or her or their legal personal representatives either personally or by posting the same by ordinary mail postage prepaid, in all envelope addressed to the address of the party to be served last known to the Bank, and the notice or demand so sent shall be deemed to be served on the day following that on which it is mailed.

15. This Guarantee shall be operative and binding upon every signatory of notwithstanding the non-execution hereof by any other proposed signatory or signatories, and the undersigned acknowledges that this Guarantee has been delivered free of any conditions and that no statements, representations, agreements, collateral agreements or promises have been made to or with the undersigned affecting or limiting the liability of the undersigned under this Guarantee or inducing the undersigned to grant this Guarantee except as specifically contained herein in writing, all agree that this Guarantee is in addition to and not in substitution for any other guarantees held or which may hereafter be held by the Bank.

16. No alteration or waiver of this Guarantee or of any of its terms, provisions or conditions shall be binding on the Bank unless made in writing under the signature of either the President or one of the Vice-Presidents of the Bank.

17. The undersigned shall file all claims against the Customer in any bankruptcy or other proceedings in which the filing of claims is required by law or upon any indebtedness of the Customer to the undersigned and will assign to the Bank all of the undersigned's rights thereunder. In all such cases, whether an administration, bankruptcy, or otherwise, the person or persons authorized to pay such claims shall pay to the Bank the full amount payable on the claim in the proceeding before making any payment to the undersigned; all without in any way limiting or lessening the liability of the undersigned to the Bank whether this Guarantee is expressed to be made in respect of a Limited Amount or otherwise. All moneys received by the undersigned in all such cases shall be received in trust for the Bank and Forthwith upon receipt shall be paid over to the Bank until the Customer's indebtedness is fully paid and satisfied. To the fullest extent necessary for the purposes of this paragraph 17 the undersigned hereby assigns to the Bank all the undersigned's rights to any payments or distributions to which the undersigned otherwise would be entitled.

18. In this Guarantee, any word importing the singular number shall include the plural, and without restricting the generality of the foregoing, where there is more than one undersigned any reference to the undersigned refers to each and every one of the undersigned, and any word importing a person shall include a corporation, partnership and any other entity.

19. If this Guarantee is executed by more than one party, the liability of each of the undersigned hereunder shall be joint and several.

20. This Guarantee shall extend to and enure to the benefit of the successors and assigns of the Bank, and shall be binding upon the Undersigned and the respective heirs, executors, administrators, successors and assigns of each of the undersigned.

21. No invalidity, irregularity or unenforceability by reason of any bankruptcy or similar law or any law or order of any government or agency thereof purporting to reduce, amend or otherwise affect the liability of the Customer to the Bank or of any security therefor, shall affect, impair or be a defense to this Guarantee. If one or mole of the provisions contained herein shall be invalid, illegal or unenforceable in any respect, such provision shall be deemed to be severable and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

22. With respect to any portion of the indebtedness secured hereby which is payable in a currency other than Canadian currency (the "Foreign Currency Obligation"), the following provisions shall apply:

     (a) Payment hereunder with respect to the Foreign Currency Obligation shall all be made in immediately available funds in lawful money of the jurisdiction in the currency of which the Foreign Currency Obligation is payable (the "Foreign Currency") in such form as shall be customary at the time of payment for settlement of international payments in Vancouver, British Columbia without set-off, compensation or counterclaim and free and clear of and without deduction for any and all present and future taxes, levies, imposts, deductions, charges and withholdings with respect thereto.

     (b) The undersigned shall hold the Bank harmless from any loss incurred by the Bank arising from any change in the value of Canadian currency in relation to the Foreign Currency between the date the Foreign Currency Obligation becomes due and the date of payment thereof.

     (c) If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in the Foreign Currency into Canadian funds ("Canadian dollars"), the rate of exchange used shall be that at which in accordance with normal banking procedures the Bank could purchase the Foreign Currency with Canadian dollars on the business day preceding that on which final judgment is given.

     The obligation of the undersigned in respect of any Foreign Currency Obligation due by it to the Bank hereunder shall, notwithstanding any judgment in Canadian dollars, be discharged only to the extent that on the business day following receipt by the Bank of any sum adjudged to be so due in Canadian dollars the Bank may in accordance with normal banking procedures purchase the Foreign Currency with Canadian dollars; if the amount of the Foreign Currency so purchased it less than the sum originally due to the Bank in the Foreign Currency the undersigned agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Bank against such loss and if the Foreign Currency purchased exceeds the sum originally due to the Bank in the Foreign Currency the Bank agrees to remit such excess to the undersigned to the extent the undersigned Is entitled thereto.

23. All the rights, powers and remedies of the Bank hereunder and under any other agreement now or at any time hereafter in force between the Bank and the undersigned shall be cumulative and shall be in addition to and not in substitution for all rights, powers and remedies of the Bank at law or in equity.

24. The undersigned by its signature of this Guarantee on the one hand and the Bank by making this Guarantee available to the, undersigned on the other hand acknowledge having expressly required it to be drawn up in the English language. La sosignee par sa signature de ce cautionnement d'une part et la Banque en mettant ledit cautionnement A sa disposition d'autre part, reconaissent avoir expressenment exige qu'il soit redige en language anglaise.

25. This Guarantee shall be construed in accordance with the laws of the Province of Newfoundland and shall be deemed to have been made in such Province and, to be performed there, and the Courts of such Province shall have jurisdiction over all disputes which may arise under this Guarantee, provided that nothing herein contained shall prevent the Bank from proceeding at its election against the undersigned in the courts of any other province or country.

     If the undersigned becomes resident outside the Province referred to in this paragraph 25 then the undersigned hereby submits to the jurisdiction of the courts of competent jurisdiction of the Province referred to in this paragraph 25 in respect of any proceeding hereon. Service of any process upon the undersigned may be made by ordinary mail in an envelope addressed to the following address:

          447 Kenmount Road
          St Johns, Newfoundland

     or in any other manner permitted by law.

26. Each of the undersigned hereby acknowledges that he or she has read the contents of this Guarantee and understands that the signing of this Guarantee Involves joint and several financial responsibility on the part of the undersigned.

Given under seal at St. Johns, Newfoundland, this 8th day of May, 1998.

/s/ Millenium Holdings Corporation

     Exhibit 10.9 - Permit to Harvest Icebergs, granted by
                    government of Newfoundland and Labrador



                          GOVERNMENT OF
                    NEWFOUNDLAND AND LABRADOR

Department of Environment and Labour
Water Resources Management Division

                                                    June 25, 1999
Mr. Lewis W. Stoyles, FCA, CMC
Vice President, Finance
Iceberg Industries Corporation
16 Forest Road, Suite 200
P.O. Box 8251
St. John's, NF A1B3N4

Dear Mr. Stoyles:

Re:  Notification of Acceptance and Reporting for Water Use
     Authorization No. WUA-99-010-Water Bottling from Harvesting
     Icebergs

     The Water Use Authorization No. WUA-99-010 is not valid unless Iceberg Industries Corporation completes and returns the Notification of Acceptance of Water Use Authorization to the Water Rights Section of this Department within thirty (30) days of receipt. Also, your Corporation must promptly continue its reporting on iceberg harvesting related activities and shall abide by the terms and conditions of the said Authorization.

     Thank you for your anticipated cooperation.


                              Yours very truly,


                              /s/
                              A.K. Abdel-Razek, Ph.D., P.Eng.
                              Manager, Water Rights Section

                          GOVERNMENT OF
                    NEWFOUNDLAND AND LABRADOR

               Department of Environment and Labour
                     WATER USE AUTHORIZATION

Pursuant to the Environment Act

Date:     June 17, 1999                      No:  WUA  99-010
                                             File:   516

Holder:   Iceberg Industries Corporation
          16 Forest Road, Suite 200
          P.O. Box 8251
          St. John's, NF A1B 3N4

Attention:     Mr. Lewis W. Stoyles, FCA, CMC, Vice-President,
               Finance

Re:            Water Use from Harvesting Icebergs


     Authorization is hereby given to Iceberg Industries Corporation "the Holder" to harvest icebergs within the jurisdiction of the Province for the purpose of obtaining water from these icebergs and the water so obtained may be used to produce bottled water, vodka, beer, and other finished water based products which may be sold to consumers in and outside the Province, in reference to the application dated April 19, 1999.

     This Authorization does not release the Holder from the obligation to obtain appropriate approvals, permits or licences from other concerned federal, provincial, and municipal agencies.

     This Authorization is subject to the terms and conditions, reservations, exceptions, and provisions stated herein and the Environment Act. Appendices A and B (attached) form part and parcel of this Authorization.

     Failure to comply with the terms and conditions, reservations, exceptions, and provisions set out herein will render this Authorization null and void, place the Holder and/or its agent(s) in violation of the Environment Act, and make the Holder responsible for any remedial measures which may be prescribed by the Department of Environment and Labour.


                                   /s/
                                MINISTER

     Exhibit 10.10 - Distribution Agreement with Transtrade
                     International

                            AGREEMENT


This agreement entered into this 16th day of August, 1999 by and between "ICEBERG INDUSTRIES CORPORATION", hereinafter called the SUPPLIER and "TRANSTRADE INTERNATIONAL, INC." hereinafter called
MC (Export Management Co.).

Witnesseth:

Whereas, EMC believes it can adequately sell and distribute the products of the SUPPLIER in the territories of the world hereinafter set forth, these products at the present time specifically include the SUPPLIERS line of ICEBERG WATER, SPRING WATER, BEER AND ICEBERG VODKA, both branded and private label. Private label product will exempt sales to President's Choice International.

Whereas, the SUPPLIER desires to sell their products in the territories hereinafter set forth and represents itself to be capable of delivery to the EMC quantities of the products according to terms, delivery times, conditions and prices set forth hereafter.

Now, therefore, in consideration of the above and each and all of the terms and provisions hereinafter contained, it is agreed as follows:

1. SUPPLIER grants EMC authority to appoint representatives or distributors for the sale of their products in the foreign territory, but such representative-distributors shall be subject to all limitations of the EMC set forth herein and will require SUPPLIER'S approval of appointment.

2. EMC shall have the exclusive right to sell SUPPLIER'S products to international markets, hereinafter referred to as the foreign territory and as shown in Schedule A. SUPPLIER may authorize EMC to sell to domestic accounts by separate letter of appointment.

3. EMC agrees not to sell or cause to be delivered any of SUPPLIER'S products within the United States, except for export to foreign territory.

4. SUPPLIER agrees that all inquiries, orders, communications and leads of any kind, referring to sales to be made directly or indirectly, to or for the foreign territory shall be immediately referred by the SUPPLIER to the EMC.

5. SUPPLIER agrees to supply EMC with sufficient samples, catalogues, price lists, technical data, etc. which are required to suitably promote their products in the area covered by this agreement.

6. EMC agrees to pay all the costs involved in converting domestic labels, literature, and packaging to different wording and language including private labeled products with SUPPLIER'S approval.

7. SUPPLIER'S selling price to EMC will be the lowest price offered domestically or internationally less ten (10%) percent.
Terms are 3%10, net 30. Sales to President's Choice will be exempt from these price points.

8. SUPPLIER'S selling price to EMC is F.O.B. SUPPLIER'S warehouse.

9. SUPPLIER shall not be liable for any additional forwarding freight charges, fees, or expenses related to export shipments.

10. EMC assumes full responsibility for arranging and scheduling all forwarding freight carriers related to picking up shipments from SUPPLIER.

11. EMC agrees to place orders with SUPPLIER by written purchase order or facsimile transmittal.

12. SUPPLIER agrees to furnish EMC a shipping date within three
(3) working days after receipt of order for EMC to facilitate forwarding arrangements.

13. EMC assumes full credit responsibility on all orders submitted by EMC to SUPPLIER or on orders received by the SUPPLIER and approved by EMC in writing. EMC may extend to the customers whatever terms of payment, which at EMC's discretion, are necessary and advisable to obtain orders. SUPPLIER shall not be liable for, nor bear any of the costs of financing or granting of extended terms of payment to any such customers.

14. In addition to acting as an independent export management company, EMC will be responsible for the preparation of all documentation relating to export shipments, including consular papers, customs declaration, ocean bills of lading and airway bills of lading, pro-forma invoices, etc. EMC will also be responsible for air freight and marine insurance, overseas billing and collection, staff travel, overseas postage, communication charges, and any other routine matters related to foreign trade not otherwise agreed upon herein.

15. SUPPLIER shall have the right to increase prices at their own discretion, so long as consistent with the price changes in the domestic market. However, SUPPLIER shall, before such increased prices become effective, give to EMC a minimum of 60 days notice of proposed price increase, or when applicable, notice of availability of new products or modifications of existing products and prices. Such notices shall be sent by facsimile or registered mail, return receipt requested. Where firm quotations have been given by EMC and accepted by EMC's customers subject to the above and where EMC has firm order, but where the necessary export formalities (such as obtaining of the import license, opening of letter credit, etc.) have not been completed, the order will be honored at quoted price for a period up to 60 days from date of quotation.

16. SUPPLER shall have the right to delete products, modify product labels, formulations and packaging at their own discretion. However, SUPPLIER will notify EMC in writing of any changes to label, package size, and formulations thirty (30) days prior to shipping any orders which EMC has entered with SUPPLIER.

17. SUPPLIER agrees within reasonable limits to extend to export sales the same warranty covering their merchandise as is extended in the domestic market.

18. SUPPLIER agrees that EMC has exclusive power to represent the SUPPLIER in all licensing agreements in the areas covered by this agreement and agrees to refer all inquiries regarding such licensing agreements to EMC. SUPPLER will retain final approval on any negotiations for licensing rights.

19. SUPPLIER and all subsidiary companies' Trademarks are the exclusive property of SUPPLIER.

20. This agreement shall remain in effect for an initial period of Eighteenth 8) months from the date of signing SUPPLIER agrees to automatically renew this agreement if EMC purchases are equal to ten (10 of SUPPLIER'S U.S. revenues during the Eighteen (18) months of the product line offered by SUPPLIER. After the eighteen (18) month period, the exclusivity shall be automatically renewed if EMC has an annual sales increase of Fifteen (15%) percent for the first annual period, and Ten (10%) percent on subsequent annual periods of four: (4) years.

Annual purchases for purposes of meeting the annual percentage increases will be based on the first period (18 months) of purchases required under this agreement. The purchase requirements will have as a base number those purchases required for the eighteen (18) month period and subsequent purchase quotas will not be affected by purchases which exceed the minimum requirements for the 18 month period or for any subsequent period when the annual purchases exceed the required percentage increases from year to year. EMC will have a moratorium of one
(1) annual period if purchase increases are no more than ten (10%) percent less than purchase requirements due to territorial currency disaster.

Sales performance requirements will be decreased in equal dollar amount to any product discontinued or eliminated from the product line, based on the amount purchased the previous year. If SUPPLIER adds new products to the line, new purchase performance agreements can be added to this agreement by mutual agreement in writing.

SUPPLIER will notify EMC in writing of any deficiency in meeting purchase performance within ten (10) days after the end of any contract period. EMC will have forty-five (45) days to remedy deficiency.

Should the SUPPLIER not notify EMC within thirty days (30) at the end of any one (1) year period that the annual purchases are not sufficient for renewal, it will be construed as a part of this agreement to mean the latest annual purchases are to be the new base sales figure for the next annual period and subsequent percentages increases for continuing the agreement will be based on the last annual period purchases.

21. This agreement shall supersede all prior agreements, may not be modified except in writing, and shall be construed under the laws of the State of South Carolina.

22. Cancellation may be accomplished by either party giving 90 days written notice to the other, subject to the stipulations in paragraph 20 , above. SUPPLIER agrees to fill all orders from EMC which might be forwarded for 90 days after termination of this agreement should termination take place. In the event of termination by SUPPLIER, EMC shall continue to receive commission for remaining term of any license then in effect or subsequently consummated for which EMC was in negotiation at time of cancellation. However, in this event, EMC will continue to perform all its responsibilities relative to servicing such licenses at the option of licenser.

23. This agreement shall be binding on all successors to the principals named herein.

24. In the event of any dispute hereunder, both parties agree to arbitration in South Carolina under the rules and auspices of the American Arbitration Association.

25. The spirit of this agreement is that the two parties are to cooperate to the fullest extent in furthering their mutual interest.

26. Whenever, by this agreement, any notice shall be required to be given to either party, such notice shall be addressed to such party at the following address, or at such other address as may be provided in the future.

27. This agreement will be non-assignable without prior written approval from either party.

28. In the event SUPPLIER sells its stock or operations, this agreement will be binding to purchaser unless a new mutually agreed contract can be agreed upon.

IN WITNESS WHEREOF the parties hereto have set their hands and seals, executing this document in duplicate this 16th day August
1999.


By  /s/                            By /s/ Paul Benson
    President                             President
    Transtrade International, Inc.        Iceberg Industries
                                          Corporation

                     Schedule A - Territories


Water, Beer and Vodka:

UAE
Bahrain
Israel
Lebanon
Palestine
Italy
Monaco
Bulgaria
Romania
China (Excluding Hong Kong)
Malaysia
S. Korea
All Caribbean Countries (w/Bermuda to Trinidad and including
Puerto Rico and Cuba)

Water Only:

Saudi Arabia
UK
Kuwait
Qatar
Jordan
Oman

Vodka Only:

Australia
New Zealand
Argentina
Brazil
Venezuela
Panama
Mexico

     Exhibit 10.11 - Private Placement Contract under Rule 144A for $1,500,000


                  ICEBERG CORPORATION OF AMERICA


                Private Placement of Common Shares
                               and
                     Share Purchase Warrants
                                to
                         John C. Kleinert


                            Term Sheet


                           July 9, 1999


 ---------------------------------------------------------------

Issuer:             Iceberg Corporation of America (the
                    "Company")


Transaction:        Offering of 600,000 units to John C. Kleinert
                    (the "Investor) at a price of US$2.50 per unit, (the "Units") each of which Units shall consist of the following:

                    1.   One Common Share of the Company;

                    2. Share Purchase Warrant A, which entitles the holder to redeem said Share Purchase Warrant for one Common Share of the Company upon the payment of US$2.50 if redeemed before the expiry date of the said Share Purchase Warrant; and,

                    3. Share Purchase Warrant B, which entitles the holder to redeem said Share Purchase Warrant for one Common Share of the Company upon the payment of US$2.50 if redeemed before the expiry date of the said Share Purchase Warrant.

Amount:             US$1.5 million

Price:              US$2.50 per Unit

Type of
Transaction:        Units are to be sold on a Private Placement
                    basis pursuant to Rule 144A

Conditions:         1.   On July 15, 1999, the Investor shall
                    purchase and the Company shall sell 200,000
                    Units at a price per Unit of US$2.50 by
                    Private Placement, which Units shall consist of the following:

                         *    200,000 Common Shares in the
                              Company, which shall be recorded in
                              the books of the Company as having
                              a price per common share of
                              US$2.50;

                         *    Certificates representing Share
                              Purchase Warrants in two series as
                              follows:

                              (a)  Series A1 Share Purchase
                                   Warrants: convertible to
                                   200,000 common shares of the
                                   Company up to and including
                                   December 15, 2000 at a price
                                   per share of US$2.50, after
                                   which time, if not exercised
                                   by the Investor, such Share
                                   Purchase Warrants will expire,
                                   and,

                              (b)  Series B1 Share Purchase
                                   Warrants: convertible to
                                   200,000 common shares of the
                                   Company up to and including
                                   March 15, 2002, at a price per
                                   share of US$2.50, after which
                                   time, if not exercised by the
                                   Investor, such Share Purchase
                                   Warrants will expire.

                         *    Each Share Purchase Warrant will
                              entitle the Investor to receive,
                              upon exercise and payment of the
                              price per share, one common share
                              in the Company.

                    2.   On August 1, 1999 the Investor shall
                    purchase and the Company shall sell 200,000
                    Units at a price per Unit of US$2.50 by
                    Private Placement, which Units shall consist of the following:

                         *    200,000 common shares in the
                              Company, which shall be recorded in
                              the books of the Company as having
                              a price per common share of
                              US$2.50;

                         *    Certificates representing Share
                              Purchase Warrants in two series as
                              follows:

                              (a)  Series A2 Share Purchase
                                   Warrants: convertible to
                                   200,000 common share of the
                                   Company up to and including
                                   December 15, 2000 at a price
                                   per share of US$2.50, after
                                   which time, if not exercised
                                   by the Investor, such Share
                                   Purchase Warrants with expire;
                                   and,

                              (b)  Series B2 Share Purchase
                                   Warrants: convertible to
                                   200,000 common shares of the
                                   Company up to and including
                                   March 15, 2002, at a price per
                                   share of US$2.50, after which
                                   time, if not exercised by the
                                   Investor, such Share Purchase
                                   Warrants will expire.

                         *    Each Share Purchase Warrant will
                              entitle the Investor to receive,
                              upon exercise and payment of the
                              price per share, one common share
                              in the Company.

                    3.   On September 15, 1999, the Investor
                    Shall purchase and the Company shall sell
                    200,000 Units at a price per unit of US$2.50 by Private Placement, which Units shall consist of the following:

                         *    200,000 common shares in the
                              Company, which shall be recorded in
                              the books of the Company as having
                              a price per common share of
                              US$2.50;

                         *    Certificates representing Share
                              Purchase Warrants in two series as
                              follows:

                              (a)  Series A3 Share Purchase
                                   Warrants: convertible to
                                   200,000 common shares of the
                                   Company up to and including
                                   December 15, 2000 at a price
                                   per share of US$2.50, after
                                   which time, if not exercised
                                   by the Investor, such Share
                                   Purchase Warrants will expire;
                                   and,

                              (b)  Series B3 Share Purchase
                                   Warrants: convertible to
                                   200,000 common shares of the
                                   Company up to and including
                                   March 15, 2002 at a price per
                                   share of US$2.50, after which
                                   time, if not exercised by the
                                   Investor, such Share Purchase
                                   Warrants will expire.

                         *    Each Share Purchase Warrant will
                              entitle the Investor to receive,
                              upon exercise and payment of the
                              price per share, one common share
                              in the Company.

                    4.   Upon and subject to completion by the
                         Investor of the full investment of
                         US$1.5 million by September 15, 1999,
                         the Company shall grant to the Investor
                         an Option to purchase 100,000 common
                         shares in the Company at a price of
                         US$2.50 per common share, to be
                         exercised on or before September 15,
                         2009.

Exchange Listing    NASDAQ

U.S. Sales          On a Private Placement basis under Rule 144A

Closing Date:       September 15, 1999